Exhibit 99.1
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
The definitions and interpretations commencing on page 17 of this circular apply to this cover page.
Action required
1.	If you have disposed of all your shares in Telkom, please forward this circular to the purchaser of such shares or the broker, CSDP, banker or other agent through whom such disposal was effected.

2.
The general meeting convened in terms of this circular will be held in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, South Africa, at 10:00 South African time on Thursday, 26 March 2009.

(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
ISIN: ZAE000044897
(“Telkom” or the “Company”)
CIRCULAR TO SHAREHOLDERS
regarding:
•	the proposed sale by Telkom of a 15% stake in Vodacom Group to Vodafone Holdings, an indirect wholly-owned subsidiary of Vodafone Group;

•
the proposed distribution by way of a special dividend to Telkom shareholders of 50% of the after-tax proceeds from the sale of the 15% stake in Vodacom Group, net of any STC levied thereon, and an additional amount which relates to the Vodacom Group dividends for the financial year ending 31 March 2009;

•
the proposed unbundling of Telkom’s remaining 35% stake in Vodacom Group by way of a distribution in specie to Telkom shareholders in terms of section 90 of the Companies Act and section 46 of the Income Tax Act, in the ratio of one Vodacom Group share for every one Telkom share held by Telkom shareholders at the close of business on the record date for the unbundling, being Monday, 11 May 2009;

•	the proposed amendment to Telkom’s articles of association;
and also relating to:
•	the proposed amendment to the Telkom Conditional Share Plan;
and incorporating a:
•	notice convening a general meeting of Telkom shareholders; and

•	form of proxy to be completed by certificated shareholders and “own-name” dematerialised shareholders for the general meeting.
This is not an offer of securities for sale in the US or to or for the account or benefit of any “US person” (within the meaning of the US Securities Act of 1933, as amended) and securities may not be offered or sold in the US or to a “US person” absent of registration or an exemption from registration. There will be no public offering of Vodacom Group securities in the US or to a “US person” that would require registration.
Date of issue: Monday, 2 March 2009
This circular is available in English only. Shareholders are advised to read this document in conjunction with the pre-listing statement of Vodacom Group, the annual reports of both Telkom and Vodacom Group for the year ended 31 March 2008, the Telkom annual report on Form 20-F for the year ended 31 March 2008 filed with the SEC and the interim report of Telkom for the six months ended 30 September 2008 issued to shareholders. Copies of these documents may be obtained from Telkom, the financial advisors, Werksmans, the transaction sponsor and the transfer secretaries, whose details are set out in the “Corporate Information and Advisors” section on page 1 of this circular.

Telkom shareholders who are “U.S. persons” or have a registered address in the US and all Telkom ADS holders will not personally receive any Vodacom Group shares pursuant to the unbundling. In addition, Telkom shareholders in certain other jurisdictions outside of South Africa will not be entitled to personally receive any Vodacom Group shares pursuant to the unbundling if such receipt may involve unduly onerous registration or approval requirements under local securities laws, as determined by the Telkom directors in their sole discretion. The Vodacom Group shares due to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will be disposed of for cash in South Africa on the basis detailed in paragraph 7.2 of this circular and pursuant to Regulation S, and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such US shareholders, Telkom ADS holders and ineligible foreign shareholders in proportion to their respective entitlements to Vodacom Group shares. There can be no assurance as to what price such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.
Neither the SEC nor any state securities commission has approved or disapproved of the Vodacom Group shares to be distributed pursuant to the unbundling or this circular or expressed a view as to whether to vote for or against the proposed transaction or determined if this circular is truthful or complete. Any representation to the contrary is a criminal offence in the United States.
Important notice regarding the availability of certain shareholder materials for the general meeting to be held at 10:00 on Thursday, 26 March 2009. The form of proxy with respect to the general meeting and the accompanying circular and notice of general meeting, as well as the 2008 annual reports of both Telkom and Vodacom Group, are available at www.telkom.co.za/ir.

CORPORATE INFORMATION AND ADVISORS

Company Secretary and registered office of Telkom
Adv M C Monyai (Acting)
Telkom Towers North
152 Proes Street
Pretoria 0002
(Private Bag X881, Pretoria 0001)
Financial advisors
JP Morgan Chase Bank, N.A. (Johannesburg Branch)
(Registration number 2001/016069/10)
1 Fricker Road
Illovo 2196
(Private Bag X9936, Sandton 2146)
Vermogen Financial Services (Proprietary) Limited
trading as IDG Financial Services
(Registration number 2005/000399/07)
The Pathway
53a Albertyn Avenue
Wierda Valley, Sandton 2196
(Private Bag 10045, Sandton 2146)
Transaction sponsor
J.P. Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo 2196
(Private Bag X9936, Sandton 2146)
Reporting accountants and auditors
Ernst & Young Incorporated
(Registration number 2006/018200/21)
Wanderers Office Park
52 Corlett Drive
Illovo 2196
(Private Bag X14, Northlands 2116)
Transfer secretaries
Computershare Investor Services
(Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Marshalltown 2107
(PO Box 61051, Marshalltown 2107)
South African legal advisors to Telkom
Werksmans Incorporated
(Registration number 1990/007215/21)
155 — 5th Street
Sandton 2196
(Private Bag 10015, Sandton 2146)
Mchunu Koikanyang Incorporated
(Registration number 2008/005484/21)
6th Floor, North Wing, President Place
Corner Baker and Hood Avenue
Rosebank 2196
(PO Box 2960, Parklands 2121)
United States legal advisor to Telkom
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 E 55th Street
New York, NY 10022
United States depositary
In the United States
The Bank of New York Mellon
101 Barclay Street
New York, NY 10286
In the United Kingdom
The Bank of New York Mellon
41st Floor, 1 Canada Square
Canary Wharf
London E14 5AL

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Many of the statements contained or incorporated by reference in this circular and the exhibits hereto, as well as oral statements that may be made by Telkom or Vodacom or by officers, directors or employees acting on their behalf, constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, amongst others, statements regarding Telkom’s mobile and other strategies future financial position and plans, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking.
These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s and Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Amongst the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the SEC and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, Telkom’s and Vodacom’s ability to consummate the unbundling; Telkom’s and Vodacom’s ability to successfully implement their respective mobile strategies following the Vodacom unbundling; increased competition in the South African fixed-line, mobile and data communications markets; Telkom’s ability to implement its strategy of transforming from basic voice and data connectivity to fully converged solutions; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their respective operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; Telkom’s ability to improve and maintain its management information and other systems; Telkom’s and Vodacom’s ability to attract and retain key personnel and partners; Telkom’s inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit Telkom’s flexibility and ability to implement its preferred strategies if the unbundling does not occur; Vodacom’s continued payment of dividends or distributions to Telkom if the unbundling does not occur; Telkom’s negative working capital; changes in technology and delays in the implementation of new technologies; Telkom’s ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that Telkom unbundle the local loop; Telkom’s ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that Telkom or Vodacom have significant market power or otherwise imposes unfavourable terms and conditions on Telkom; Telkom’s ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on Telkom’s business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on Telkom’s business; fluctuations in the value of the rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labour laws and labour relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to Telkom or not currently considered material by Telkom and Vodacom.

Furthermore, the targets, estimates, forecasts, projections and pro forma financial information included or incorporated by reference herein and in the exhibits hereto have been prepared based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by Telkom, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Telkom’s control, and upon assumptions with respect to future economic activity and business decisions which are subject to change. In addition, targets, estimates, forecasts, projections and pro forma financial information in a transforming industry such as Telkom’s are inherently risky, particularly in later years. As a result, Telkom cannot provide any assurance that these results will be realised. The prospective and pro forma financial information presented herein may vary substantially from actual results. Telkom makes no representation that these results will be achieved.
You are cautioned not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these forward-looking statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.
Telkom filed an annual report on Form 20-F with the SEC, for the year ended 31 March 2008 on 18 July 2008, which was amended and re-filed with the SEC on 23 October 2008. This annual report includes a detailed description of risk factors that may affect its business and includes Telkom’s and Vodacom’s audited consolidated financial statements for the year ended 31 March 2008, including the notes thereto. For further information you should refer to the Form 20-F and other filings and submissions by Telkom with the SEC, which are available on Telkom’s website at www.telkom.co.za/ir.

OVERVIEW
The definitions and interpretations commencing on page 17 of this circular have been used in this section.
The purpose of this document is to furnish Telkom shareholders with all relevant information relating to the sale transaction, the unbundling, the listing and the special dividend and the proposed amendments to Telkom’s articles of association and the Telkom Conditional Share Plan. Included in this circular is a notice convening a general meeting of shareholders containing the special and ordinary resolutions required to implement the proposed transaction and effect the proposed amendments to Telkom’s articles of association and the Telkom Conditional Share Plan.
This circular has been mailed to shareholders together with the pre-listing statement and should be read in its entirety and in conjunction with the pre-listing statement in order to understand the proposed transaction. However, generally, and for ease of reference, shareholders are informed that the information contained within this circular is set out in the following four sections:
PART A
This section provides an overview of the information contained within this circular, the steps which need to be taken by shareholders, and the key dates and times. This section comprises the following three items:
1.	The “Action required by shareholders” commencing on page 7 sets out the steps that need to be taken by shareholders pursuant to this circular;

2.	The “Important dates and times” commencing on page 9 sets out the key dates and times for, inter alia, the general meeting, the unbundling and the special dividend; and

3.	The “Salient information” commencing on page 11 provides a summary of the salient features of the information detailed in this circular.
PART B
The “Circular to shareholders” commencing on page 24 sets out all pertinent information required in terms of the Listings Requirements regarding the proposed transaction and the proposed amendments to Telkom’s articles of association and the Telkom Conditional Share Plan.
PART C
The“Annexures” to this circular, which serve as background information to assist shareholders in deciding on the appropriate action, commence on page 64 and include the following:
1.	Telkom’s pro forma financial information and the independent reporting accountants’ report thereon;

2.	Telkom’s historical financial information;

3.	Disclosures regarding material litigation involving Telkom; and

4.	The trading history of Telkom shares and Telkom ADSs.
PART D
The “Notice of general meeting of shareholders” commencing on page 112 provides notice of the general meeting and sets out the resolutions to be proposed at the general meeting. The “Form of proxy for the general meeting of shareholders” attached to this circular, if completed and submitted, allows certificated shareholders and “own-name” dematerialised shareholders to be represented by proxy at the general meeting.

TABLE OF CONTENTS
The definitions and interpretations commencing on page 17 of this circular have been used in this table of contents.

		Page

24. Material changes		61

25. Working capital statement		61

26. Notice of general meeting		61

27. Directors’ opinion and recommendation		62

28. Directors’ responsibility statement		62

29. Expenses relating to the proposed transaction		62

30. Consents		62

31. Documents available for inspection		62

32. Incorporation by reference		63

Annexure 1	Unaudited pro forma financial information for Telkom for the financial year ended 31 March 2008	64

Annexure 2	Unaudited pro forma financial information for Telkom for the six months ended 30 September 2008	68

Annexure 3	Independent reporting accountants’ assurance report on the pro forma financial information of Telkom for the financial year ended 31 March 2008 and the six months ended 30 September 2008	72

Annexure 4	Abridged historical financial information for Telkom for the six months ended 30 September 2008	74

Annexure 5	Summary of material litigation	102

Annexure 6	Trading history of Telkom shares and Telkom ADSs	107

Notice of general meeting of shareholders		112

Form of proxy for the general meeting of shareholders		Attached

ACTION REQUIRED BY SHAREHOLDERS
The definitions and interpretations commencing on page 17 of this circular have been used in this section.
1.
This circular is important and requires your immediate attention. Please take careful note of the following provisions regarding the action required by Telkom shareholders. If you are in any doubt as to the action you should take in relation to this circular, please consult your stockbroker, CSDP, banker, attorney, accountant or other professional advisor immediately. If you have disposed of all your Telkom shares, please forward this circular to the purchaser of such shares or the broker, CSDP, banker or other agent through whom such disposal was effected.

2.
This circular contains information relating to the proposed sale by Telkom of a 15% stake in Vodacom Group to Vodafone Holdings, the subsequent distribution of 50% of the after-tax sale proceeds (net of any STC levied thereon), and an additional amount which relates to the Vodacom Group dividends for the financial year ending 31 March 2009, as a special dividend to Telkom shareholders, the unbundling of Telkom’s remaining 35% stake in Vodacom Group and amendments to Telkom articles of association and the Telkom Conditional Share Plan. Vodacom Group will be listed on the JSE in the Telecommunications sector on the Main Board prior to the unbundling. Shareholders are referred to the pre-listing statement for further information on Vodacom Group as well as the 2008 annual reports of both Telkom and Vodacom Group, the most recent Telkom annual report on Form 20-F for the year ended 31 March 2008 filed with the SEC and the interim report of Telkom for the six months ended 30 September 2008 issued to shareholders. Copies of these documents may be obtained from Telkom, the financial advisors, Werksmans, the transaction sponsor and the transfer secretaries, whose details are set out in the “Corporate Information and Advisors” section on page 1 of this circular, and are available at www.telkom.co.za/ir.

3.
A general meeting has been convened in terms of the notice of general meeting commencing on page 112 of this circular for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions necessary to approve and implement the proposed transaction and to approve the amendments to Telkom’s articles of association and the Telkom Conditional Share Plan. The general meeting will be held in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, South Africa, at 10:00 South African time on Thursday, 26 March 2009.

4.
If you hold certificated shares you are entitled to attend in person or to be represented by proxy at the general meeting. If you are unable to attend the general meeting in person, but wish to be represented thereat by proxy, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Marshalltown 2107 (PO Box 61051, Marshalltown 2107), by no later than 10:00 South African time on Wednesday, 25 March 2009.

5.	If you have dematerialised your shares and:
5.1
have “own-name registration”, you are entitled to attend the general meeting in person or be represented by proxy at the general meeting. If you are unable to attend the general meeting in person, but wish to be represented thereat by proxy, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by Telkom’s transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), by no later than 10:00 South African time on Wednesday, 25 March 2009; or

5.2
do not have “own-name registration” you are entitled to attend the general meeting in person or be represented by proxy at the general meeting. You must not, however, complete the attached form of proxy; your CSDP or broker should contact you in this regard. If your CSDP or broker has not contacted you, you are advised to contact your CSDP or broker as soon as possible and provide him with your voting instructions in the manner and by the cut-off time stipulated by the CSDP or broker. If your CSDP or broker does not obtain instructions from you, he will be obliged to act in terms of the agreement between you and your CSDP or broker. If you do wish to attend in person or be represented by proxy at the general meeting, you must contact your CSDP or broker to issue the necessary authority to enable you to attend in person or be represented by proxy at the general meeting.

6.
The attention of shareholders is drawn to the fact that, subject to the appropriate conditions precedent to the transaction being fulfilled and paragraph 9 below, each of those shareholders holding Telkom shares in certificated form will receive a share certificate for the Vodacom Group unbundled shares and will be required to dematerialise such share certificate in order to sell such Vodacom Group unbundled shares on the JSE. Shareholders holding Telkom shares in dematerialised form will have their accounts at their CSDP or broker credited in respect of the Vodacom Group unbundled shares attributable to them.

7.	Telkom share certificates may not be dematerialised or rematerialised between Tuesday, 5 May 2009 and Friday, 15 May 2009, both days inclusive.

8.
Telkom ADS holders will receive a voting instruction card generated by Telkom’s United States Depositary, The Bank of New York Mellon. Telkom ADS holders who wish to attend the Telkom general meeting must contact the United States Depositary to become registered owners of the Telkom shares corresponding to their Telkom ADSs prior to 14:00 Eastern Standard Time on Wednesday, 18 March 2009, by presenting their Telkom ADSs to the United States Depositary for cancellation, and (upon compliance with the terms of the Deposit Agreement including payment of the United States Depositary’s fees and applicable taxes and governmental charges) taking delivery of the underlying Telkom shares represented thereby. The details of the United States Depositary are referred to in the “ Corporate Information and Advisors “ section on page 1 of this circular.

9.
Telkom shareholders who are “US persons” or with an address in the US and all Telkom ADS holders will not personally receive any Vodacom Group shares as a result of the unbundling. In addition, Telkom shareholders in certain other jurisdictions outside of South Africa will not be entitled to personally receive any Vodacom Group shares as a result of the unbundling if such receipt may involve unduly onerous registration or approval requirements under local securities laws in the Telkom directors’ sole discretion. A mechanism will be put in place so that the Vodacom Group shares due to such US shareholders and other ineligible foreign shareholders will be retained by Telkom or delivered to a third party in South Africa nominated by Telkom, who shall coordinate the disposal of the Vodacom Group shares due to such US shareholders and other ineligible foreign shareholders for cash in South Africa on the basis set out in paragraph 7.2 of this circular and pursuant to Regulation S and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such US shareholders and other ineligible foreign shareholders, in proportion to their respective entitlements to Vodacom Group shares. In addition, the United States Depositary will dispose of the Vodacom Group shares due to Telkom ADS holders for cash in South Africa pursuant to Regulation S either independently or in combination with the disposal of the Vodacom Group shares due to US shareholders and any other ineligible foreign shareholders as described above, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such Telkom ADS holders, in proportion to such Telkom ADS holders’ entitlement to Vodacom Group shares. There can be no assurance as to what price such US shareholders, other ineligible foreign shareholders and Telkom ADS holders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.

10.
The unbundling is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the exchange control regulations. The unbundling may be affected by the laws of the relevant jurisdictions of foreign shareholders. Such foreign shareholders should inform themselves about, and observe any applicable legal requirements of, such jurisdictions in relation to all aspects of this circular that may affect them, including the unbundling. It is the responsibility of any foreign shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the unbundling, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Any foreign shareholder who is in doubt as to his position, including without limitation, his tax status, should consult an appropriate professional advisor in the relevant jurisdiction without delay. In this regard the attention of foreign shareholders is drawn to paragraph 7 of this circular which sets out in detail the position of foreign shareholders.

11.	Telkom shareholders and Telkom ADS holders are not entitled to appraisal rights in connection with the proposed transaction under South African law.

IMPORTANT DATES AND TIMES
The definitions and interpretations commencing on page 17 of this circular have been used in this section.
The general meeting

Issue of notice convening the general meeting	Monday, 2 March 2009

Last day for holders of Telkom ADSs to deliver voting instruction cards to the United States Depositary for the general meeting by 17:00 (Eastern Standard Time)	Tuesday, 24 March 2009

Last day for lodging of forms of proxy for the general meeting by 10:00	Wednesday, 25 March 2009

General meeting held at 10:00	Thursday, 26 March 2009

Results of the general meeting released on SENS	Thursday, 26 March 2009

Results of the general meeting published in the press	Friday , 27 March 2009
The unbundling

Finalisation date, by 12:00	Thursday, 23 April 2009

Last day to trade in Telkom shares on the JSE to participate in the unbundling	Monday, 4 May 2009

Telkom Depositary Receipt program closed for issuances and cancellations to correspond to dematerialisation	Tuesday, 5 May 2009

Telkom shares trade “ex” the entitlement to the Vodacom Group unbundled shares and cash proceeds from the sale thereof from the commencement of business	Tuesday, 5 May 2009

Listing of Vodacom Group on the JSE under the share code “VOD” and ISIN of ZAE 000 132 577 from the commencement of business	Tuesday, 5 May 2009

Placement of due bills for trading on NYSE	Thursday, 7 May 2009

Announcement of apportionment of base cost for CGT purposes	Thursday, 7 May 2009

Record date to participate in the unbundling	Monday, 11 May 2009

Unbundling effected	Tuesday, 12 May 2009
Share certificates for Vodacom Group unbundled shares will be posted by registered mail (at the risk of the certificated shareholders concerned) to certificated shareholders. Dematerialised shareholders will have their accounts at their CSDP or broker updated with such Vodacom Group unbundled shares.
Telkom US shareholders, Telkom ADS holders and other ineligible foreign shareholders will not personally receive any Vodacom Group shares pursuant to the unbundling. The Vodacom Group shares due to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will be disposed of for cash in South Africa on the basis set out in paragraph 7.2 of this circular and pursuant to Regulation S, and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders in proportion to their respective entitlements to Vodacom Group shares. There can be no assurance as to what price such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.

The special dividend

Last day to trade in Telkom shares on the JSE and Telkom ADSs on the NYSE to participate in the special dividend	Friday, 8 May 2009

Telkom shares trade “ex” the special dividend from the commencement of business	Monday, 11 May 2009

Record date to participate in the special dividend	Friday, 15 May 2009

Special dividend paid	Monday, 18 May 2009

Notes:

1.	The above dates and times are indicative only and subject to change. Any changes to the above dates and times will be released on SENS and published in the press.

2.	Unless otherwise indicated, all times given in this circular are local times in South Africa.

3.	Telkom share certificates may not be dematerialised or rematerialised between Tuesday, 5 May 2009 and Friday, 15 May 2009, both days inclusive.

4.
These dates will only apply if the conditions precedent have been fulfilled by Thursday, 2 April 2009 so that the finalisation announcement can be released by 12:00 on Thursday, 23 April 2009 (the finalisation date) to allow five clear days before the last day to trade prior to the listing of Vodacom Group on the JSE.

5.	If the conditions precedent have not been fulfilled by the finalisation date, the revised dates and times will be released on SENS and published in the press.

6.	The NYSE will determine the “ex” date with respect to the trading of Telkom ADSs.

SALIENT INFORMATION
This summary contains the salient features of the information detailed in this circular but does not obviate the need for shareholders to read this circular in its entirety. The definitions and interpretations commencing on page 17 of this circular have been used in this section.
1.	INTRODUCTION

On 6 November 2008 Telkom announced on SENS that Telkom, Vodafone, the SA Government and Vodacom Group had signed binding transaction agreements, pursuant to which, subject to certain conditions:
1.1
Vodafone Holdings will acquire from Telkom 15% of the entire issued share capital of Vodacom Group for a cash consideration of ZAR22.5 billion less the attributable net debt of Vodacom Group as at 30 September 2008 and 15% of any dividends (and any STC levied thereon), declared or paid by Vodacom Group post signature of the transaction agreements and prior to the implementation of the sale transaction;

1.2	Telkom will distribute 50% of the after-tax proceeds from the sale transaction to Telkom shareholders by way of a special dividend, net of any STC levied thereon;

1.3	Vodacom Group will be converted to a public company and application made for Vodacom Group to be listed on the Main Board of the JSE; and

1.4
Telkom will distribute the balance of the shares in Vodacom Group held by it (constituting 35% of the issued share capital of Vodacom Group) to Telkom shareholders in proportion to their shareholdings in Telkom, by way of an unbundling in terms of section 90 of the Companies Act and section 46 of the Income Tax Act.

2.	PURPOSE OF THIS CIRCULAR

The purpose of this circular is to:
2.1	provide shareholders with the relevant information regarding the proposed transaction and the implications thereof in accordance with the Listings Requirements;

2.2	provide shareholders with details of the proposed amendment to Telkom’s articles of association;

2.3	provide shareholders with details of the proposed amendment to the Telkom Conditional Share Plan; and

2.4
convene a general meeting of shareholders in terms of the notice of general meeting commencing on page 112 of this circular at which the resolutions required to approve and implement the proposed transaction and the resolutions required to approve the amendments to Telkom’s articles of association and the Telkom Conditional Share Plan will be proposed and voted on by shareholders.

3.	BACKGROUND TO AND RATIONALE FOR THE PROPOSED TRANSACTION
3.1	Benefits to Telkom

The board and senior management of Telkom have undertaken an extensive review of Telkom’s investment in Vodacom Group and believe that, although Vodacom Group remains attractive and highly profitable, in order to maximise future shareholder value it is preferable for Telkom to focus on its core fixed-line business and pursue a stand-alone growth strategy, and for Vodacom Group to be a separately listed company.

Telkom’s existing 50% shareholding in Vodacom Group is not optimal from a value creation perspective as Telkom and Vodafone exercise joint control over Vodacom Group and Telkom is therefore limited in its ability to realise the potential benefits of an integrated strategy. Furthermore, the Vodacom Group shareholders’ agreement limits Telkom’s ability to act independently and execute its strategy. Accordingly, after evaluating the options available to Telkom, the board has decided to proceed with the proposed transaction given the strategic and financial rationale therefor.

The proposed transaction is also expected to unlock significant value for Telkom shareholders who stand to benefit from both the listing of Vodacom Group and a potential re-rating of Telkom’s fixed-line and other businesses based upon the stand-alone value of these businesses as well as domestic and international market fundamentals. Furthermore, monetisation of Telkom’s investment in Vodacom Group at an attractive price will afford Telkom additional flexibility in its capital structure which is key in the current volatile market environment.

Following the implementation of the proposed transaction, Telkom intends to continue to focus on its core fixed-line business and to pursue its growth strategy

3.2	Benefits to Telkom shareholders

In addition to the aforegoing, the listing of Vodacom Group will provide Telkom shareholders with an opportunity to gain direct exposure to Vodacom Group, a leading African communications group providing mobile communications and related services to 37.8 million customers as at 31 December 2008.

Implementation of the proposed transaction will give Telkom shareholders the opportunity to choose in which company/ies they would like to be invested. The unbundling will allow investors to attribute an appropriate value to both Telkom and Vodacom Group which is in alignment with the specific dynamics and prospects of the respective companies.

4.	OVERVIEW OF THE PROPOSED TRANSACTION
4.1	The sale transaction

The sale transaction will be implemented prior to the listing and the unbundling.

Subject to the fulfilment or waiver of the conditions precedent set out in paragraph 5 of this circular, Telkom will dispose of 15% of the issued share capital of Vodacom Group to Vodafone Holdings.

The purchase price of ZAR22.500 billion for the 15% stake in Vodacom Group has been determined on a cash-free, debt-free basis and is subject to adjustment for dividends paid by Vodacom Group in the period between signature of the transaction agreements and implementation of the sale transaction. The net purchase price payable to Telkom by Vodafone Holdings is expected to be ZAR20.583 billion, being ZAR22.500 billion less the attributable net debt as at 30 September 2008 of ZAR1.554 billion, and an amount of ZAR0.363 billion relating to Vodacom Group’s anticipated final dividend for the year ending 31 March 2009.

4.2	The special dividend

Subject to the resolution declaring the special dividend being passed by the requisite majority of Telkom shareholders and fulfilment or waiver of the other conditions precedent set out in paragraph 5 of this circular, Telkom will pay to Telkom shareholders recorded on the register as at the close of business on the record date for the special dividend, a dividend equal to 50% of the after-tax proceeds from the sale transaction, net of any STC levied thereon and an additional amount which relates to the Vodacom Group dividends for the financial year ending 31 March 2009. Collectively, this will amount to a dividend of ZAR19.00 per Telkom share. The special dividend will be paid on Monday, 18 May 2009.

4.3	The listing of Vodacom Group

The listing will take place prior to the unbundling. Subject to the fulfilment or waiver of the conditions precedent set out in paragraph 5 of this circular, the JSE has granted a listing of Vodacom Group in the “Telecommunications” sector of the Main Board under the abbreviated name “VODACOM” and share code “VOD” with effect from the commencement of business on Tuesday, 5 May 2009.

4.4	The unbundling

In accordance with the general authority granted to Telkom’s directors on 15 September 2008, Telkom repurchased 286 shares in order to facilitate a 1:1 unbundling ratio for its shareholders. Following the implementation of the sale transaction, the capital restructure and the cancellation of the 286 shares, Telkom will hold 520,783,900 Vodacom Group shares equating to 35% of the issued share capital of Vodacom Group.

Subject to the fulfilment or waiver of the conditions precedent referred to in paragraph 5 of this circular, all of the shares held by Telkom in Vodacom Group, as at the record date, will be distributed to Telkom shareholders recorded in the register as at the close of business on the record date for the unbundling. The number of Vodacom Group shares to be unbundled for every one Telkom share held by a Telkom shareholder, at the close of business on the record date, will be one. The unbundling will be effected as a dividend in specie in terms of section 90 of the Companies Act and article 11 of Telkom’s articles of association and in accordance with section 46 of the Income Tax Act.

Telkom US shareholders, Telkom ADS holders and other ineligible foreign shareholders will not personally receive any Vodacom shares pursuant to the unbundling. The Vodacom shares due to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will be disposed of for cash in South Africa on the basis set out in paragraph 7.2 of this circular and pursuant to Regulation S, and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders in proportion to their respective entitlements to Vodacom Group shares. There can be no assurance as to what price such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.

5.	CONDITIONS PRECEDENT

The sale transaction, the special dividend, the listing and the unbundling are inter-conditional so that none of them will be implemented unless the others become unconditional. Once each component of the proposed transaction has become unconditional, the proposed transaction will be implemented in the following sequence:

•	first, the sale transaction;

•	second, the listing of the Vodacom Group shares on the Main Board of the JSE;

•	third, the unbundling of the balance of the Vodacom Group shares held by Telkom to its shareholders; and

•	fourth, the special dividend.
The conditions precedent must be fulfiled by 6 November 2009 or such other later date as may be agreed by the parties to the transaction implementation agreement.
As at the last practicable date, all of the conditions precedent had been fulfilled save for the following:
•	approval by ICASA, to the extent required;

•	the registration of the resolutions necessary to give effect to the capital restructure; and

•	the passing at the general meeting of all the resolutions required in order to implement the proposed transaction.
The approval of the amendment to Telkom’s articles of association as set out in paragraph 11 of this circular is a condition of the proposed transaction.
The approval of the amendment to the Telkom Conditional Share Plan as set out in paragraph 12 of this circular is not a condition of the proposed transaction.
6.	PROCEDURE FOR IMPLEMENTATION OF THE PROPOSED TRANSACTION
6.1	The unbundling

Certificated shareholders recorded on the register on the record date for the unbundling will receive a share certificate for the Vodacom Group unbundled shares due to them that will be sent to their registered postal address by registered mail on or about Tuesday, 12 May 2009, at their risk. Certificated shareholders will be required to dematerialise such share certificate in order to sell such Vodacom Group shares on the JSE.

Dematerialised shareholders recorded on the register on the record date for the unbundling will have their accounts at their CSDP or broker credited with the Vodacom Group unbundled shares due to them on Tuesday, 12 May 2009.

Telkom share certificates may not be dematerialised or rematerialised between Tuesday, 5 May 2009 and Friday, 15 May 2009 (both days inclusive).

US shareholders Telkom ADS holders and other ineligible foreign shareholders will not personally receive any Vodacom Group shares pursuant to the unbundling.

Pursuant to the proposed amendment to Telkom’s articles of association, a mechanism will be put in place so that the Vodacom Group shares due to US shareholders and other ineligible foreign shareholders will not be delivered to such US shareholders and other ineligible foreign shareholders personally but rather retained by Telkom or delivered, following the unbundling, to a third party in South Africa nominated by Telkom, which in each case will hold such Vodacom Group shares on behalf of the US shareholders and other ineligible foreign shareholders and shall, on the basis set out in paragraph 7.2 of this circular, coordinate the disposal of the Vodacom Group shares due to such US shareholders and other ineligible foreign shareholders for cash in South Africa pursuant to Regulation S and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such US shareholders and other ineligible foreign shareholders, in proportion to their respective entitlements to Vodacom Group shares.

In addition, the United States Depositary will dispose of the Vodacom Group shares due to Telkom ADS holders for cash in South Africa, pursuant to Regulation S, either independently or in combination with the disposal of the Vodacom Group shares due to US shareholders and other ineligible foreign shareholders as described above, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such Telkom ADS holders, in proportion to such Telkom ADS holders’ entitlement to Vodacom Group shares.

There can be no assurance as to what price such US shareholders, other ineligible foreign shareholders and Telkom ADS holders will receive from the disposal of such Vodacom Group shares or the timing of such receipt.

The attention of all foreign shareholders is drawn to the provisions of paragraph 7 of this circular.

6.2	The special dividend

Cheques for the special dividend will be sent to certificated shareholders who have not provided details of their bank accounts on Monday, 18 May 2009 by ordinary mail at their risk. Certificated shareholders who have provided details of their bank accounts will receive electronic special dividend payments to their bank accounts on Monday, 18 May 2009.

Dematerialised shareholders will have their accounts at their CSDP or broker credited with the special dividend on Monday, 18 May 2009.
7.	THE AMENDMENT TO TELKOM’S ARTICLES OF ASSOCIATION
The securities laws of certain jurisdictions outside of South Africa preclude Telkom from distributing Vodacom Group shares to Telkom shareholders who are resident, or who have a registered address, in such jurisdictions unless the Vodacom Group shares are registered or approved in accordance with such local securities laws. Telkom and Vodafone are of the view that in light of the number of Vodacom Group shares involved, such registration or approval processes may impose an unduly onerous obligation on Telkom and Vodacom Group.
Accordingly, in order to ensure that such foreign shareholders are not prejudiced, Telkom proposes amending its articles of association to permit that where the distribution of Vodacom Group shares into a jurisdiction may result in unduly onerous registration or other regulatory obligations on Telkom, the directors of Telkom shall be entitled to direct that such Vodacom Group shares will not be delivered to such ineligible foreign shareholders in such jurisdiction personally, but rather will be retained by Telkom or delivered, following the unbundling, to a third party in South Africa nominated by Telkom, which in each case will hold such Vodacom Group shares on behalf of the ineligible foreign shareholders concerned. Telkom or the third party shall, on the basis set out in paragraph 7.2 of this circular coordinate the disposal of the Vodacom Group shares due to such ineligible foreign shareholders for cash in South Africa pursuant to Regulation S and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to ineligible foreign shareholders, in proportion to such ineligible foreign shareholders’ entitlements to Vodacom Group shares. There can be no assurance as to what price such ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt. The passing at the general meeting by at least 75% of Telkom shareholders present in person or represented by proxy of a special resolution to effect the above amendment to Telkom’s articles of association is a condition to the proposed transaction.

8.	THE AMENDMENT TO THE TELKOM CONDITIONAL SHARE PLAN
Telkom currently provides equity compensation to its employees through the Telkom Conditional Share Plan. The Telkom Conditional Share Plan covers both operational and management employees and the board may determine the maximum number of shares that will be awarded to each participant in a conditional contract. In terms of the Telkom Conditional Share Plan, a maximum of 22,281,272 ordinary shares are available for allocation. As of 31 December 2008, 18,116,411 ordinary shares were allocated under this plan, representing approximately 3.5% of Telkom’s issued ordinary shares.
The effect of the sale transaction and the unbundling is that those employees whose shares vest after the implementation of the proposed transaction will receive Telkom shares which do not include the value of Telkom’s stake in Vodacom Group. Moreover, as they will not be recorded on the register at the time of the unbundling and at the time of the payment of the special dividend, these employees will not participate in the unbundling or the special dividend.
The board is of the view that this would be prejudicial and act as a disincentive to employees because at the time that the shares were allocated to the employees, they would have included the value of Telkom’s stake in Vodacom Group. Accordingly, the board proposes that the Telkom Conditional Share Plan be amended as set out in paragraph in 12 of this circular. In deciding future allocations under the Telkom Conditional Share Plan, the board will take into account the benefit to certain Telkom employees as a result of the this amendment.
The effect of the proposed amendment to the Telkom Conditional Share Plan is that:
•	employees will, as shareholders in Telkom, participate in the unbundling of Vodacom Group and be entitled to receive one Vodacom Group share for every one Telkom share held by them;

•	employees will be entitled to receive a special dividend in respect of their vested shares; and

•
if the employee is no longer employed with Telkom on the original vesting date or if the employee has not met all the relevant performance criteria by the original vesting date, all or a portion of the vesting will cease to be of any force and effect and the employee will be required to transfer the applicable portion of the Telkom shares back to Telkom. The employee will, however, be entitled to retain the Vodacom Group shares and special dividend which he or she received.

The approval of the amendment to the Telkom Conditional Share Plan is not a condition to the proposed transaction.
9.	NOTICE OF GENERAL MEETING
A general meeting of Telkom shareholders will be held in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand at 10:00 South African time on Thursday, 26 March 2009 for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions necessary to approve and implement the proposed transaction and to approve the amendments to Telkom’s articles of association and to the Telkom Conditional Share Plan.
10.	SHAREHOLDER SUPPORT
The SA Government has provided an irrevocable undertaking to vote the 207,038,058 shares, held directly or indirectly by it, in favour of the resolutions required to implement the proposed transaction. As at the last practicable date these 207,038,058 shares constituted 39.8% of Telkom’s issued share capital.
The Public Investment Corporation has provided an irrevocable undertaking to vote the 94,132,578 shares, held directly or indirectly by it, in favour of the resolutions required to implement the proposed transaction. As at the last practicable date these 94,132,578 shares constituted 18.1% of Telkom’s issued share capital.

11.	DIRECTORS’ OPINION AND RECOMMENDATION
The directors have considered the terms and conditions of the proposed transaction and are of the opinion that the proposed transaction should ultimately enhance value for Telkom shareholders. Accordingly, the directors are in favour of the proposed transaction and intend to vote, in respect of any Telkom shares held by them at the general meeting, in favour of the resolutions necessary to approve and implement the proposed transaction and amend Telkom’s articles of association.
The directors have considered the amendment to the Telkom Conditional Share Plan and intend to vote, in respect of the Telkom shares held by them, in favour of the resolution necessary to approve the amendment to the Telkom Conditional Share Plan.
Accordingly, the directors recommend that shareholders vote in favour of the aforesaid resolutions.
12.	ADDITIONAL COPIES OF THIS CIRCULAR
Additional copies of this circular may be obtained during normal business hours from Monday, 2 March 2009 until Thursday, 26 March 2009 (both days inclusive), at the following addresses:
•	Telkom: Ground Floor reception, Telkom Towers North, 152 Proes Street, Pretoria 0002;

•	Computershare: 70 Marshall Street, Marshalltown 2107;

•	J.P. Morgan: 1 Fricker Road, corner Hurlingham Road, Illovo 2196;

•	IDG Financial Services: The Pathway, 53a Albertyn Avenue, Wierda Valley, Sandton 2196;

•	Werksmans: 155 — 5th Street, Sandton 2196; and

•	Bank of New York Mellon: 101 Barclay Street, New York, NY 10286, USA.

DEFINITIONS AND INTERPRETATIONS
For the purpose of this circular and these definitions, the singular includes the plural and vice versa, natural persons include juristic persons and vice versa and one gender includes the other genders, any reference to any legislation shall be a reference to such legislation in force at the last practicable date and a reference to a “holding” or “subsidiary” company shall bear the meaning ascribed thereto by the Companies Act.

“ADSL”	Asymmetric Digital Subscriber Line;

“ADS record date”
for the unbundling means, the last date on which a Telkom ADS holder must be recorded in the register in order to participate in the unbundling and receive the cash proceeds from the sale of Vodacom Group shares, which is expected to be Monday, 11 May 2009;

for the special dividend means, the date on which a Telkom ADS holder must be recorded in the register in order to participate in the special dividend, which is expected to be Friday, 15 May 2009;

“Africa Online”	Africa Online Holdings Limited (Registration number 25180/6058), a private limited liability company incorporated in accordance with the company laws of Mauritius;

“articles” or “Telkom’s articles of association”	the articles of association of Telkom;

“associated company” or “associate company”
means any association, business, close corporation, company, concern, enterprise, firm, partnership, person, trust, undertaking, voluntary association or other similar entity whether corporate or unincorporated in which a company holds at least 20% (twenty percent) of the equity interest and/or voting rights in such entity;

“attributable net debt”	The net debt attributable to the 15% stake in Vodacom Group being disposed of pursuant to the sale transaction, being ZAR1.554 billion;

“authorised dealer”	a person authorised to deal in foreign exchange as contemplated in the exchange control regulations

“BEE”	Black Economic Empowerment;

“Black Ginger”
Black Ginger 33 (Proprietary) Limited (Registration number 2004/015130/07), a private limited liability company incorporated in accordance with the company laws of South Africa and a wholly-owned subsidiary of the Public Investment Corporation;

“the board” or “ the directors” or “the Telkom directors” or “the Telkom board”	the board of directors of Telkom as constituted from time to time, which, as at the last practicable date, comprised the persons whose names appear in paragraph 19.1 of this circular;

“capital restructure”	the steps necessary to prepare Vodacom Group for the listing and/or the unbundling, as set out in the pre-listing statement;

“CEO”	chief executive officer;

“certificated shareholder”	in relation to a certificated share, the registered holder thereof;

“certificated share”	a Telkom share that has not been dematerialised, title to which is represented by a document of title;

“CGT”	Capital Gains Tax levied in terms of section 26A of the Income Tax Act read with the Eighth Schedule to the Income Tax Act;

“this circular”	this bound document, dated 2 March 2009 (including its Annexures, the notice of general meeting and form of proxy);

“common monetary area”	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;

“Companies Act”	the Companies Act (No. 61 of 1973), as amended;

“Competition Act”	the Competition Act (No. 89 of 1998), as amended;

“Computershare”	Computershare Investor Services (Proprietary) Limited (Registration number 2004/003647/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

“conditions precedent”	the conditions precedent to the proposed transaction, as set out in paragraph 5 of this circular;

“CSDP”	a Central Securities Depository Participant accepted as a participant in terms of the Securities Services Act (No. 36 of 2004), as amended;

“dematerialisation”	the process whereby certificated shares are converted into or held in electronic form and recorded in a sub-register of shareholders maintained by a CSDP;

“dematerialised share”	a Telkom share that has been dematerialised;

“dematerialised shareholder”	a Telkom shareholder who holds dematerialised shares;

“deposit agreement”
the Deposit Agreement, dated as of 3 March 2003, amongst Telkom, the United States Depositary, as depositary, and owners and beneficial owners of Telkom ADRs issued thereunder, including the form of Telkom ADR;

“document of title”	a share certificate, certified transfer deed, a balance receipt and any other document of title for a Telkom share acceptable to the Telkom directors;

“DRC”	Democratic Republic of the Congo;

“Elephant Consortium”	Newshelf 772 (Proprietary) Limited (Registration Number 2004/034886/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

“entitlement ratio”
the number of Vodacom Group shares (or the cash equivalent, net of applicable fees, expenses, taxes and charges) which each Telkom shareholder and Telkom ADS holder will receive for each Telkom share or Telkom ADS held by him on the record date for the unbundling, namely one in the case of Telkom shareholders, and four in the case of Telkom ADS holders;

“Ernst & Young”	Ernst & Young Incorporated (Registration number 2006/018200/21), a company incorporated in accordance with the company laws of South Africa;

“exchange control regulations”	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act (No. 9 of 1933), as amended;

“Exchange Act”	US Securities Exchange Act of 1934, as amended;

“finalisation date”	the date upon which the proposed transaction becomes unconditional in all respects and irrevocable;

“foreign shareholders”	shareholders who are nationals or citizens of, or who have registered addresses in countries other than South Africa;

“general meeting”
the general meeting of the shareholders of Telkom to be held at 10:00 South African time on Thursday, 26 March 2009, the notice of and form of proxy in respect of which are included in or attached to this circular;

“headline earnings”
earnings, as defined in International Accounting Standard 33, excluding “separately identifiable re-measurements”, as defined in South African Institute of Chartered Accountants’ circular 8/2007, net of related tax (current and deferred) and minority interest, other than “re-measurements” specifically included in terms of SAICA circular 8/2007;

“ICASA”	The Independent Communications Authority of South Africa;

“ICT”	information and communication technology;

“IDG FS”
Vermogen Financial Services (Proprietary) Limited (Registration number 2005/000399/07), trading as IDG Financial Services, a private limited liability company incorporated in accordance with the company laws of South Africa;

“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Income Tax Act”	the Income Tax Act (No. 58 of 1962), as amended;

“income tax”	income tax levied in terms the Income Tax Act;

“ineligible foreign shareholders”
foreign shareholders who will not be entitled to receive any Vodacom Group shares pursuant to the unbundling because such receipt would, as determined by the Telkom directors’ at their sole discretion, after consultation with Vodafone, require unduly onerous registration or approval requirements under the local securities laws of the jurisdictions of those foreign shareholders;

“Internal Revenue Code”	US Internal Revenue Code of 1986, as amended;

“ISDN”	Integrated Services Digital Network;

“ISP”	Internet service provider;

“IT”	Information technology;

“J.P. Morgan”
JP Morgan Chase Bank, N.A. (Johannesburg Branch) (Registration number 2001/016069/10), a company incorporated in accordance with laws of the State of New York, US and registered as an external company in accordance with the company laws of South Africa;

“JSE”
JSE Limited (Registration number 2005/022939/06), a public limited liability company incorporated in accordance with the company laws of South Africa and which is licensed to operate as an exchange under the Securities Services Act (No. 36 of 2004), as amended;

“King Code”	the King Report on Corporate Governance for South Africa, 2002;

“last day to trade”	for the unbundling means, the last date to trade in Telkom shares and Telkom ADSs in order to be recorded in the register on the record date for the unbundling, which is expected to be 4 May 2009;

for the special dividend means, the last date to trade in Telkom shares and Telkom ADSs in order to be recorded in the register on the record date for the special dividend, which is expected to be 8 May 2009;

“last practicable date”	the last practicable date prior to finalisation of this circular, being Friday, 20 February 2009;

“listing”
the proposed listing on the JSE of the entire issued ordinary share capital of Vodacom Group shares in the “Telecommunications” sector on the Main Board, which is expected to occur on 5 May 2009, and “listed” shall, as the context may require, have a corresponding meaning;

“Listings Requirements”	the listings requirements of the JSE, as amended;

“Main Board”	the Main Board of the JSE;

“Mchunu Koikanyang”	Mchunu Koikanyang Incorporated (Registration number 2008/005484/21), a company incorporated in accordance with the company laws of South Africa;

“memorandum”	the memorandum of association of Telkom;

“Multi-Links”	Multi-Links Telecommunications Limited (Registration Number RC 239630), a limited liability company incorporated in accordance with the company laws of Nigeria;

“MWEB Africa”	MWEB Africa Limited (Registration Number 078006C1/GBL), a limited liability company incorporated in accordance with the company laws of Mauritius;

“net debt”	the net debt of Vodacom, as defined in the sale of shares agreement, being the sum of:

(i) all non-interest bearing debt (excluding finance leases and preference share liabilities);

(ii) current interest-bearing debt;

(iii) income tax (and penalties thereon) accrued and/or due but not paid and the amount of any STC or withholdings taxes levied on;

(iv) equity distributions; and

(v) bank borrowings;

less:

(i) cash and cash equivalents (including money market instruments, excluding those held by the captive insurer); and

(ii) all amounts in respect of income tax due to Vodacom,

each as set out in Vodacom’s management accounts for September 2008;

“net purchase price”
the consideration payable to Telkom by Vodafone Holdings for the sale transaction, being ZAR22.500 billion less the attributable net debt of ZAR1.554 billion and 15% of any dividends (adjusted for any STC levied thereon), declared or paid by Vodacom Group post signature of the transaction agreements and prior to the implementation of the sale transaction;

“net tangible asset value”	assets, net of intangible assets, as defined in International Accounting Standard 38, and net of liabilities;

“NGN”	Next Generation Network, a single digital network, capable of transporting a variety of information and services e.g. voice, data, and various pipes of media e.g. video;

“NYSE”	The New York Stock Exchange, Incorporated;

“OTC”	over the counter;

“own-name dematerialised shareholder”	dematerialised shareholders whose dematerialised shares are registered in their own names in the register;

“Paul Hastings”	Paul, Hastings, Janofsky & Walker LLP, a limited liability partnership in the US;

“pre-listing statement”	the Vodacom Group pre-listing statement (together with its Annexures) dated 2 March 2009 issued or to be issued by Vodacom Group in connection with the listing;

“proposed transaction”	collectively the sale transaction, the special dividend, the listing and the unbundling;

“PSTN”	Public Switched Telephone Network;

“Public Investment Corporation”	Public Investment Corporation Limited, (Registration number 2005/009094/06), a public limited liability company incorporated in accordance with the company laws of South Africa;

“rand” or “R” or “ZAR”	the lawful currency of South Africa;

“record date”	for the unbundling means, the last date on which a Telkom shareholder must be recorded in the register in order to participate in the unbundling, which is expected to be Monday, 11 May 2009;

for the special dividend means, the last date on which a Telkom shareholder must be recorded in the register in order to participate in the special dividend, which is expected to be Friday, 15 May 2009;

“Regulation S”	as promulgated under the US Securities Act of 1933, as amended;

“register”	Telkom’s register of shareholders;

“regulatory agreement”	the agreement entered into amongst Vodafone, Vodacom and the SA Government on 6 November 2008, pursuant to which Vodafone and Vodacom gave certain undertakings to the SA Government;

“reserves”	accumulated profits of Telkom;

“SA Government”	the Government of South Africa, represented by the Department of Communications;

“sale of shares agreement”	the sale of shares agreement entered into on 6 November 2008 between Telkom and Vodafone Holdings;

“sale transaction”	the sale by Telkom of 15% of the issued share capital of Vodacom Group to Vodafone Holdings in terms of the sale of shares agreement;

“SARB”	South African Reserve Bank;

“SEC”	United States Securities and Exchange Commission;

“Securities Act”	US Securities Act of 1933, as amended;

“SENS”	the electronic Securities Exchange News Service operated by the JSE;

“share” or “Telkom share”	an ordinary share in the share capital of Telkom with a par value of R10;

“shareholder” or “Telkom shareholder”	a registered and/or beneficial holder of Telkom shares or Telkom ADSs at the relevant time, as the context may require;

“securities transfer tax”	securities transfer tax levied in terms of section 2 of the Securities Transfer Tax Act (No. 25 of 2007);

“South Africa”	the Republic of South Africa;

“South African Competition Authorities”	the Competition Commission of South Africa and/or the Competition Tribunal of South Africa and/or the Competition Appeal Court of South Africa;

“special dividend”
the distribution by Telkom of 50% of the after-tax proceeds from the sale transaction to Telkom shareholders, net of STC levied thereon, and an additional amount which relates to the Vodacom Group dividends for the financial year ended 31 March 2009;

“SRP”	the Securities Regulation Panel, established in terms of section 440B of the Companies Act;

“SRP Code”	the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP, issued pursuant to the Companies Act;

“STC”	Secondary Tax on Companies levied in terms of section 64B of the Income Tax Act;

“Strate”
Strate Limited (Registration number 1998/022242/06), a public limited liability company incorporated in accordance with the company laws of South Africa and which operates the electronic clearing and settlement system used by the JSE;

“Swiftnet”	Swiftnet (Proprietary) Limited (Registration number 1994/009541/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

“Telkom” or the “Company”	Telkom SA Limited (Registration number 1991/005476/06), a public limited liability company incorporated in accordance with the company laws of South Africa and listed on the JSE;

“Telkom ADR”	a Telkom American Depositary Receipt evidencing Telkom ADSs;

“Telkom ADS”	a Telkom American Depositary Share, representing four Telkom shares;

“Telkom group” or the “group” or the “Group”	Telkom and its subsidiaries, collectively or individually, as the context may require;

“Telkom International”	Telkom International (Proprietary) Limited (Registration number 1988/007876/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

“Telkom Media”	Telkom Media (Proprietary) Limited (Registration number 2006/003303/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

“transaction agreements”	collectively the sale of shares agreement, the transaction implementation agreement and the use of proceeds agreement;

“transaction implementation agreement”
the transaction implementation agreement entered into on 6 November 2008 amongst Telkom, Vodafone, Vodafone Holdings, Vodafone Investments, VTI, Vodacom SA, Vodacom Service Provider Company (Proprietary) Limited, and Vodacom Group;

“transfer secretaries”	Computershare;

“treasury shares”	the Telkom shares held by Telkom group as treasury shares;

“Trudon” or “TDS Directory Operations”	TDS Directory Operations (Proprietary) Limited (Registration number 1992/002329/07), a private limited liability company incorporated in accordance with the company laws of South Africa.

On 26 November 2008, TDS Directory Operations changed its name to Trudon (Proprietary) Limited;

“UK”	the United Kingdom of Great Britain and Northern Ireland;

“unbundling”
the proposed unbundling of Telkom’s remaining 35% stake in Vodacom Group by way of a distribution in specie to Telkom shareholders in terms of section 90 of the Companies Act, section 46 of the Income Tax Act and otherwise on the terms and subject to the conditions set out in this circular, in the entitlement ratio;

“United States Depositary”	The Bank of New York Mellon;

“US” or “United States” or “USA”	the United States of America;

“US dollar” or “USD” or “US$”	the lawful currency of the United States;

“US person”	a US person within the meaning of Regulations S;

“US shareholders”	Telkom shareholders who are US persons or who have a registered address in the US;

“use of proceeds agreement”	the use of proceeds agreement entered into on 6 November 2008 between the SA Government and Telkom;

“VAT”	value-added tax levied in terms of the Value-Added Tax Act (No. 89 of 1991), as amended;

“Vodacom”	Vodacom Group, its subsidiaries and associated companies for the time being, collectively or individually, as the context may require;

“Vodacom Group”	Vodacom Group (Proprietary) Limited (Registration Number 1993/005461/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

“Vodacom SA”	Vodacom (Proprietary) Limited (registration number 1993/003367/07), a private limited liability company duly incorporated in accordance with the laws of South Africa.

“Vodacom Group share”	an ordinary share with no par value in the issued share capital of Vodacom Group;

“Vodacom Group shareholder”	a registered and/or beneficial holder of Vodacom Group shares at the relevant time, as the context may require;

“Vodacom Group shareholders’ agreement”
the shareholders agreement dated 29 March 1995 amongst Telkom, Vodafone, Vodafone Investments, Vodacom Group, Vodacom (Proprietary) Limited, Vodac (Proprietary) Limited and VTI, as amended from time to time;

“Vodacom Group unbundled shares”	the 520,783,900 Vodacom Group shares to be distributed to Telkom shareholders pursuant to the unbundling;

“Vodafone”	Vodafone Group Plc (Registration number 1833679), a public limited liability company incorporated according to the laws of England and Wales;

“Vodafone Group”	Vodafone, its subsidiaries and associated companies for the time being, collectively or individually, as the context may require;

“Vodafone Holdings”
Vodafone Holdings (SA) (Proprietary) Limited, (Registration number 1993/005373/07), a private limited liability company incorporated in accordance with the company laws of South Africa and a wholly-owned subsidiary of Vodafone;

“Vodafone Investments”
Vodafone Investments (SA) (Proprietary) Limited (formerly Rembrandt Group Limited) (Registration number 1948/031037/07), a private limited liability company incorporated in accordance with the company laws of South Africa and a wholly-owned subsidiary of Vodafone;

“VSAT”	very small aperture terminal, a two-way satellite service which allows a single satellite antenna to send and receive internet transmissions at the same time;

“VTI”
Vodafone Telecommunications Investments (SA) (Proprietary) Limited (formerly Van Rijn Beleggingskorporasie Limited) (Registration number 1953/002567/07), a private limited liability company incorporated in accordance with the company laws of South Africa and a wholly-owned subsidiary of Vodafone; and

“Werksmans”	Werksmans Incorporated (Registration number 1990/007215/21), a company incorporated in accordance with the company laws of South Africa.

(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
ISIN: ZAE000044897
(“Telkom” or the “Company”)
CIRCULAR TO SHAREHOLDERS
Directors
S T Arnold (Chairman) ^
R J September (Chief executive officer) *
P G Nelson (Chief financial officer) *
D D Barber ^
B du Plessis ^
R J Huntley ^
P G Joubert ^
Dr V B Lawrence1 ^
P C S Luthuli ^
K S T Matthews ^
B Molefe ^
Dr E Spio-Garbrah2 ^

^	Non-executive

*	Executive

[1]	American

[2]	Ghanaian
1.	INTRODUCTION
On 6 November 2008 Telkom announced on SENS that Telkom, Vodafone, the SA Government and Vodacom Group had signed binding transaction agreements, pursuant to which, subject to certain conditions precedent:
1.1
Vodafone Holdings will acquire from Telkom 15% of the entire issued share capital of Vodacom Group for a cash consideration of ZAR22.500 billion less the attributable net debt of Vodacom Group as at 30 September 2008 and 15% of any dividends (adjusting for any STC levied thereon), declared or paid by Vodacom Group post signature of the transaction agreements and prior to the implementation of the sale transaction;

1.2	Telkom will distribute 50% of the after-tax proceeds from the sale transaction to Telkom shareholders by way of a special dividend, net of any STC levied thereon;

1.3	Vodacom Group will be converted to a public company and an application will be made for Vodacom Group to be listed on the Main Board of the JSE; and

1.4
Telkom will distribute the balance of the shares in Vodacom Group held by Telkom (constituting 35% of the issued share capital of Vodacom Group) to Telkom shareholders in proportion to their shareholdings in Telkom, by way of an unbundling in terms of section 90 of the Companies Act and section 46 of the Income Tax Act.

This is not an offer of securities for sale in the US or to or for the account or benefit of any “US person” and securities may not be offered or sold in the US or to a “US person” absent of registration or an exemption from registration. There will be no public offering of Vodacom Group securities in the US or to a “US person” that would require registration. Additional information in this regard is set out in paragraph 7 of this circular.

2.	PURPOSE OF THIS CIRCULAR

The purpose of this circular is to:
2.1	provide shareholders with the relevant information regarding the proposed transaction and the implications thereof in accordance with the Listings Requirements;

2.2	provide shareholders with details of the proposed amendment to Telkom’s articles of association;

2.3	provide shareholders with details of the proposed amendment to the Telkom Conditional Share Plan; and

2.4
convene a general meeting of shareholders in terms of the notice of general meeting commencing on page 112 of this circular, at which the resolutions required to approve and implement the proposed transaction and the resolutions required to approve the amendment to Telkom’s articles of association and the amendment to the Telkom Conditional Share Plan will be proposed and voted on by shareholders.

3.	BACKGROUND TO AND RATIONALE FOR THE PROPOSED TRANSACTION
3.1	Benefits to Telkom

The board and senior management of Telkom have undertaken an extensive review of Telkom’s investment in Vodacom Group and believe that, although Vodacom Group remains attractive and highly profitable, in order to maximise future shareholder value it is preferable for Telkom to focus on its core fixed-line business and pursue a stand-alone growth strategy, and for Vodacom Group to be a separate listed company.

Telkom’s existing 50% shareholding in Vodacom Group is not optimal from a value creation perspective as Telkom and Vodafone exercise joint control over Vodacom Group and Telkom is therefore limited in its ability to realise the potential benefits of an integrated strategy. Furthermore, the Vodacom Group shareholders’ agreement limits Telkom’s ability to act independently and execute its own strategy. Accordingly, after evaluating the options available to Telkom, the board has decided to proceed with the proposed transaction given the strategic and financial rationale therefor, namely:

•	to free Telkom from the Vodacom Group shareholders’ agreement, thereby enabling it to explore mobile convergence opportunities;

•	to unlock value for Telkom shareholders; and

•	to enable the competitive repositioning of Telkom across the ICT sector, both in South Africa and internationally.
The proposed transaction is also expected to unlock significant value for Telkom shareholders who stand to benefit from both the listing of Vodacom Group and a potential re-rating of Telkom’s fixed-line and other businesses based upon the stand-alone value of these businesses as well as domestic and international market fundamentals. Furthermore, monetisation of Telkom’s investment in Vodacom Group at an attractive price will afford Telkom additional flexibility in its capital structure which is key in the current volatile market environment.
Following the implementation of the proposed transaction, Telkom intends to continue to focus on its core fixed-line business and to pursue its growth strategy in, amongst others, the following ways:
•	by providing converged fixed-line, mobile and data solutions to both the residential and corporate markets;

•	by bundling the full range of communications products into attractive packages offering significant value to customers;

•
by expanding into managed voice, managed data and IT services and applications, and to seek to diversify into new revenue growth opportunities in adjacent markets, such as rich content and data centres; and

•
by pursuing expansion opportunities across the ICT sector and African continent that meet Telkom’s pre-determined investment criteria. This is intended to reduce risk, enhance the diversity of Telkom’s earnings and enable Telkom to participate in higher growth markets.

3.2	Benefits to Telkom shareholders
In addition to the aforegoing, the listing of Vodacom Group will provide Telkom shareholders with an opportunity to gain direct exposure to Vodacom, a leading African communications group providing mobile and related services to more than 37.8 million customers (as at 31 December 2008).
Implementation of the proposed transaction will give Telkom shareholders the opportunity to choose the company/ies in which they would like to be invested. The unbundling will allow investors to attribute an appropriate value to each of Telkom and Vodacom Group, aligned to the specific dynamics and prospects of the respective companies.
Following the listing, Vodacom Group intends to adopt a dividend policy that is appropriate for similarly placed JSE listed companies and reflects the growth, long-term earnings and cashflows of Vodacom Group. Vodacom Group intends to pay as dividend so much of its after tax profits as will be available after retaining such sums and repaying such debts owing to third parties as shall be necessary to meet the requirements reflected in the budget and business plan, taking into account monies required for expansion and other growth opportunities. For the financial year ending 31 March 2010, Vodacom Group anticipates a dividend payment ratio of approximately 40% of headline earnings.
Vodafone Group and Vodacom Group have entered into a separate agreement with the SA Government, the regulatory agreement, in terms of which Vodafone has made, amongst others, the following undertakings:
•	that the Vodacom identity will remain visible on the African continent;

•
that Vodacom will be the exclusive investment vehicle through which Vodafone Group will carry on any investments or any other equity transaction in the ICT sector (which for the purposes of the regulatory agreement means mobile telephony, voice, data, video and internet and includes information and communications technology both currently and in the future and includes all developments and improvements relating thereto) in sub-Saharan Africa (excluding Ghana and Kenya where Vodafone already has a presence);

•
that subject to certain conditions, Vodacom Group and Vodacom SA will appoint South African citizens as their respective CEOs, for a period of five years following the implementation of the proposed transaction;

•	that Vodafone’s policy will be to ensure that at least 50% of Vodacom’s senior management, as well as staff, will be citizens of African countries;

•	that Vodacom Group’s primary listing will be on the Main Board of the JSE and at all times Vodacom Group shall be domiciled, and have a tax residence, in South Africa.
The provisions of the regulatory agreement will be subject to review after a period of five years. As set out in paragraph 31, the regulatory agreement is available for inspection by shareholders and further details of this agreement are set out in the pre-listing statement.
4.	OVERVIEW OF THE PROPOSED TRANSACTION
4.1	The sale transaction

The sale transaction will be implemented prior to the listing of Vodacom and the unbundling.

Subject to the fulfilment or waiver of the conditions precedent set out in paragraph 5 of this circular, Telkom will dispose of 15% of the issued share capital of Vodacom Group to Vodafone Holdings.

The purchase price of ZAR22.500 billion for the 15% stake in Vodacom Group has been determined on a cash-free, debt-free basis and is subject to adjustment for dividends paid by Vodacom in the period between signature of the transaction agreements and implementation of the sale transaction. The net purchase price payable to Telkom by Vodafone Holdings is expected to be ZAR20.583 billion, being ZAR22.500 billion less the attributable net debt as at 30 September 2008 of ZAR1.554 billion, and an amount of ZAR0.363 billion relating to Vodacom Group’s anticipated final dividend for the year ending 31 March 2009.

4.2	The special dividend

Subject to the resolution declaring the special dividend being passed by the requisite majority of Telkom shareholders and fulfilment or waiver of the other conditions precedent set out in paragraph 5 of this circular, Telkom will pay to Telkom shareholders registered on the register as at the close of business on the record date for the special dividend, a dividend equal to 50% of the after-tax proceeds from the sale transaction, net of any STC levied thereon, and an additional amount which relates to the Vodacom Group dividends for the financial year ending 31 March 2009. Collectively, this will amount to a dividend of ZAR19.00 per Telkom share. The special dividend will be paid on Monday, 18 May 2009.

4.3	The listing of Vodacom Group

The listing will take place prior to the unbundling. Subject to the fulfilment or waiver of the conditions precedent set out in paragraph 5 of this circular, the JSE has granted a listing of Vodacom Group in the “Telecommunications” sector of the Main Board under the abbreviated name “VODACOM” and share code “VOD” with effect from the commencement of business on Tuesday, 5 May 2009.

4.4	The unbundling

In accordance with the general authority granted to Telkom’s directors on 15 September 2008, Telkom repurchased 286 shares in order to facilitate a 1:1 unbundling ratio for its shareholders. Following the implementation of the sale transaction and the cancellation of the 286 shares, Telkom will hold 520,783,900 Vodacom Group shares equating to 35% of the issued share capital of Vodacom Group.

Subject to the fulfilment or waiver of the conditions precedent set out in paragraph 5 of this circular, all of the shares held by Telkom in Vodacom Group, as at the record date, will be distributed to Telkom shareholders recorded in the register as at the close of business on the record date for the unbundling. The number of Vodacom Group shares to be unbundled for every one Telkom share held by a Telkom shareholder, at the close of business on the record date, will be one. The unbundling will be effected as a dividend in specie in terms of section 90 of the Companies Act and article 11 of Telkom’s articles of association and in accordance with section 46 of the Income Tax Act.

Telkom US shareholders, Telkom ADS holders and other ineligible foreign shareholders will not personally receive any Vodacom Group shares pursuant to the unbundling. The Vodacom Group shares due to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will be disposed of for cash in South Africa on the basis set out in paragraph 7.2 of this circular and pursuant to Regulation S and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such US shareholders, Telkom ADS holders and other ineligible foreign shareholders in proportion to their respective entitlements to Vodacom Group shares. There can be no assurance as to what price such US shareholders, Telkom ADS holders and other ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.

4.5	SRP dispensation

As the unbundling is a disposal as contemplated in section 228 of the Companies Act, it constitutes an “affected transaction” as defined in the SRP Code. However, as the disposal of the Vodacom shares is being made to Telkom’s existing shareholders in proportion to their effective interests in Telkom, the SRP has exercised its discretion in terms of the SRP Code to exempt the unbundling from compliance with Rules 3.1 and 22.1 of the SRP Code. Essentially, this exempts the Telkom board from having to obtain external advice in respect of the unbundling and having to disclose such advice.

Save for the undertakings provided by Vodafone in the regulatory agreement, there are no agreements, arrangements or undertakings (including any compensation arrangements) having any connection with or dependence upon the proposed transaction, between any third party and any director of Telkom, or any person who was a director of Telkom within the period commencing 12 months prior to the last practicable date, or any person who is or was a shareholder within the period commencing 12 months prior to the last practicable date.

5.	CONDITIONS PRECEDENT

The sale transaction, the special dividend, the listing and the unbundling are inter-conditional and indivisible so that none of them will be implemented unless the others become unconditional. Once each component of the proposed transaction has become unconditional, the proposed transaction will be implemented in the following sequence:

•	first, the sale transaction;

•	second, the listing of Vodacom Group on the Main Board of the JSE;

•	third, the unbundling of the balance of Vodacom Group shares held by Telkom to its shareholders; and

•	fourth, the special dividend.
The conditions precedent must be fulfilled by 6 November 2009 or such other later date as may be agreed by the parties to the transaction implementation agreement.
As of the last practicable date, all the conditions precedent had been fulfilled save for the following:
5.1	The sale transaction

The sale transaction is subject to the fulfilment, or where applicable, waiver, of the following conditions precedent:
•	approval by ICASA, to the extent required;

•	registration of the resolutions to give effect to the capital restructure; and

•
the passing at the general meeting by at least 50% plus one share of Telkom shareholders present in person or represented by proxy of an ordinary resolution approving the sale transaction in terms of the Listings Requirements.

5.2	The unbundling

The unbundling is subject to the fulfilment of the following condition precedent namely, the passing at the general meeting by at least 75% of Telkom shareholders present in person or represented by proxy of a special resolution approving the unbundling in accordance with the Listings Requirements, Telkom’s articles of association and section 228 of the Companies Act.

5.3	The special dividend

The declaration of the special dividend is subject to at least 50% plus one share of the Telkom shareholders present in person or represented by proxy at the general meeting voting in favour of the ordinary resolution declaring the special dividend.

The approval of the amendment to Telkom’s articles of association as set out in paragraph 11 of this circular is a condition of the proposed transaction.
The approval of the amendment to the Telkom Conditional Share Plan as set out in paragraph 12 of this circular is not a condition of the proposed transaction.
6.	PROCEDURE FOR IMPLEMENTATION OF THE PROPOSED TRANSACTION
6.1	The unbundling

Certificated shareholders recorded on the register on the record date for the unbundling will receive a share certificate for the Vodacom Group unbundled shares due to them which will be sent to their registered postal address by registered mail on or about Tuesday, 12 May 2009, at their risk. Certificated shareholders will be required to dematerialise such share certificate in order to sell such Vodacom Group shares on the JSE.

Dematerialised shareholders recorded on the register on the record date for the unbundling will have their accounts at their CSDP or broker credited with the Vodacom Group unbundled shares due to them on Tuesday, 12 May 2009.

US shareholders Telkom ADS holders and other ineligible foreign shareholders will not receive any Vodacom Group shares pursuant to the unbundling.

Pursuant to the proposed amendment to Telkom’s articles of association, a mechanism will be put in place so that the Vodacom Group shares due to such US shareholders and any other ineligible foreign shareholders will not be delivered to such US shareholders and other ineligible foreign shareholders personally but will rather be retained by Telkom or delivered, following the unbundling, to a third party in South Africa nominated by Telkom, which in each case shall hold such Vodacom Group shares on behalf of the US shareholders and other ineligible foreign shareholders and shall, on the basis set out in paragraph 7.2 of this circular, coordinate the disposal of the Vodacom Group shares due to such US shareholders or and other ineligible foreign shareholders for cash in South Africa pursuant to Regulation S, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such US shareholders and ineligible foreign shareholders, in proportion to such US shareholders’ and other ineligible foreign shareholders’ entitlement to Vodacom Group shares.

In addition, the United States Depositary will dispose of the Vodacom Group shares due to Telkom ADS holders for cash in South Africa pursuant to Regulation S, either independently or in combination with the disposal of the Vodacom Group shares due to US shareholders and any other ineligible foreign shareholders as described above, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such Telkom ADS holders, in proportion to such Telkom ADS holders’ entitlement to Vodacom Group shares.

There can be no assurance as to what price such US shareholders, other ineligible foreign shareholders or Telkom ADS holders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.

The attention of all ineligible foreign shareholders is drawn to the provisions of paragraph 7 below.

6.2	The special dividend

Cheques for the special dividend will be sent to certificated shareholders who have not provided details of their bank accounts on Monday, 18 May 2009 by ordinary mail at their own risk. Certificated shareholders who have provided details of their bank accounts will receive electronic special dividend payments to their bank accounts on Monday, 18 May 2009.

Dematerialised shareholders will have their accounts at their CSDP or broker credited with the special dividend on Monday, 18 May 2009.
7.	FOREIGN SHAREHOLDERS
7.1	General

The unbundling is governed by the laws of South Africa and is subject to all applicable laws and regulations, including exchange control regulations (shareholders are referred to paragraph 9 of this circular).

Having regard to prevailing laws in their relevant jurisdictions, foreign shareholders may be affected by the unbundling. Such foreign shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions in relation to all aspects of this circular that may affect them, including the unbundling. Foreign shareholders may be prohibited from continuing to beneficially hold the Vodacom Group unbundled shares distributed to them.

It is the responsibility of each foreign shareholder to satisfy itself as to the full observation of the laws and regulatory requirements of the relevant foreign jurisdiction in connection with the unbundling, including the obtaining of any governmental, exchange or other consents or the making of any filings which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction.

Any foreign shareholder who is in doubt as to his position with respect to the unbundling in any jurisdiction, including, without limitation, his tax status, should consult an appropriate professional advisor in the relevant jurisdiction without delay. In particular, foreign shareholders must take their own advice on whether they are entitled to continue beneficially to hold any Vodacom Group unbundled shares distributed to them and take the appropriate action in accordance with that advice. Foreign shareholders are reminded that they may dispose of their Telkom shares prior to the last day to trade in which case they will not participate in the unbundling.

7.2	Ineligible foreign shareholders

Foreign shareholders in certain jurisdictions outside of South Africa may in accordance with the proposed amendment to Telkom’s articles of association not be entitled to receive any Vodacom Group shares that Telkom unbundles if such receipt may involve unduly onerous registration or approval requirements under local securities laws. It shall be in the directors of Telkom’s sole discretion as to whether the unbundled shares will be distributed to the foreign shareholders. Pursuant to the amendment to Telkom’s articles of association, a mechanism will be put in place so that the Vodacom Group shares due to such ineligible foreign shareholders will not be delivered to ineligible foreign shareholders in such jurisdictions personally, but rather will be retained by Telkom or delivered, following the unbundling, to a third party in South Africa nominated by Telkom, which in each case will hold such Vodacom Group shares on behalf of the ineligible foreign shareholders. Telkom or the third party shall coordinate the disposal of the Vodacom Group shares due to such ineligible foreign shareholders for cash in South Africa, pursuant to Regulation S, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to ineligible foreign shareholders, in proportion to such ineligible foreign shareholders’ entitlement to Vodacom Group shares. There can be no assurance as to what price such ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt. Telkom has, however, agreed with Vodafone that it shall be in the interests of both Vodacom Group and its shareholders that the Vodacom Group shares due to ineligible foreign shareholders be disposed of in an orderly manner having regard to ordinary commercial practice in such circumstances. In addition Telkom has undertaken to Vodafone that (i) the Vodacom Group shares shall be disposed of in consultation with Vodafone Holdings and shall not be disposed of to (a) competitor(s) of Vodacom or any activist hedge fund(s); and (ii) it shall, having regard to the interests of Vodacom Group and its current and prospective shareholders, give strong consideration to disposing of all or a portion of such Vodacom Group shares to such third parties as may be nominated and advised to Telkom in writing by Vodafone Holdings; and shall consult material Telkom shareholders who may wish to dispose of their Vodacom Group shares in relation to jointly running a “book build” process in respect of the Vodacom Group shares to be disposed of on behalf of the ineligible foreign shareholders and any Vodacom Group unbundled shares such material Telkom shareholders may wish to dispose of.

7.3	US shareholders and Telkom ADS holders

The directors of Telkom, in consultation with Vodafone, have determined that it may impose unduly onerous obligations on Telkom were it to distribute Vodacom Group shares into the US pursuant to the unbundling. Accordingly, Telkom US shareholders and Telkom ADS holders will be regarded as ineligible foreign shareholders and will not receive Vodacom Group shares. Instead, the Vodacom Group shares due to US shareholders will be retained by Telkom or delivered, following the unbundling, to a third party in South Africa nominated by Telkom, which in each case will hold such Vodacom Group shares on behalf of the Telkom US shareholders and who shall, on the basis set out in paragraph 7.2, coordinate the disposal of the Vodacom Group shares due to the US shareholders for cash in South Africa, pursuant to Regulation S, and distribute the cash due to US shareholders (net of applicable fees, expenses, taxes and charges), in proportion to their entitlement to Vodacom Group shares.

In addition, the United States Depositary will dispose of the Vodacom Group shares due to Telkom ADS holders for cash in South Africa pursuant to Regulation S either independently or in combination with the disposal of the Vodacom Group shares due to US shareholders and any other ineligible foreign shareholders, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such Telkom ADS holders, in proportion to such Telkom ADS holders’ entitlement to Vodacom Group shares.

There can be no assurance as to what price such US shareholders or Telkom ADS holders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt.

This is not an offer of securities for sale in the US or to or for the account or benefit of any “US person” and securities may not be offered or sold in the US or to a “US person” absent of registration or an exemption from registration There will be no public offering of Vodacom Group securities in the US or to a “US person” that would require registration.

The Vodacom Group unbundled shares will not be registered with the SEC under the Securities Act, or any US state securities laws. Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Vodacom Group unbundled shares or expressed a view as to whether to vote for or against the proposed transaction or passed comment or opinion upon the accuracy or adequacy of this circular or determined if this circular is truthful or complete. Any representation to the contrary is a criminal offence in the US.

US shareholders are advised that the Vodacom Group unbundled shares have not been and will not be registered under the Exchange Act and may constitute “restricted securities” within the meaning of the US Securities Act of 1933, as amended. Vodacom Group unbundled shares are expected to be exempt from the registration requirements of Section 12(g) of the Exchange Act in reliance on Rule 12(g)3-2(b) promulgated thereunder.

8.	TAX CONSIDERATIONS

The summary below is a general guide and is not intended to constitute a complete analysis of the tax consequences of the proposed transaction. It is not intended to be, nor should it be considered to be, legal or tax advice. Shareholders should, therefore, consult their own tax advisors on the tax consequences to them of the proposed transaction in both South Africa and their jurisdiction of residence, for which neither Telkom nor its advisors will be held responsible.

8.1	Tax considerations for Telkom
8.1.1	The sale transaction

Telkom will pay CGT on the net purchase price received pursuant to the sale transaction.

8.1.2	The special dividend

Telkom will pay STC in respect of the special dividend.

8.1.3	The listing

There are no tax consequences for Telkom as a result of the listing.

8.1.4	The unbundling

The unbundling will, for tax purposes, be effected in terms of section 46 of the Income Tax Act and will have the following tax implications for Telkom:
•	The distribution of the Vodacom Group unbundled shares will be deemed not to be a dividend for STC purposes. Telkom will therefore not become liable for STC as a result of the unbundling; and

•	Telkom will disregard the distribution of the Vodacom Group unbundled shares for purposes of determining its taxable income or assessed loss. Thus no CGT will be payable on the unbundling.
8.2	Tax considerations for South African resident shareholders
8.2.1	The sale transaction

There will be no tax consequences for Telkom shareholders as a consequence of the sale transaction. Telkom will pay CGT on the net purchase price received pursuant to the sale transaction.

8.2.2	The special dividend

The special dividend will be exempt from income tax in the hands of shareholders.

8.2.3	The listing

There are no tax consequences for South African holders of the Vodacom Group unbundled shares.

8.2.4	The unbundling
8.2.4.1	Telkom shares held as trading stock
Any shareholder holding Telkom shares as trading stock will be deemed to have acquired the Vodacom Group shares as trading stock. An amount equal to the adjusted cost (as contemplated in sections 11(a) or 22(1) or 22(2) of the Income Tax Act) of the Telkom shares must effectively be apportioned between the Telkom shares and Vodacom Group shares on a pro rata basis based on the respective market values of the Telkom shares and Vodacom Group shares at the close of business on Wednesday, 6 May 2009. An announcement will be made on or about Thursday, 7 May 2009, informing shareholders of the ratio to be used in the apportionment of the cost between the Telkom shares and the Vodacom Group shares. This ratio must be used in the determination of any profits or losses derived on any future disposals of Telkom shares and Vodacom Group shares. The Vodacom Group shares are deemed to have been acquired on the same date as the Telkom shares were acquired. This rule will not, however, apply for the purpose of calculating the three years (after which sales are deemed to be for capital proceeds) under section 9C of the Income Tax Act.
8.2.4.2	Telkom shares held as capital assets
If Telkom shares have been held on capital account, then Vodacom Group shares will also be deemed to be acquired as capital assets. Any disposals of shares held as capital assets by South African residents may give rise to a capital loss or gain that will be subject to CGT. Such a capital gain or loss is determined by deducting from the proceeds on disposal the base cost of the share disposed of. In the case of Telkom shares acquired before 1 October 2001, the base cost may either be the market value of the shares at that date or a cost determined on the “time- apportionment” basis. The base cost of Telkom shares acquired after 1 October 2001 is the expenditure actually incurred in respect of the acquisition of such shares, including brokerage charges and transfer taxes.
Subsequent to the unbundling, shareholders must effectively apportion the market value at 1 October 2001 (if applicable) and the cost of the Telkom shares between the Telkom shares and Vodacom Group shares on a pro rata basis based on the respective market values of the Telkom shares and Vodacom Group shares at the close of business on Wednesday, 6 May 2009. An announcement will be made on or about Thursday, 7 May 2009, informing shareholders of the ratio to be used in the apportionment of the Telkom cost and the said market value between the Telkom shares and the Vodacom Group shares. This ratio must be used in the determination of the capital gain or loss derived on any future disposals of Telkom shares and Vodacom Group shares. Shareholders will be deemed to have acquired the Vodacom Group shares on the date on which the Telkom shares were originally acquired and to have incurred the expenditure relating thereto on the date that the expenditure in relation to the Telkom shares has been incurred. This deemed date applies for the purpose of applying the time apportionment calculation to the Vodacom Group shares (if applicable) but it does not apply for the purpose of calculating the three years (after which sales are allowed to be for capital proceeds) under section 9C of the Income Tax Act.
8.2.4.3	Secondary Tax on companies (STC)
The unbundling of the Vodacom Group shares by Telkom will be deemed not to be a dividend received for STC purposes. Accordingly, no STC “credit” will arise in the hands of any shareholder that is a company.
8.2.4.4	Securities transfer tax
The transfer of the Vodacom Group unbundled shares to the Telkom shareholders will be exempt from the payment of securities transfer tax.

8.3	Non-South African resident shareholders
Telkom has not sought to qualify the unbundling as a tax-free transaction to shareholders under the rules of any jurisdiction other than South Africa and therefore the unbundling may constitute a taxable transaction in any such jurisdiction. Shareholders who are non-resident for tax purposes in South Africa are advised to consult their professional advisors as regards the tax treatment of the unbundling of the Vodacom Group shares in light of the tax laws in their respective jurisdictions and any tax treaties between South Africa and their countries of residence.
8.4	Certain US federal income tax considerations for US shareholders
8.4.1	Introduction
The following discussion sets forth the material US federal income tax consequences of the ownership and disposition of Telkom shares or Telkom ADSs relevant to US holders. Additional issues may exist that are not addressed in this disclosure and that could affect the US federal tax treatment of the unbundling of Vodacom Group unbundled shares. To ensure compliance with US Treasury Department Circular 230 (“Circular 230”), each holder is hereby notified that: (a) any discussion of US federal tax issues in this circular is not intended or written to be used, and cannot be used, by a holder for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) such discussion was written to support the promotion or marketing (within the meaning of Circular 230) of the unbundling; and (c) a holder should seek advice based on particular circumstances from an independent tax advisor.
This discussion does not purport to address all US federal income tax consequences that may be relevant to a particular investor, but is a general discussion of certain US federal income tax consequences of the unbundling applying to US shareholders as described below. The discussion applies to you only if you hold Telkom shares or Telkom ADSs, as applicable, as a capital asset for US federal income tax purposes, generally, assets held for investment, within the meaning of section 1221 of the Internal Revenue Code. This discussion does not describe all of the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, including:
•	banks or other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	persons holding Telkom shares or Telkom ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction for US federal income tax purposes;

•	persons whose functional currency for US federal income tax purposes, as defined in Section 985 of the Internal Revenue Code is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	US expatriates or former long-term residents of the US;

•	tax-exempt organisations; or

•	persons who acquired Telkom shares or Telkom ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code and existing administrative pronouncements, rulings and judicial decision and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. US shareholders should consult their own tax advisors concerning the US federal, state, local and foreign tax consequences of the unbundling in their particular circumstances.
As used in this discussion, the term “US shareholder” means a beneficial owner of Telkom shares or Telkom ADSs that, for US federal income tax purposes, is:
•	a citizen or resident of the US;

•	a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the US or any political subdivision thereof;

•	an estate, the income of which is subject to US federal income taxation, regardless of its source; or

•
a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons, as defined in section 7701(a)(30) of the Internal Revenue Code, have the authority to control all substantial decisions of the trust or (b) the trust was in existence on 20 August 1996, and on 19 August 1996 was treated as a domestic trust and has elected to be treated as a US person.

This discussion assumes that Telkom was not, and will not become, a passive foreign investment company (“PFIC”) for US federal income tax purposes.
8.4.2	US federal income taxation implications of the special dividend
The special dividend will be taxable in the hands of US shareholders as a dividend to the extent of the US shareholder’s pro rata share of Telkom’s current or accumulated earnings and profits (as determined under US federal income tax principles). Distributions in excess of earnings and profits will generally be treated as a non-taxable return of capital to the extent of the US shareholder’s US tax basis in the shares; and thereafter as a capital gain with respect to the remaining value. Because Telkom does not maintain calculations of its earning and profits under US federal income tax principles, it is expected that the special dividend will generally be reported to US shareholders as a dividend.
Dividends received by certain non-corporate US shareholders from qualified foreign corporations in taxable years beginning before 1 January 2011 may qualify to be taxed at a maximum rate of 15% if applicable holding periods and other conditions are satisfied. Non-corporate US shareholders should consult their own tax advisors with respect to the eligibility of dividends for the 15% tax rate and to determine whether they are subject to any special rules that limit their ability to be taxed at the preferential rate.
Any US shareholder that receives the special dividend in rands and does not convert the rands to US dollars on the payment date of the special dividend may be subject to foreign currency gain or loss to the extent of currency fluctuations after the payment date of the special dividend. US shareholders that receive the special dividend in rands should consult their own tax advisors to determine the tax consequences for US federal income tax purposes.
8.4.3	US federal income taxation implications of the unbundling
Cash distributions received by US shareholders as a result of the unbundling will be taxed in the same manner as the special dividend (see paragraph 8.4.2 of this circular). However, it is possible that the US Internal Revenue Service will take the position that US shareholders have received a distribution of the unbundled Vodacom Group shares on the date such shares are delivered to a third party or retained by Telkom. If the US Internal Revenue Service were to take this position, US shareholders would be taxed as if they had received a cash distribution equal to the fair market value of the unbundled Vodacom Group shares on the date such shares are delivered to the third party or retained by Telkom and could be subject to capital gain or loss when such shares are sold by Telkom or the third party to the extent the cash proceeds therefrom (net of applicable fees, expenses, taxes and governmental charges) exceeds or is less than the fair market value of the Vodacom Group shares on the date such shares are delivered to a third party or retained by Telkom. US shareholders are urged to consult their own tax advisors with respect to the possibility that US shareholders received a distribution of the unbundled Vodacom Group shares.

Any US shareholder that receives the cash distribution as a result of the unbundling in rands and does not convert the rands to US dollars on the payment date of the cash distribution may be subject to currency gain or loss to the extent of foreign currency fluctuations after the payment date of the cash distribution. US shareholders that receive the cash distribution as a result of the unbundling in rands should consult their own tax advisors to determine the tax consequences for US federal income tax purposes.
8.4.4	Passive foreign investment considerations
Telkom believes that it was not a PFIC for US federal income tax purposes for its 2008 tax year and does not expect to be a PFIC for its 2009 tax year. Vodacom Group does not expect to be a PFIC for its 2009 tax year.
9.	EXCHANGE CONTROL CONSIDERATIONS
The following guidelines are not a comprehensive statement of the exchange control regulations and merely reflect Telkom’s understanding of the regulations at the date of this document. Shareholders who may be affected are advised to consult their professional advisors.
Dealing in foreign currency, the export of capital and/or revenue, incurring of liabilities by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regime and regulations. South African exchange control is administered and regulated by the Exchange Control Department of the SARB.
In the case of shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the proposed transaction:
9.1	The unbundling
9.1.1	Emigrants from the common monetary area
9.1.1.1	Certificated shareholders
The share certificates for the Vodacom Group shares issued in favour of any emigrant shareholder pursuant to the unbundling will be restrictively endorsed “non-resident” and sent to the authorised dealer controlling such emigrant’s blocked assets. In terms of the exchange control regulations, such Vodacom Group shares are not freely transferable from the common monetary area. The authorised dealer or its CSDP will ensure that all requirements of exchange control are adhered to in respect of their clients falling into this category of investor.
9.1.1.2	Dematerialised shareholders
The Vodacom Group shares credited to the shareholder’s account with his CSDP or broker will be flagged “non-resident” and linked to the applicable emigrant blocked account in the books of the authorised dealer or authorised bank concerned. In terms of the exchange control regulations, such Vodacom Group shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all exchange control requirements are adhered to in respect of their clients falling into this category of investor.
9.1.2	All other non-residents of the common monetary area
9.1.2.1	Certificated shareholders
Non-resident shareholders whose documents of title are endorsed “non-resident” will receive certificates for their Vodacom Group shares which are similarly endorsed. The broker or the transfer secretary will ensure that all exchange control requirements are adhered to in respect of these shares.
9.1.2.2	Dematerialised shareholders
The Vodacom Group shares credited to the shareholders account with his CSDP or broker will be flagged “non-resident” and linked to the applicable non-resident account in the books of the authorised dealer or authorised bank concerned. The CSDP or broker will ensure that all requirements of exchange control are adhered to in respect of their clients falling into this category of investor.
9.1.3	Cash proceeds due to ineligible foreign shareholders
Ineligible foreign shareholders will be entitled to receive the cash proceeds due to them from the sale of their Vodacom Group shares without restriction.

9.2	The special dividend
Emigrants from the common monetary area and other non-resident shareholders including holders of Telkom ADSs will be entitled to receive the special dividend without restriction.
Holders of Telkom ADSs on the record date for the special dividend will be entitled to receive the special dividend. The special dividend will be paid in rands and will be converted by the United States Depositary to US dollars and paid by the United States Depositary to holders of the Telkom ADSs, net of conversion expenses of the United States Depositary, in accordance with the deposit agreement. The United States Depositary will charge holders of Telkom ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.
10.	SHAREHOLDER SUPPORT
The SA Government has provided an irrevocable undertaking to vote the 207,038,058 shares, held directly or indirectly by it, in favour of the resolutions required to implement the proposed transaction. As at the last practicable date these 207,038,058 shares constituted 39.8% of Telkom’s issued share capital.
The Public Investment Corporation has provided an irrevocable undertaking to vote the 94,132,578 shares, held directly or indirectly by it, in favour of the resolutions required to implement the proposed transaction. As at the last practicable date these 94,132,578 shares constituted 18.1% of Telkom’s issued share capital.
11.	AMENDMENT TO TELKOM’S ARTICLES OF ASSOCIATION
The securities laws of certain jurisdictions outside of South Africa preclude Telkom from distributing Vodacom Group shares to Telkom shareholders who are resident, or who have a registered address, in such jurisdiction unless the Vodacom Group shares are registered or approved in accordance with such local securities laws. Telkom and Vodafone are of the view that in light of the number of Vodacom Group shares involved, such registration or approval processes would impose an unduly onerous obligation on Telkom and Vodacom Group.
Accordingly, in order to ensure that such foreign shareholders are not prejudiced, Telkom proposes amending its articles of association to permit that where the distribution of Vodacom Group shares into a jurisdiction may result in unduly onerous registration or other regulatory obligations on Telkom, the directors of Telkom shall be entitled to direct that such Vodacom Group shares will not be delivered to such ineligible foreign shareholders in such jurisdiction, but rather will be retained by Telkom or delivered, following the unbundling, to a third party in South Africa nominated by Telkom, which in each case will hold such Vodacom Group shares on behalf of the ineligible foreign shareholders concerned. Telkom or the third party shall coordinate the disposal of the Vodacom Group shares due to such ineligible foreign shareholders for cash in South Africa and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to such ineligible foreign shareholders, in proportion to such ineligible foreign shareholders’ entitlement to Vodacom Group shares. There can be no assurance as to what price of the prevailing exchange rate on the date of transfer such ineligible foreign shareholders will receive from the disposal of such Vodacom Group shares or the timing or exchange rate conversion of such receipt. The passing at the general meeting by at least 75% of Telkom shareholders present in person or represented by proxy of a special resolution to effect the above amendment to Telkom’s articles of association is a condition to the proposed transaction.

12.	AMENDMENT TO THE TELKOM CONDITIONAL SHARE PLAN
12.1	Background
At Telkom’s annual general meeting held on 27 January 2004, Telkom’s shareholders approved a conditional share plan for all employees.
Pursuant to the Telkom Conditional Share Plan, the board may, on an annual basis, resolve:
•	that contracts (“conditional contracts”) to acquire shares should be awarded to employees of the Company;

•	the particular employees to whom such conditional contracts should be awarded; and

•	the maximum number of shares to be awarded provisionally in terms of each conditional contract (“provisional shares”).
A conditional contract will oblige the Company to allot and issue to the employee or procure the transfer to the employee, free of any cash payment, the provisional number of shares awarded to the employee, subject to certain performance criteria applicable to him or her being met within a specified period. Accordingly, the final number of shares to which the employee becomes entitled will depend on whether the performance criteria are met and if so to what extent, but the final number of shares awarded will not exceed the provisional number awarded.
The performance criteria applicable to a management employee have to be met within three years. Those applicable to a non-management employee have to be met for one third of his or her provisional shares at the end of two years, for the next third at the end of three years and for the last third at the end of four years, in each case from the date of his conditional contract.
At the end of each of the aforesaid periods the rights of the employee concerned to his provisional shares will vest unconditionally if, and to the extent that the applicable performance criteria will have been met, the employee is still in the employment of the Company. The Company will then be obliged to allot and issue (credited as fully paid up) the appropriate number of shares (if any) to the employee.
A maximum of 22,281,272 ordinary shares are available for purposes of the Telkom Conditional Share Plan, representing approximately 4.0% of Telkom’s issued ordinary shares. Allocation to management employees in terms of the Telkom Conditional Share Plan shall not exceed 2.0% of Telkom’s issued ordinary share capital. The remaining 2.0% is reserved for the remainder of the staff. No one participant in the Telkom Conditional Share Plan may acquire more than 0.05% of Telkom’s issued ordinary share capital. As of 31 December 2008, 18,116,411 ordinary shares were allocated under the Telkom Conditional Share Plan, representing approximately 3.5% of Telkom’s issued ordinary shares.
As at 31 December 2008 there were 11,805,854 shares allocated to employees which are scheduled to vest, subject to certain performance and retention criteria, as follows:
•	303,691 shares allocated under the 2005 allocation (“the 2005 allocation”), in the 2009 financial year;

•	6,050,221 shares allocated under the 2006 allocation (“the 2006 allocation”), in the 2009 financial year, and

•	5,451,942 shares allocated under the 2007 allocation (“the 2007 allocation”), in the 2010 financial year.
12.2	Impact of the sale transaction, special dividend and the unbundling on the Telkom Conditional Share Plan
The effect of the sale transaction and the unbundling is that those employees whose provisional shares vest after the implementation of the proposed transaction will receive Telkom shares which do not include the value of Telkom’s stake in Vodacom Group. Moreover, as they will not, be recorded on the register at the time of the unbundling and at the time of the payment of the special dividend, these employees will not participate in the unbundling or the special dividend.

The board is of the view that this would be prejudicial and act as a disincentive to employees because at the time that the shares were allocated to the employees, they would have included the value of Telkom’s stake in Vodacom. Employees therefore would have had an expectation that they would receive shares which would incorporate the value of such stake. An employee who receives a share which has a substantially lower value will feel aggrieved, particularly, because the decline in value was not due to performance of the Company but rather due to corporate action. Furthermore, Telkom traded under cautionary for an extended period as a result of the pending corporate action, during which time employees were unable to trade in Telkom shares. Telkom’s share price declined by approximately one third over this period and no new share allocations could be made in 2008, resulting in further potential prejudice to employees.
The board is of the view that an amendment to the Telkom Conditional Share Plan is required and that this situation is comparable to the adjustment events for mergers, takeovers and corporate actions which are typically catered for in share incentive schemes.
The board is, however, conscious of the need to ensure that the necessary performance criteria are met and has taken this into account in designing the necessary amendment. In addition, in deciding future allocations under the Telkom Conditional Share Plan, the board will take into account the benefit to certain Telkom employees as a result of the amendment.
Accordingly, the board proposes that the Telkom Conditional Share Plan be amended as set out in paragraph 12.3 below.
12.3	The proposed amendment to the Telkom Conditional Share Plan
The Telkom Conditional Share Plan will be amended to provide that, notwithstanding anything to the contrary contained in the Telkom Conditional Share Plan:
12.3.1
all provisional shares allocated to employees in terms of conditional contracts which have not vested or lapsed (“vesting shares”) shall, if all components of the proposed transaction become unconditional, vest (“the vesting”) and be transferred to employees on the record date for the unbundling;

12.3.2
the vesting of provisional shares in each employee in accordance with paragraph 12.3.1 shall be subject to the resolutive conditions that (a) the employee is in the employ of the Company as at the date (“original vesting date”) on which the provisional shares would, but for the provisions of paragraph 12.3.1, have become vested shares; and (b) the performance criteria embodied in the conditional contracts awarded to that employee are met wholly or in part by such original vesting date. Accordingly, the vesting shall, if an employee (i) is not in the employ of the Company as at the original vesting date cease to be of any force and effect in respect of all of the vested shares; and/or (ii) has not as at the original vesting date met the relevant performance criteria cease to be of any force and effect in respect of that number of vested shares to which the employee would not have been entitled on the original vesting date based on the relevant performance criteria; provided that the employee shall be entitled to retain any part of the special dividend received by him as well as shares in Vodacom Group received by him in terms of the unbundling transaction;

12.3.3
if the vesting ceases to be of any force and effect in terms of paragraph 12.3.2 in respect of any vested shares (“forfeited shares”), the forfeited Telkom shares shall be transferred back to the Company (or its nominees which may include its subsidiaries); and

12.3.4
the employees will be precluded from disposing of their vested Telkom shares until such time as resolutive conditions in paragraph 12.3.2 are no longer capable of being fulfilled in respect of such vested shares, and will cede their vested Telkom shares to Telkom in securitatem debiti for their obligation to return the shares (or a portion thereof) to Telkom if the resolutive conditions are met, in whole or in part.

The effect of the proposed amendment to the Telkom Conditional Share Plan is that:
•
the 2005 share allocation and the 2006 share allocation will vest 3 months earlier than the originally anticipated June 2009, and the 2007 share allocation will vest a full financial year earlier than anticipated;

•	employees will, as shareholders in Telkom, participate in the unbundling of Vodacom Group and be entitled to receive one Vodacom Group share for every one Telkom share held;

•	employees will be entitled to receive a special dividend in respect of their vested shares; and

•
if the employee is no longer employed with Telkom on the original vesting date or if the employee has not met all the relevant performance criteria by the original vesting date, all or a portion of the vesting will cease to be of any force and effect and the employee will be required to transfer the applicable portion of the Telkom shares back to Telkom. The employee will, however, be entitled to retain the Vodacom Group shares and special dividend which he or she received.

The deed of amendment is available for inspection in accordance with paragraph 31 of this circular.
12.4	Financial effects of the amendment to the Telkom Conditional Share Plan
The tables below sets out the unaudited pro forma financial effects of the amendment to the Telkom Conditional Share Plan on a shareholder in respect of a Telkom share for the financial year ended 31 March 2008 and the six months ended 30 September 2008, prepared in accordance with IFRS, which differs in certain respects from US GAAP.
The pro forma financial effects should be read in conjunction with the pro forma financial information as contained in Annexures 1 and 2. The directors of Telkom are responsible for the pro forma financial effects.
12.4.1	Unaudited pro forma financial effects — financial year ended 31 March 2008
The unaudited pro forma financial effects set out below are included for the purpose of illustrating the effects of the amendment to the Telkom Conditional Share Plan on Telkom’s earnings, diluted earnings, headline earnings, diluted headline earnings, net asset value and net tangible asset value, per ordinary share of Telkom, for the year ended 31 March 2008.
The Telkom board is responsible for the unaudited pro forma financial effects below. These unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature, may not give a fair reflection of Telkom’s financial position, changes in equity, results of operations or cash flows following implementation of the proposed amendment to the Telkom Conditional Share Plan.

	Before the	Post the
	amendment	amendment
	to the Telkom	to the Telkom
	Conditional	Conditional	Percentage
Per Telkom share (cents)	Share Plan(1)	Share Plan(5)	change
Basic earnings(2)	4,088.1	3,919.0	(4%)
Diluted earnings(3)	4,041.0	3,873.8	(4%)
Headline earnings(2)	668.6	499.5	(25%)
Diluted headline earnings(3)	660.9	493.7	(25%)
Net asset value(4)	6,861.1	6,861.1	0%
Tangible net asset value(4)	5,588.4	5,588.4	0%

Notes:

1.	Based on the pro forma annual results for the financial year ended 31 March 2008 which assume that the proposed transaction has been implemented.

2.
Basic earnings per share and headline earnings per share are based on 509.6 million shares, being the weighted average number of shares in issue (excluding treasury shares) for the financial year ended 31 March 2008, adjusted for any shares that have vested between 31 March 2008 and 31 December 2008.

3.
Diluted earnings per share and diluted headline earnings per share are based on 515.5 million shares, being the weighted average number of shares in issue on a fully diluted basis for the financial year ended 31 March 2008, adjusted for any shares that have vested between 31 March 2008 and 31 December 2008.

4.
Net asset value per share and net tangible asset value per share “Post the amendment to the Telkom Conditional Share Plan” are based on 499.4 million shares, being the total number of shares in issue as at 31 March 2008.

5.	The “Post the amendment to the Telkom Conditional Share Plan” column is calculated on the following basis:
(i)	assumes that the amendment to the Telkom Conditional Share Plan has become effective;

(ii)	the future vesting period has been accelerated to the beginning of the financial year;

(iii)	the compensation expense has been determined in accordance with IFRS 2 and amounts to ZAR862 million based on 11,805,854 unvested shares at 31 December 2008; and

(iv)	the diluted earnings per share and diluted headline earnings per share impact are as noted above.
12.4.2	Unaudited pro forma financial effects — six months ended 30 September 2008
The unaudited pro forma financial effects set out below are included for the purpose of illustrating the effects of the amendment to the Telkom Conditional Share Plan on Telkom’s earnings, diluted earnings, headline earnings, diluted headline earnings, net asset value and net tangible asset value, per ordinary share of Telkom, for the six months ended 30 September 2008.
The Telkom board is responsible for the unaudited pro forma financial effects below. These unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature, may not give a fair reflection of Telkom’s financial position, changes in equity, results of operations or cash flows following implementation of the proposed amendment to the Telkom Conditional Share Plan.

	Before the	Post the
	amendment	amendment
	to the Telkom	to the Telkom
	Conditional	Conditional	Percentage
Per Telkom share (cents)	Share Plan(1)	Share Plan(5)	change
Basic earnings(2)	3,704.8	3,532.6	(5%)
Diluted earnings(3)	3,665.3	3,494.9	(5%)
Headline earnings(2)	177.6	5.3	(97%)
Diluted headline earnings(3)	175.7	5.3	(97%)
Net asset value(4)	7,027.7	7,027.7	0%
Tangible net asset value(4)	5,771.6	5,771.6	0%

Notes:

1.	Based on the pro forma results for the six months ended 30 September 2008 which assume that the proposed transaction has been implemented.

2.
Basic earnings per share and headline earnings per share are based on 500.4 million shares, being the weighted average number of shares in issue (excluding treasury shares) for the six months ended 30 September 2008, adjusted for any shares that have vested between 31 March 2008 and 31 December 2008.

3.
Diluted earnings per share and diluted headline earnings per share are based on 505.8 million shares, being the weighted average number of shares in issue on a fully diluted basis for the six months ended 30 September 2008, adjusted for any shares that have vested between 31 March 2008 and 31 December 2008.

4.
Net asset value per share and net tangible asset value per share “Post the amendment to the Telkom Conditional Share Plan” are based on 500.9 million shares, being the total number of shares in issue as at 30 September 2008.

5.	The “Post the amendment to the Telkom Conditional Share Plan” column is calculated on the following basis:
(i)	assumes that the amendment to the Telkom Conditional Share Plan has become effective;

(ii)	the compensation expense has been determined in accordance with IFRS 2 and amounts to ZAR862 million based on 11,805,854 unvested shares at 31 December 2008; and

(iii)	the diluted earnings per share and diluted headline earnings per share impact are as noted above.
12.5	Shareholder approval
In terms of the Listings Requirements, the ordinary resolution to approve the deed of amendment is subject to approval by a 75% majority of the votes cast in favour of the resolution by all shareholders present in person or represented by proxy at the general meeting.
The approval of the deed of amendment is not a condition to the proposed transaction. However, the amendment will only be required if the proposed transaction is implemented. Accordingly, the resolution to approve the deed of amendment will only be proposed in the event that the special and all the ordinary resolutions required to implement to the proposed transaction are first passed by shareholders in the general meeting.
13.	SALIENT INFORMATION ON TELKOM
13.1	Incorporation and history
Prior to 1991, the former Department of Posts and Telecommunications of South Africa provided telecommunications and postal services in South Africa on an exclusive basis. In 1991, the SA Government transferred the entire telecommunications enterprise to a new entity, Telkom, as part of a commercialisation process intended to liberalise certain sectors of South Africa’s economy. Telkom was incorporated as a public limited liability company in South Africa on 30 September 1991 under the name of Telkom SA Limited. Telkom remained a wholly-owned state enterprise until 14 May 1997, when the SA Government sold a 30% interest in Telkom to Thintana Communications LLC (“Thintana Communications”), a strategic investor beneficially owned by SBC Communications, Incorporated and Telekom Malaysia S.D.N. Berhad. Telkom was listed on the JSE and the NYSE on 7 March 2003.
In June 2004, Thintana Communications sold a 14.9% interest in Telkom to South African and international institutional investors. In November 2004, Thintana Communications sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation. Following the sale, all of Thintana Communications’ representatives on Telkom’s board and its management designees were replaced.
There has been no change in Telkom’s trading objects over the past five years.

13.2	Group structure
An abridged Telkom group structure (which reflects the group structure prior to the proposed transaction) is set out below:

Telkom Group

Fixed-line

Telkom SA Limited
(Company)
Shareholder of all subsidiaries and joint venture companies

Mobile

Vodacom Group (Proprietary) Limited
(50% shareholding)

Other

Multi-Link Telecommunications Limited
(100% shareholding acquired effective January 2009)[1]

Trudon (Proprietary) Limited[2]
(64.9% shareholding)

Swiftnet (Proprietary) Limited
(100% shareholding)

Africa Online Limited
(100% shareholding)

Telkom Media (Proprietary) Limited
(75% shareholding)

MWEB Africa
(100% shareholding, including 75% shareholding in MWEB Namibia)[3]

Notes

1.	75% shareholding prior to 21 January 2009

2.	Formerly TDS Directory Operations (Proprietary) Limited

3.	Subject to certain conditions precedent

13.3	Nature of the business
Telkom is one of the largest companies registered in South Africa and one of the largest communications services providers on the African continent based on operating revenue and assets. Telkom operates approximately 4.5 million telephone access lines and has more than 26,000 employees, excluding Vodacom employees (as at 30 September 2008). Telkom’s long term strategy is to seek to differentiate itself from competitors by moving from the provision of basic voice and data connectivity to become Africa’s preferred ICT service provider, offering fully converged voice, data, video and Internet services. Telkom intends to pursue growth of profitable revenue through fixed-wireless and mobile data services, broadband services and converged services both in South Africa and internationally.
13.3.1	Telkom SA Limited (Company)
Telkom has approximately 4.5 million telephone access lines in service with 99.9% of these connected to digital exchanges. This is Telkom’s largest business segment and includes fixed-line voice, data and Internet businesses. Telkom’s fixed-line services comprise:
•
Fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment (“CPE”) rental and sales;

•
Fixed-line traffic services to postpaid, prepaid and payphone customers including local, long distance, fixed-to-mobile, international outgoing and international Voice over Internet Protocol (“VoIP”) traffic services;

•
Interconnection services, including terminating and transiting traffic from South African mobile operators and international operators, as well as transiting traffic from mobile to international destinations; and

•
Fixed-line data and Internet services, including domestic and international data transmission services such as point to point leased lines, ADSL services, packet based services, managed data networking services, as well as Internet access and related information technology services.

13.3.2	Trudon (formerly known as TDS Directory Operations)
Telkom owns 64.9% of Trudon, the largest directory publisher in South Africa providing white and yellow pages directory services and electronic white pages. The remaining 35.1% is owned by Truvo Services South Africa (Proprietary) Limited (formerly known as Maister Directories (Proprietary) Limited). For the six months ended 30 September 2008, Trudon published approximately 1.26 million white, 1.13 million yellow and 1.25 million combined directories. It also provides electronic yellow pages and value added content through full colour advertisements and provides national telephonic inquiries and directory services and provides directory services in Namibia.
Trudon invested in a new online platform in order to combat declining revenue from printed products. Trudon’s estimated market share as at 30 November 2008 was approximately 15% in South Africa in respect of Internet directory services.
13.3.3	Multi-Links
With effect from 1 May 2007, Telkom acquired 75% of Multi-Links. Effective 21 January 2008, Telkom acquired the remaining 25% stake for US$130 million. Multi-Links is a private telecommunications operator with a Nigerian Unified Access Licence allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria.
The Nigerian telecommunications market is extremely competitive with nine operators currently licensed with Unified Access Services Licenses and operators may use any access technology to deliver voice, data and video services to their customers.
Multi-Links has experienced significant growth since its acquisition in 2007. The subscriber base increased by approximately 210% during the financial year ended 31 March 2008 from approximately 262,000 at 30 September 2007 to approximately 812,000 at 31 March 2008; by 31 October 2008, this number had grown to 2.1 million subscribers.
Multi-Links’ strategy will be to focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers, and will seek to offer easy-to-understand high-value bundles, differentiated by voice quality and service levels.

Broadband Internet with Internet service provider services will target high value bundles. High quality Internet protocol NGN services are planned to be deployed in Lagos to attract high-end corporate users, and carrier class wholesale products and services are planned to be introduced by establishing a satellite earth station to provide international connectivity.
Telkom believes that Multi-Links’ prospects are strong and the company intends to capitalise on Telkom’s brand and access to international connectivity. The resilience and quality of international connectivity provides great opportunities in servicing corporate, wholesale and retail markets in Nigeria.
13.3.4	Africa Online
On 23 February 2007, Telkom acquired 100% of the issued share capital of Africa Online, an ISP active in Cote d’Ivoire, Ghana, Kenya, Tanzania, Uganda, Namibia, Swaziland, Zambia and Zimbabwe. Africa Online offers wireless and fixed-line technologies, hosting and domain registration to both consumer and corporate customers.
Africa Online’s strategy focuses on brand development, creation and development of customer channels, improvement of network systems, human resource development and an expansion drive targeting other African countries. Africa Online’s distribution is conducted through various channels including direct sales and different types of resellers depending on the customer segment. Customers are serviced through customer relationship managers and a 24-hour call centre. Africa Online’s primary competitors include former telecommunications companies that have entered the Internet service provider market and other private companies.
As at 30 September 2008, Africa Online’s network had 29 points of presence, 46 mobile broadband transceiver stations, 31 fixed broadband wireless access transceiver stations, 17 network operation and support centres and 11 data centres across nine countries.
13.3.5	MWEB Africa
On 10 November 2008 Telkom announced that it had entered into agreements to acquire 100% of MWEB Africa and 75% of MWEB Namibia (Proprietary) Limited for US$63 million. MWEB Africa is a group of companies offering internet services and network access services in Sub-Saharan Africa (excluding South Africa). Although its operations are largely focused on corporate customers, its predominantly satellite-based Internet access offering allows the company to reach a wide range of customers, many of whom are not reached by traditional fixed-line infrastructures.
The group is headquartered in Mauritius with operations in Nigeria, Kenya, Tanzania, Uganda, Namibia and Zimbabwe and an agency arrangement in Botswana. There are distributors in 26 sub-Saharan African countries.
The successful implementation of the agreements is subject to various conditions precedent, including regulatory approvals being obtained in certain African jurisdictions.
Telkom anticipates that it will extract significant synergies from the combination of MWEB Africa and Africa Online. Telkom intends to leverage the strength of its ISP services through MWEB Africa and Africa Online to strengthen its position as a pan-African ICT service provider.
13.3.6	Telkom Media
In 2006 Telkom launched Telkom Media, a private company with a 25% BEE shareholding. During August 2008, ICASA issued Telkom Media with a commercial satellite and cable subscription broadcasting license.
Telkom announced on 31 March 2008 that it intended to substantially reduce its shareholding in Telkom Media. An announcement regarding the future of Telkom Media will be made in due course.

13.3.7	Swiftnet
Telkom owns 100% of Swiftnet, which operates under the name Fastnet Wireless Service (“Fastnet”). Fastnet is a wireless network providing asynchronous wireless access on Telkom’s X.25 network, Saponet-P, to its customer base. This service has been expanded by Swiftnet to include a General Packet Radio Service (“GPRS”) driven solution using a dual SIM card, allowing customers to roam on GPRS South African networks. Services include retail credit card and cheque point of sale terminal verification, telemetry, security and vehicle tracking.
Swiftnet has a number of regional offices that manage more than 160 contractors. Customers are serviced through a technical call centre as well as in-house technicians and external contractors. Swiftnet’s sales team supports various retail and wholesale relationships. The company had an estimated 29% market share in the point of sale communications market based on the number of customers as at 30 September 2008. Its three main competitors are ConnectNet, X-Link and Datalink. New services such as ADSL router services are being developed to broaden revenue streams. Swiftnet had 86 employees as at 30 September 2008.
On 16 January 2009, ICASA issued a new license to Swiftnet. This licence requires Swiftnet to secure a 30% BEE shareholding. However, ICASA has stated that it is in the process of reviewing the equity shareholding of all licensees. This review should be undertaken during the 2009/10 financial year, whereafter it is anticipated that sufficient time will be given to licensees to meet their equity shareholding requirements.
14.	SALIENT INFORMATION ON VODACOM GROUP
Vodacom Group is Telkom’s 50% owned mobile communications joint venture with Vodafone Group.
Vodacom Group is a leading African communications group providing mobile communication and related services to more than 37.8 million customers as at 31 December 2008. Vodacom provides a wide range of communications products and services including mobile voice and messaging, broadband connectivity and internet access.
Its mobile network covers a total population of approximately 179 million people across five countries: South Africa, Tanzania, DRC, Lesotho, and Mozambique. Vodacom’s presence in Africa was strengthened by the acquisition of Gateway (Gateway Telecommunications Plc, Gateway Communications (Proprietary) Limited, Gateway Communications Mozambique LDA, Gateway Communications (Tanzania) Limited and GS Telecom (Proprietary) Limited and their respective subsidiaries) on 30 December 2008, which has customers in 40 countries in Africa, providing telecommunications services to multi-national companies and telecommunication network operators. In addition, Vodafone has agreed to use Vodacom as its exclusive investment vehicle in sub-Saharan Africa from the date of the listing.
Vodacom SA is South Africa’s largest mobile communications network operator by number of customers and revenue with an estimated market share of mobile customers of approximately 52% as at 31 December 2008. Vodacom also has the leading market share in Tanzania, DRC and Lesotho and is second in Mozambique, all as at 31 December 2008.
For the year to 31 March 2008, Vodacom Group reported revenues of ZAR48.2 billion and profit from operations of ZAR12.5 billion. Vodacom Group is headquartered in Vodavalley, Midrand, Johannesburg, South Africa and employs approximately 6,700 people.
Additional information on Vodacom can be found in the pre-listing statement.

15.	TELKOM PROSPECTS POST THE PROPOSED TRANSACTION
15.1	Competitive landscape
Following the disposal of its interest in Vodacom Group, Telkom’s remaining business will largely be “fixed-line”. The regulatory environment has liberalised the sector with a view to enhancing competition in the ICT sector which includes Telkom’s core fixed-line segment. As a result, the competitive landscape in which Telkom operates has changed dramatically over the last few years with the mobile operators, ISP’s and Value Added Networks (“VANS”) increasingly entering what has traditionally been the fixed-line domain. Neotel is building its network and competing with Telkom on pricing and has recently announced a joint venture with MTN to roll-out a fibre optic network in South Africa. Telkom is increasingly seeing its fixed-line revenue being eroded through competition from new entrants, fixed-mobile substitution and the price reductions which are necessary to maintain volumes.
Telkom’s prime asset and core strength is its network. Telkom’s scale makes it difficult for other operators to compete on costs, whilst Telkom continues to enjoy double-digit growth in data revenues. Telkom intends to further leverage and expand its network to provide for the increasing demand for capacity, new data and converged products.
Although liberalisation of the South African telecommunications sector has led to increased competition in the provision of fixed-line services, Telkom estimates that the market share of Neotel and VoIP providers will not increase above 10% to 15% of fixed-line revenues by 2012. Notwithstanding the aforementioned, in order to remain competitive in an increasingly liberalised market, Telkom is seeking to manage costs by realigning its structure, employees and resources and by ensuring the optimal utilisation of both external and internal capabilities to extract efficiencies.
Telkom is rolling out an NGN, which will provide the network intelligence to offer innovative, cost effective solutions which can be brought to the market rapidly. The NGN enables multiple services to utilise the same infrastructure with the resultant economies of scale enabling a reduction in network costs. As part of Telkom’s intention to minimise the cost of international connectivity, it is currently exploring various initiatives to become part of cable consortia with selected local, regional and global players in order to share the cost of construction of undersea capacity. This form of partnership would enable Telkom to offer access at highly competitive prices.
The spectrum allocated by ICASA in February 2008 is in the process of conversion and should allow Telkom full service flexibility (i.e. to provide fixed, mobile and converged services). Furthermore, the rights provided for in the Electronic Communications Act and in Telkom’s ECS (Electronic Communication Service) and ECNS (Electronic Communication Network Service) licenses issued 15 January 2009, also allow for technology and service neutral licences, which broadly means any (telecommunications) service can be provided through any means. Telkom is now capable of pursuing a stand-alone fixed incumbent strategy, complemented by the ability to build its own highly focused mobile wireless network.
15.2	Strategy overview
Telkom’s long-term vision is to differentiate itself from competitors by transitioning from being a provider of basic voice and data connectivity to become Africa’s preferred information, communications and technology service provider, offering fully converged voice, data, video and Internet services. Telkom’s core strategy to realise this vision is to defend and grow profitable revenue streams, while managing costs. This strategy has been approved by the Telkom board and the focus is now on effective strategy implementation, including detailed planning, where required.
Telkom’s core strategy of defending and growing existing revenues while managing costs is enabled by, amongst others, building a ubiquitous NGN which will allow Telkom to remain competitive and capitalise on market opportunities through the enhanced product and service offerings enabled by it.
15.2.1	Defending profitable revenue
Telkom’s primary objectives in defending profitable revenue are to:
•	Maintain fixed-line net revenue;
•	Retain its leading fixed-line market share; and
•	Increase annuity revenue as a percentage of total fixed-line operating revenue.
Telkom is seeking to enhance its competitiveness in areas where competition is expected to intensify in a liberalised telecommunications market. Pricing is key to retaining market share and to this end, Telkom is rebalancing its tariffs by focussing on the relationship between the actual costs of service provision and traffic volumes.

Telkom currently relies to a significant extent on call unit revenue, which is variable and under threat from increased competition. In order to increase annuity revenue, Telkom will continue bundling call minutes with access line rentals in an attractive subscription-based value proposition to deliver greater value to customers. Telkom also intends to implement customer portfolio management as a means of differentiating its products and customer service levels in order to combat churn and enable customer retention.
Telkom’s investment in an NGN is also key to maintaining the strength and capacity of its network, a key differentiating factor from its competitors.
15.2.2	Growing revenue
Telkom intends to grow its revenue through investment in profitable organic and inorganic opportunities both within South Africa and internationally. To this end, Telkom has the following specific objectives:
15.2.2.1	Providing converged services (voice, data, video and internet)
In order to combat fixed mobile substitution and pull traffic back onto the fixed-line network, it is becomingly increasingly important that Telkom extracts synergies through the bundling of network services with IT, hosting capabilities and mobility (“converged services”). A converged service offering also fulfills the growing demand of corporates and multinationals in Africa for international connectivity and data solutions.
Telkom’s converged service strategy is to expand aggressively into managed voice, managed data, IT services and applications and diversify into new revenue growth opportunities in adjacent markets, such as rich content and data centres. Telkom’s broadband and data centre plans form the foundation of this strategy. Telkom is aggressively expanding its broadband penetration and increasing bandwidth in order to offer and host higher bandwidth applications, such as video services.
In an economic climate where the majority of companies are looking at ways of cutting costs, Telkom believes that data centre operators can offer a level of service which companies could not justify economically on their own. From a returns perspective, Telkom believes that the recurring revenue streams and provision of critical services mean that data centres offer investors stable operating results.
The implementation of Telkom’s data centre strategy is described in more detail under paragraph 16.3 below.
15.2.2.2	Providing Fixed-Mobile capabilities
South Africa currently has approximately 48 million mobile subscribers, of which just over 15% represent contract customers. Industry expectations are that this number will increase by a further 10% over the next 5 years. In order to become an integrated service provider, Telkom intends to complement its existing fixed-line capabilities with selected mobile products and services.
Telkom plans to build a wireless network in selected areas including townships, office parks, campus environments, gated communities and under-serviced communities. In those areas where Telkom does not build a network, it will seek to enter into a roaming agreement with a mobile operator, where economical. This strategy is designed to allow for an integrated bundled offering which leverages off the superior speed and quality of Telkom’s fixed-line offering, combined with mobility when required by customers.
Telkom has the ability to pioneer Fixed Mobile Convergence services in South Africa through its ownership of the largest national fixed-line network. Telkom is also uniquely positioned to benefit from the differences between fixed and mobile pricing and the saving on interconnection costs.
Telkom’s wireless access network deployment is described in more detail under paragraph 16.2 below.

15.2.2.3	Growing profitable revenue internationally
15.2.2.3.1	Grow existing businesses
Telkom will seek to increase international revenue flows and enhance the profitability of its newly acquired subsidiaries in, amongst others, the following ways:
•	Deploying converged fixed and mobile services in the Nigerian market through its wholly owned subsidiary, Multi-Links

•
Expanding Africa Online to become a leading pan-African provider of high speed connectivity services. Telkom will seek to grow Africa Online’s presence in sub-Saharan Africa from the current nine countries through the acquisition and establishment of new businesses or through affiliate programmes in countries where Africa Online currently does not have a presence.

15.2.2.3.2	Exploring African expansion opportunities
There is growing demand for broadband connectivity for voice, high-speed data traffic and internet-based services in Africa. Telkom is looking to exploit this opportunity by rolling out fibre optic connectivity to Southern African Development Community (“SADC”) countries where there is a lack of quality connectivity. This will enable Telkom to extend its basket of services to the region, capture new traffic streams and participate with other SADC operators to retain regional revenues.
Geographic expansion will serve to diversify Telkom’s earnings away from the single currency and market exposure it currently faces and enable it to participate in higher growth markets. Over the long-term, Telkom will seek to provide international data connectivity to major cities in Africa through regional hubs, such as Nigeria and South Africa, realising its vision of becoming a pan-African integrated service provider. The acquisition of MWEB Africa described in paragraph 16.4.1 below forms part of Telkom’s geographic expansion strategy and Telkom has also established a management services company to complement its geographic expansion strategy.
16.	APPLICATION OF SALE PROCEEDS
Telkom shall utilise 50% of the after-tax proceeds from the sale transaction, net of any STC levied thereon, and an additional amount which relates to Vodacom Group’s dividends for the financial year ending 31 March 2009, to pay the special dividend. The balance of the net purchase price shall be retained and utilised in pursuit of its growth strategies. In implementing the growth strategies, the Telkom board, in accordance with its duty to act in the best interests of all of Telkom’s shareholders, shall have regard to, inter alia, Telkom’s financial condition, investment criteria and required returns, prevailing market conditions, the regulatory and policy frameworks within which Telkom operates and technological developments. Accordingly Telkom, may from time to time, be required to adopt and modify the growth strategies and apply the retained amount of the net purchase price accordingly.
In order for Telkom to implement its growth strategies and realise its vision of becoming the preferred converged ICT provider in Africa it plans to focus medium term capital investment on the following key projects:

16.1	Acceleration of the NGN
Telkom’s existing networks are effective in providing voice services but are limited (in certain areas of Telkom’s network footprint), in terms of their ability to handle data and content. The legacy infrastructure also requires multiple networks in order to transmit voice, data, media and other content and is becoming increasingly more expensive to operate and maintain. Customer demands and global standards are increasingly necessitating the provision of services and particularly bandwidth that is only possible utilising the intelligence of an NGN system. In order for Telkom to remain competitive and combat fixed-mobile substitution, it will need to provide mobile services to key business customers, requiring acceleration of the roll-out of the NGN. Extension of the NGN is also expected to reduce the cost and complexity of multiple networks, enabling Telkom to realise economies of scale through a single unified network. The NGN directly supports the envisaged future telecommunications landscape of moving all traffic, i.e. data, voice and video, over Internet protocol.
16.2	Building a wireless access network
As indicated in paragraph 15.2.2.2, Telkom intends to build a wireless network in selected areas. In those areas where Telkom does not build a network, it will seek to enter into a roaming agreement with a mobile operator, where economical.
Telkom’s wireless network build plan will be designed to significantly improve its capabilities and competitive positioning by enhancing the fixed-line infrastructure with mobile services allowing customers mobility, in addition to the quality of services and bandwidth associated with fixed networks.
The use of less vulnerable access technologies in selected areas is also expected to help reduce the costs associated with copper theft and enhance service to enable customer retention.
16.3	Data centre
Telkom’s data strategy aims to stimulate the utilisation of bandwidth and support the convergence between telecommunications and IT. The building of a high quality data centre will enable Telkom to move higher up the ICT value chain by increasing the number of broadband customers and increasing the average annual revenue per line.
Telkom plans to establish a state of the art, top tier South African data centre in order to position itself as a provider of converged services to the enterprise segment (e.g. major banks, large financial institutions, large retailers and manufacturers and broadcasters).
16.4	Pursuing acquisition opportunities
16.4.1	MWEB Africa
On 10 November 2008 Telkom announced that it had entered into agreements to acquire 100% of MWEB Africa and 75% of MWEB Namibia (Proprietary) Limited for US$ 63 million. MWEB Africa is a leading provider of ISP services via VSAT in sub-Saharan Africa. MWEB Africa provides services to more than 24,000 corporate and retail customers through its headquarters in Mauritius and subsidiaries in Namibia, Zimbabwe, Nigeria, Kenya, Tanzania and Uganda, Namibia and Zimbabwe as well as 26 distributors throughout sub-Saharan Africa. It focuses on providing the corporate market with reliable connectivity and seamless networking solutions across borders with the support of direct satellite access via its own VSAT uplink facilities in Europe and the USA.
The investment complements Telkom’s three-pronged strategy of:
•	Geographic growth and diversification of revenue streams;
•	Fixed-Mobile capabilities; and
•	Providing data services as part of a converged service offering.
MWEB Africa’s direct footprint and the networks of its distributors in sub-Saharan Africa will also allow Telkom to further develop its footprint and services provision to multi-national customers on the African continent.
The outstanding conditions precedent are currently being addressed by the seller and Telkom.

16.4.2	Acquisition of the remaining 25% in Multi-Links
Effective 21 January 2009, Telkom acquired the remaining 25% stake in Multi-Links for US$130 million thereby increasing its shareholding in Multi-Links to 100%. The purchase price was determined with reference to an independent expert valuation. The investment is attractive for the following reasons:
•	Multi-Links operates in the highly attractive Nigerian market. It complements Telkom’s geographic expansion plans as well as the implementation of Telkom’s mobile strategy;
•	The acquisition of full control will give Telkom the flexibility to develop and implement its business plan to exploit the full potential of the Nigerian market;
•	Telkom will be able to fully consolidate Multi-Links’ income in line with its strategy of diversifying its revenue streams; and
•	Multi-Links is expected to become the West African hub of Telkom’s African ICT platform.
16.4.3	Further opportunities
Telkom will continue to assess and evaluate potential acquisition opportunities that complement Telkom’s strategic objectives including the acquisition of further licences on the African continent and participation in privatisation opportunities.
16.5	Funding key investment areas
In order to meet its strategic objectives, Telkom has considered the following alternatives in order to fund the key investment projects described in paragraphs 16.1 to 16.4:
•	Utilising the free cash flow generated by Telkom’s fixed-line and other businesses;
•	Raising additional debt; and
•	Utilising the proceeds from the sale transaction.
Following the disposal of its investment in Vodacom Group, Telkom will look to fund these initiatives, primarily through the net after-tax proceeds retained from the sale transaction of approximately ZAR9.6 billion with the key objective of retaining its investment grade credit rating. Any portion of the net proceeds not spent or earmarked within 24 months from the date of implementation of the sale transaction will be distributed to shareholders by way of a special dividend, depending on circumstances at the time.
In terms of Telkom’s board approved investment criteria and governance processes, the projected return on investment of an acquisition needs to be greater than or equal to Telkom’s cost of capital plus 4% and the projected return on capital projects needs to be greater than or equal to Telkom’s cost of capital plus 3%. The individual expected rate of return for each of the investments set out below is expected to exceed Telkom’s cost of capital plus 4%.
The high level funding requirements over the next two years, inclusive of commitments to be entered into within this period, for each of the key investment projects, described in paragraphs 16.1 to 16.4, is summarised below:
•	NGN: Approximately ZAR2.9 billion is expected to be invested to accelerate deployment of the NGN;
•	Wireless access network: Approximately ZAR3.8 billion is expected to be invested;
•	Data centre: Approximately ZAR1.5 billion is expected to be invested in building local data centre capacity over the next two years; and
•
MWEB Africa and Multi-Links: An amount of ZAR1.9 billion has been earmarked to settle the bridging finance relating to the acquisition of MWEB Africa and for the buy-out of minority shareholders in Multi-Links.

Following implementation of the proposed transaction, Telkom is expected to continue to enjoy a strong credit profile with additional financial flexibility in its capital structure. Although Telkom’s net interest bearing debt is likely to increase initially as a result of the investment required to implement its strategy, Telkom plans to maintain an investment-grade credit rating.

17.	FINANCIAL INFORMATION RELATING TO TELKOM
17.1	Financial effects of the proposed transaction
The tables below sets out the unaudited pro forma financial effects of the proposed transaction on a shareholder in respect of a Telkom share for the financial year ended 31 March 2008 and the six months ended 30 September 2008, prepared in accordance with IFRS. IFRS differs in certain respects from US GAAP.
The independent reporting accountants’ report on Telkom relating to both the detailed pro forma financial information and the summary pro forma financial effects is set out in Annexure 3 to this circular. The pro forma financial effects should be read in conjunction with the pro forma financial information contained in Annexures 1 and 2. The directors of Telkom are responsible for both the pro forma financial information and the pro forma financial effects.
17.1.1	Unaudited pro forma financial effects — financial year ended 31 March 2008
The unaudited pro forma financial effects set out below are included for the purpose of illustrating the effects of the sale transaction, the special dividend and the unbundling on Telkom’s earnings, diluted earnings, headline earnings, diluted headline earnings, net asset value and net tangible asset value, per ordinary share of Telkom, for the year ended 31 March 2008 as if such transactions had occurred on 1 April 2007 for income statement purposes and 31 March 2008 for balance sheet purposes.
The Telkom board is responsible for the unaudited pro forma financial effects below. These unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature, may not give a fair reflection of Telkom’s financial position, changes in equity, results of operations or cash flows following implementation of the proposed transaction.

		After the
	Before the	proposed
	proposed	transaction	Percentage
Per Telkom share (cents)	transaction(1)	(unaudited)(5)	change
Basic earnings(2)	1,565.0	4,088.1	161%
Diluted earnings(3)	1,546.9	4,041.0	161%
Headline earnings(2)	1,634.8	668.6	(59%)
Diluted headline earnings(3)	1,616.0	660.9	(59%)
Net asset value(4)	6,570.3	6,861.1	4%
Tangible net asset value(4)	4,874.8	5,588.4	15%

Notes:

1.	Extracted from the audited consolidated Telkom financial statements for the year ended 31 March 2008.

2.
Basic earnings per share and headline earnings per share are based on 509.6 million shares, being the weighted average number of shares in issue (excluding treasury shares) for the financial year ended 31 March 2008.

3.
Diluted earnings per share and diluted headline earnings per share are based on 515.5 million shares, being the weighted average number of shares in issue on a fully diluted basis for the financial year ended 31 March 2008.

4.
Net asset value per share and net tangible asset value per share are based on 499.5 million shares, being the total number of shares in issue of 520.8 million less treasury shares of 21.3 million as at 31 March 2008.

5.	The “After the proposed transaction (unaudited)” column is calculated on the following basis:
(i)	the 15% stake in Vodacom Group was sold to Vodafone Holdings with effect from 1 April 2007;

(ii)	the net purchase price from the sale transaction was received on 1 April 2007;

(iii)	the special dividend (net of applicable taxes thereon) was paid on 1 April 2007; and

(iv)
the net profit after tax arising from the sale transaction and taxes in respect of the special dividend have been excluded from the calculation of headline earnings per share and diluted headline earnings per share.

17.1.2	Unaudited pro forma financial effects — six months ended 30 September 2008
The unaudited pro forma financial effects set out below are included for the purpose of illustrating the effects of the sale transaction, the special dividend and the unbundling on Telkom’s basic earnings, diluted earnings, headline earnings, diluted headline earnings, net asset value and net tangible asset value, per ordinary share of Telkom, for the six months ended 30 September 2008 as if such transactions had occurred on 1 April 2008 for income statement purposes and 30 September 2008 for balance sheet purposes.
The Telkom board is responsible for the unaudited pro forma financial effects below. These unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature, may not give a fair reflection of Telkom’s financial position, changes in equity, results of operations or cash flows following implementation of the proposed transaction. Results for the six months ended 30 September 2008 are not indicative of results that may be expected for the entire year.

		After the
	Before the	proposed
	proposed	transaction	Percentage
Per Telkom share (cents)	transaction(1)	(unaudited)(5)	change
Basic earnings(2)	723.9	3,704.8	412%
Diluted earnings(3)	716.1	3,665.3	412%
Headline earnings(2)	745.2	177.6	(76%)
Diluted headline earnings(3)	737.3	175.7	(76%)
Net asset value(4)	6,714.4	7,027.7	5%
Tangible net asset value(4)	5,026.3	5,771.6	15%

Notes:

1.	Extracted from the reviewed condensed consolidated Telkom financial statements for the six months ended 30 September 2008.

2.
Basic earnings per share and headline earnings per share are based on 500.4 million shares, being the weighted average number of shares in issue (excluding treasury shares) for the six months ended 30 September 2008.

3.
Diluted earnings per share and diluted headline earnings per share are based on 505.8 million shares, being the weighted average number of shares in issue on a fully diluted basis for the six months ended 30 September 2008.

4.
Net asset value per share and net tangible asset value per share are based on 501.0 million shares, being the total number of shares in issue of 520.8 million less treasury shares of 19.8 million as at 30 September 2008.

5.	The “After the proposed transaction (unaudited)” column is calculated on the following basis:
(i)	the 15% stake in Vodacom Group was sold to Vodafone Holdings with effect from 1 April 2008;

(ii)	the net purchase price from the sale transaction was received on 1 April 2008;

(ii)	the special dividend (net of applicable taxes thereon) was paid on 1 April 2008; and

(iv)
the net profit after tax arising from the sale transaction and taxes in respect of the special dividend have been excluded from the calculation of headline earnings per share and diluted headline earnings per share.

17.2	Historical financial information of Telkom
The extracts from the abridged historical financial information of Telkom for the six months ended 30 September 2008 are set out in Annexure 4 to this circular. The relevant financial information is the responsibility of the directors of Telkom. The abridged historical financial information should be read in conjunction with Telkom’s latest annual report on form 20-F for the year ended 31 March 2008.
17.3	Trading history of Telkom shares and Telkom ADSs
The recent trading history of Telkom shares on the JSE and Telkom ADSs on the NYSE is set out in Annexure 6 to this circular.

18.	SHARE CAPITAL AND SHAREHOLDERS
18.1	Share capital of Telkom
No changes to Telkom’s authorised share capital have occurred during the past three financial years. Telkom’s issued share capital decreased during each of the 2006, 2007 and 2008 financial years as a result of shares being bought back and cancelled as set out in the table below:

	31 March		31 March	31 March
Financial year ended	2008		2007	2006

Number of ordinary shares in issue at beginning of period	532,855,530		544,944,901	557,031,821
Number of ordinary shares bought back	12,071,344		12,089,371	12,086,920

Number of ordinary shares in issue at end of period	520,784,186	(1)	532,855,530	544,944,901

Note:

1.	Telkom has repurchased 286 shares in order to facilitate a 1:1 unbundling ratio for its shareholders.
The table below sets out the authorised and issued share capital of Telkom:

	At		At the last
	31 March		practicable
	2008		date
	(ZAR)		(ZAR)
Authorised share capital
999,999,998 ordinary shares of R10 each	9,999,999,980		9,999,999,980
1 Class A ordinary share of R10	10		10
1 Class B ordinary share of R10	10		10

Issued share capital
520,784,184 ordinary shares of R10 each	5,207,841,840	(1)	5,207,841,840	(2)
1 Class A ordinary share of R10	10		10
1 Class B ordinary share of R10	10		10
Share premium	—		—

Total issued share capital and premium	5,207,841,860		5,207,841,860

Notes:

1.
Includes 21,342,199 treasury shares of which 10,493,141 and 10,849,058 shares were held by Telkom subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively, as at 31 March 2008.

2.
Includes 19,843,155 treasury shares of which 8,994,097 and 10,849,058 shares were held by Telkom subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively, as at 30 September 2008.

There are no unissued authorised shares of Telkom under the control of the directors.
There were no preliminary expenses incurred by Telkom during the three years preceding the last practicable date.
18.2	Controlling shareholder
Insofar as is known by the directors and as of 30 September 2008, the SA Government, holding 39.8% of the entire issued share capital of Telkom and one Class A ordinary share (which entitles it to appoint five directors, including two executive directors, to the Telkom board), was the only controlling shareholder; being a shareholder that can exercise 35% or more of a company’s voting rights at a general meeting of shareholders.
As of 30 September 2008, Black Ginger beneficially owned 9.0% of Telkom’s issued shares and the class B ordinary share and the Public Investment Corporation directly owned 6.6% of Telkom’s issued shares that were acquired in the market. Black Ginger is a wholly owned subsidiary of the Public Investment Corporation. In terms of Telkom’s articles of association, Black Ginger, as the holder of the class B ordinary share, is entitled to appoint one executive or non-executive director to the Telkom board.
There will not be any change in the controlling shareholder of Telkom as a result of the proposed transaction. There has been no change in the controlling shareholder of Telkom over the past five years.

18.3	Major shareholders
The following table sets out the entities or persons known to Telkom to be beneficial holders of 5% or more of Telkom’s issued ordinary shares as of 30 September 2008.

			Percentage
	Number of		holding
Shareholder	shares held		in shares
SA Government	207,038,059	(1)	39.8
Black Ginger	46,604,997	(2)	9.0
Public Investment Corporation	34,499,486		6.6
Elephant Consortium	34,180,996		6.6

Notes:

1.	Includes one class A ordinary share held in South Africa by the SA Government, which represents 100% of the class.

2.	Includes one class B ordinary share held directly by Black Ginger, a wholly owned subsidiary of the Public Investment Corporation, which represents 100% of the class.
19.	DIRECTORS AND DIRECTORS’ INTERESTS
19.1	Directors
The names, ages, appointment dates, qualifications, occupations, nationality, directorships, memberships and business addresses, of the Telkom directors at the last practicable date are set out below:

19.1.1	Shirley Therese Arnold	58

	(Non-executive director)(1)	Chairman
	Date appointed to the board:	1 November 2006
	Qualifications:	BA(Hons), Certificate in Education
	Occupation:	Director of companies
	Nationality:	South African
	Directorships include:	Maths Centre, trustee
Thuthuka Bursary Fund, trustee
	Membership:	Institute of Directors of South Africa
	Business address:	Telkom Towers North, 152 Proes Street, Pretoria, 0002

19.1.2	Reuben Joseph September	51

	(Executive director)	Chief executive officer
	Date appointed to the board:	8 May 2007
	Qualifications:	BSc (Electrical and Electronic Engineering),
Professional Institute of Engineers of South Africa
	Occupation:	Chief executive officer
	Nationality:	South African
	Business address:	Telkom Towers North, 152 Proes Street, Pretoria, 0002

19.1.3	Peter Gill Nelson	54

	(Executive director)	Chief financial officer
	Date appointed to the board:	8 December 2008
	Qualifications:	BAcc, BCom, CA(SA)
	Occupation:	Chief financial officer
	Nationality:	South African
	Membership:	Institute of Directors of South Africa
	Business address:	Telkom Towers North, 152 Proes Street, Pretoria, 0002

19.1.4	David Duncan Barber	56

(Non-executive director)
	Date appointed to the board:	1 September 2008
	Qualifications:	Fellow of the Institute of Chartered Accountants,
England and Wales,
Advanced Management Programme (Harvard)
Executive Development Programme (Wits)
	Occupation:	Chartered Accountant
	Nationality:	South African
	Directorships include:	Murray and Roberts Holdings Limited
Vodacom Group (Proprietary) Limited
	Business address:	Telkom Towers North, 152 Proes Street, Pretoria, 0002

19.1.5	Brahm du Plessis	53

(Non-executive director)
	Date appointed to the board:	2 December 2004
	Qualifications:	BA, LLB, LLM
	Occupation:	Advocate
	Nationality:	South African
	Business address:	444, The Chambers, 3 Protea Place, Sandton 2196

19.1.6	Reitumetse Jacqueline Huntley	46

(Non-executive director)(1)
	Date appointed to the board:	20 September 2007
	Qualifications:	BProc, LLB, Management Advanced Programme (Wits)
	Occupation:	Attorney
	Nationality:	South African
	Directorships include:	Blue Label Telecoms Limited
	Business address:	Unit A1, Building A, First Floor, Rutherford Estate
1 Scot Street, Waverly, Johannesburg 2090

19.1.7	Peter Gowar Joubert	75

(Non-executive director)
	Date appointed to the board:	12 August 2008
	Qualifications:	BA, Diploma in Personnel and Works Management,
Advanced Management Programme (Harvard)
	Occupation:	Director of Companies
	Nationality:	South African
	Directorships include:	South African Airways (Proprietary) Limited
Transnet Limited
Vodacom Group (Proprietary) Limited
BDFM Publishers
Sandvik group of companies
	Business address:	Telkom Towers North, 152 Proes Street, Pretoria, 0002

19.1.8	Dr Victor Bernard Lawrence	63

(Non-executive director)(1)
	Date appointed to the board:	20 September 2007
	Qualifications:	Undergraduate, masters and doctorate degrees in
electrical and computer engineering from the
University of London, United Kingdom
	Occupation:	Professor
	Nationality:	American
	Directorships include:	mPhase Technologies Incorporated
	Memberships:	US National Academy of Engineers
Institute of Electrical and Electronics Engineers
	Business address:	Stevens Institute of Technology, Castle Point on
Hudson, Hoboken, New Jersey 07030,
United States of America

19.1.9	Penuell Cornwell Sibusiso Luthuli	35

(Non-executive director)
	Date appointed to the board:	29 July 2005
	Qualifications:	BCom, Post Graduate Diploma in Accounting, CA(SA)
	Occupation:	Managing director
	Nationality:	South African
	Directorships include:	Cipla Medpro South Africa Limited
Ithala Limited
Hloba Clothing (Proprietary) Limited
Richards Bay Industrial Development Zone Company
	Business address:	Ithala Limited, Old Mutual Building, 303 West Street
Durban 4000

19.1.10	Keitumetse Seipelo Thandeka Matthews	57

(Non-executive director)(1)
	Date appointed to the board:	19 June 2006
	Qualifications:	BA(Hons) (English and Philosophy)
	Profession	Barrister-at-Law, (Middle Temple)
	Occupation:	Businesswoman
	Nationality:	South African
	Directorships include:	Futurin Capital (Proprietary) Limited
Keida Childrens Books cc
	Business address:	Gabriel House, 205 Main Road, Plumstead,
Cape Town 7800

19.1.11	Brian Molefe	42

(Non-executive director)(2)
	Date appointed to the board:	3 July 2008
	Qualifications:	BCom, MBL
	Occupation:	Chief executive officer
	Nationality:	South African
	Directorships include:	Public Investment Corporation Limited
	Business address:	PIC Building, Glenfield Office Park, Oberon Avenue,
Faerie Glen 0043.

19.1.12	Dr Ekwow Spio-Garbrah	55

(Non-executive director)(1)
	Date appointed to the board:	20 September 2007
	Qualifications:	BA (Hons), MA, LLD Honoris Causa
	Occupation:	Chief executive officer
	Nationality:	Ghanaian
	Directorships include:	Vodacom Group (Proprietary) Limited
	Memberships:	Commonwealth Telecom Organisation
African Cancer Organisation
	Business address:	CTO, Fourth Floor, 28 Hammersmith Grove,
London W6 7BA, United Kingdom

Notes:

1.	SA Government (Class A shareholder) representative.

2.	Public Investment Corporation representative.

19.2	Directors’ remuneration
The remuneration of the directors for the year ended 31 March 2008 is set out below:
(All figures are stated in rand)

			Performance	Fringe and	Total
Director	Fees	Remuneration	bonus	other benefits	2008
Non-executive	R4,633,933	—	—	—	R4,633,933
S T Arnold	R1,124,373	—	—	—	R1,124,373
B du Plessis	393,967	—	—	—	393,967
R J Huntley	193,833	—	—	—	193,833
M J Lamberti	—	—	—	—	—
V B Lawrence, Dr.	286,176	—	—	—	286,176
P C S Luthuli	502,117	—	—	—	502,117
T D Mahloele	357,684	—	—	—	357,684
K S T Matthews	501,217	—	—	—	501,217
B Molefe(1)	20,497	—	—	—	20,497
T F Mosololi(2)	174,960	—	—	—	174,960
M Mostert(3)(7)	229,433	—	—	—	229,433
A G Rhoda(4)	14,286	—	—	—	14,286
E Spio-Garbrah, Dr.(7)	273,841	—	—	—	273,841
D D Tabata	250,583	—	—	—	250,583
Y R Tenza	305,633	—	—	—	305,633
P L Zim	5,333	—	—	—	5,333

Executive	—	R14,489,833	R3,436,308	R13,244,896	R31,171,037

R J September(5)(7)	—	2,453,757	3,436,308	13,218,772	19,108,837
L R R Molotsane(6)	—	12,036,076	—	26,124	12,062,200

Total emoluments	R4,633,933	R14,489,833	R3,436,308	R13,244,896	R35,804,970

Notes:

1.	Paid to the Public Investment Corporation

2.	Paid to Tsogo Sun Limited

3.
In the absence of an internal corporate finance division, and pending the structuring and staffing thereof, the Telkom board resolved that it was in the best interests of the Company and shareholders to deploy the highest quality skills currently resident in Telkom, to evaluate, structure and make recommendations to the board on major transactions. During the 2008 financial year Dr Mostert led all efforts in this regard and was remunerated accordingly. In compliance with the principles of good governance, the board took legal advice and established that there was no conflict of interest arising out of his involvement in the transaction evaluated

4.	Paid to Rhoda and Associates

5.	Included in fringe and other benefits is a pension contribution for R J September of ZAR280,261 paid to the Telkom Retirement Fund and a payment made in terms of a restraint of trade agreement

6.
Included in fringe and other benefits is a pension contribution for L R R Molotsane of ZAR4,690 (2007: ZAR295,462) paid to the Telkom Retirement Fund. The payment included in remuneration was made in terms of a settlement agreement between Telkom and Mr Molotsane

7.	In addition to these amounts Vodacom Group paid Dr M Mostert ZAR270,833, Dr. Spio-Gabrah ZAR43,750 and R J September ZAR175,000 for fees as directors during the 2008 financial year
Telkom’s non-executive directors receive no other pay or benefits other than directors’ fees, with the exception of reimbursement of expenses incurred in connection with their directorships. The non-executive directors do not participate in the share scheme, bonus scheme or incentive plans and are not eligible for pension scheme membership.
Telkom’s executive directors receive no other pay or benefits from Telkom group other than that which is disclosed above.
19.3	Directors’ interests in transactions
Save as mentioned below, no directors had any beneficial interest in transactions effected by Telkom, either during the current or immediately preceding financial year, or in an earlier financial year and which remain in any respect outstanding or unperformed.

D D Tabata (resigned from the Telkom board on 19 September 2007) was a director and shareholder of Vuwa Investments (Proprietary) Limited which acquired a 40% interest in SAIL Group Limited, with effect from 1 October 2006. SAIL Group Limited is a sports marketing company that does business with Telkom. Telkom paid ZAR17 million for the financial year for these goods and services (2007: ZAR19 million). The outstanding creditor’s balance in Telkom for amounts owing to SAIL Group at 31 March 2008 was ZAR855,000 (2007: ZAR151,924). Vodacom Group paid ZAR592 million for goods and services from the SAIL Group (2007: ZAR600 million). The outstanding creditor’s balance in Vodacom Group for amounts owing to SAIL Group as at 31 March 2008 was ZAR21 million (2007: ZAR19 million). Vuwa Investments (Proprietary) Limited is a consortium member of Amandla Omoya, who made a bid to acquire a stake in Vodacom Group.
19.4	Directors’ interests in securities
At 31 March 2008, none of Telkom’s directors other than Mr R J September held any direct or indirect, beneficial or non-beneficial interests in the share capital of the Company. Mr R J September beneficially held 7,155 ordinary shares at that date.
At the last practicable date no directors other than those mentioned below held any direct and indirect, beneficial and non-beneficial interests in the share capital of the Company. Mr R J September beneficially held in his own name 65,524 ordinary shares. Mr D D Barber had an indirect beneficial holding 1,200 shares. One of Ms R J Huntley’s immediate family members beneficially held 264 ordinary shares while Mr P G Joubert beneficially held 15,000 ordinary shares via a family trust. Accordingly, the total directors’ interest at the last practicable date expressed as a percentage of Telkom’s issued share capital, was 0.02%.
Ordinary share allocations have been made in terms of the Telkom Conditional Share Plan to the following directors:

Ordinary shares allocated	Vesting 2009	Vesting 2010	Total
P G Nelson	22,181	20,031	42,212
R J September	29,246	26,457	55,703
19.5	Directors’ dealings in securities
Since 31 March 2008 no director has traded in the Company’s shares other than Mr R J September who has acquired 58,369 shares during this period.
19.6	Directors’ service contracts
The articles of association provide for the chairman of the company to be appointed for a term not exceeding one year. The term of office of the current chairman, Mrs S T Arnold, commenced on 1 November 2006 and has been extended, on three occasions, to 30 October 2009. Telkom has entered into a service agreement with Mrs S T Arnold.
A three year renewable service agreement was entered into on 1 December 2007 with Mr R J September, the CEO. Thereafter the contract is renewable annually, prior to its expiration, for one year. A formula based termination contract is also in place based on gross remuneration received during the prior year. In addition, termination of employment is subject to a restraint of trade pertaining to South Africa and any other country in which the company conducts business.
An indefinite service agreement was concluded with Mr P G Nelson, chief financial officer, on 1 December 2008. This service agreement is subject to notice of three months.
There are no service agreements with the other directors of Telkom.
20.	MATERIAL LOANS
No material loans have been made by Telkom.
21.	MATERIAL CONTRACTS
Other than the transaction agreements described under paragraphs 21.1 to 21.3 and the contracts and agreements described under paragraphs 21.4 to 21.12, there are no material contracts entered into by Telkom which are or may be material and
•	which have been entered into otherwise than in the ordinary course of business within the two years prior to the release of this circular; or

•	which have been entered into at any time and containing an obligation or settlement that is material at the date of this circular.

21.1	The sale of shares agreement
This agreement was concluded on 6 November 2008 between Telkom and Vodafone Holdings. The agreement sets out the terms of the sale transaction, namely that Vodafone Holdings will acquire from Telkom an additional 15% of the entire issued share capital of Vodacom Group for a cash consideration of ZAR22.5 billion less the attributable net debt of Vodacom Group as at 30 September 2008 and 15% of any dividends (and any STC secondary tax levied thereon), declared or paid by Vodacom Group, post 30 September 2008 but prior to the implementation of the sale transaction.
21.2	The transaction implementation Agreement
This agreement was concluded on 6 November 2008, amongst, Telkom, Vodafone, Vodafone Holdings, Vodafone Investments, Vodacom (Proprietary) Limited, Vodacom Service Provider Company (Proprietary) Limited and Vodacom Group. The agreement sets out the terms upon which the proposed transaction will be implemented, including, that:
21.2.1	The sale transaction is to be implemented as per the sale of shares agreement referred to in paragraph 21.1 above;

21.2.2	The parties to the agreement will vote in favour of all resolutions necessary to prepare Vodacom Group for the listing and/or the unbundling, namely:
21.2.2.1	to convert Vodacom Group from a private company to a public company;

21.2.2.2	to amend Vodacom Group’s articles of association, and include therein certain articles;

21.2.2.3	to increase Vodacom Group’s authorised ordinary share capital by subdividing the Vodacom Group ordinary shares;
21.2.3	Vodacom Group will be listed on the JSE pursuant to the listing, and will include certain provisions in its pre-listing statement;

21.2.4
Telkom will unbundle its remaining 35% shareholding in Vodacom Group by distributing the Vodacom Group unbundled shares, in compliance with section 46 of the Income Tax Act as a dividend or payment to shareholders in compliance with section 90 of the Companies Act, to the Telkom shareholders in proportion to their shareholdings in Telkom; and

21.2.5	The Vodacom Group shareholders’ agreement will be terminated in its entirety with effect from the date of the listing.
21.3	The use of proceeds agreement
This agreement was concluded on 6 November 2008 between Telkom and the SA Government. Pursuant to the agreement, Telkom provided certain undertakings to the SA Government. The undertakings included the following:
21.3.1
A resolution shall be proposed at the general meeting in terms of which the Telkom shareholders shall declare, in accordance with article 45.1 of Telkom’s articles of association, a special dividend which is equal to 50% of the after-tax sale proceeds of the share sale transaction;

21.3.2
The other resolutions that will be proposed at the general meeting in order to effect the proposed transaction shall be conditional upon the declaration by Telkom shareholders of this special dividend;

21.3.3	Telkom shall set out in detail in this circular relating to the proposed transaction, the following information:
21.3.3.1	The reasons for entering into the proposed transaction;

21.3.3.2	A description of the growth strategies that Telkom will adopt post implementation of the proposed transaction, specifically including the following activities:
•	Acceleration of the roll-out of its NGN;

•	Building a wireless access network and a local data centre; and

•	Pursuing inorganic growth through acquisitions.

21.3.3.3	A description of how Telkom intends to utilise the net purchase price, stating that:
•	It shall utilise 50% of the after-tax proceeds from the sale transaction to pay the special dividend;

•	50% of the net purchase price shall be retained and utilised in pursuit of its growth strategies; and

•
the Telkom board, in accordance with its duty to act in the best interests of all of Telkom’s shareholders, shall have regard to, inter alia, Telkom’s financial condition, investment criteria and required returns, prevailing market conditions, the regulatory and policy frameworks within which Telkom operates and technological developments, and accordingly, may, from time to time, be required to adapt and modify its growth strategy and apply the purchase price accordingly

21.3.3.4	No retrenchments of employees will occur in Telkom as a result of the implementation of the proposed transaction.
21.4	The Vodacom Group shareholders’ agreement
This agreement was entered into amongst Telkom, Vodafone Group, Vodafone Investments, Vodacom Group, Vodacom (Proprietary) Limited, Vodac (Proprietary) Limited and VTI on 29 March 1995. It was subsequently amended on 9 April 1997 and 11 November 1999. This agreement regulates the relationship of Telkom and Vodafone Group as shareholders in Vodacom Group.
21.5	Merger of directories’ interests agreement — Trudon
This agreement was entered into amongst Telkom, Truvo Services South Africa (1981) (“MD81”) (Proprietary) Limited, ITT World Directories Incorporated, Maister Management Company (Proprietary) Limited, Yellow Pages (Proprietary) Limited and Info Holdings (Proprietary) Limited on 16 July 1997. The agreement was amended on 28 August 1997, 30 September 1997 and 1 October 1998. This agreement sets out the basis upon which Telkom and MD81 merged their respective directory businesses into Trudon and regulates the relationship of Truvo Services South Africa (Proprietary) Limited (formerly Maister Directories (Proprietary) Limited) and Telkom as shareholders in Trudon.
21.6	Agreement for the sale and purchase of the entire issued share capital of Africa Online
This agreement was entered into between The African Lakes Corporation Limited and Telkom on 16 February 2007. This agreement sets out the terms upon which Telkom acquired the entire issued share capital of Africa Online from African Lakes Corporation Limited.
21.7	Share purchase agreement in respect of Multi-Links
This agreement was entered into between Kenston Investments Limited and Telkom International on 15 March 2007. This agreement sets out the terms upon which Telkom acquired 75% of the entire issued share capital of Multi-Links Telecommunications Limited from Kenston Investments Limited. This agreement has been terminated pursuant to the agreement referred to in paragraph 21.12.
21.8	Shareholders’ Agreement in respect of Multi-Links
This agreement was entered into amongst Multi-Links, Telkom International and Kenston Investments Limited on 15 March 2007. This agreement records the basis of the participation of Telkom International and Kenston Investments Limited in Multi-Links and their rights and obligations as shareholders in Multi-Links. This agreement has been terminated pursuant to the agreement referred to in paragraph 21.12 of this circular.
21.9	Heads of agreement in respect of Telkom Media
This agreement was entered into by Telkom, Videovision Home Entertainment (Proprietary) Limited, MSG Afrika Media (Proprietary) Limited and WDB Investment Holdings (Proprietary) Limited on or about 29 August 2006. This agreement sets out the terms upon which the parties intended establishing the company for the purpose of lodging an application with ICASA for a commercial subscription broadcasting licence and established principles to be included in a shareholders agreement in respect of the company.

21.10	Sale of shares and loan account agreement in respect of MWEB Namibia and M-Wireless
This agreement was entered into amongst MIH Holdings Limited, Telkom International and Telkom on 29 October 2008. This agreement sets out the terms upon which Telkom International acquired from MIH Holdings Limited 75% of the entire issued ordinary share capital of MWEB Namibia and 49% of the entire issued ordinary share capital of M-Wireless (Proprietary) Limited and various claims held by MIH Holdings Limited against each of MWEB Namibia and M-Wireless.
21.11	Sale of shares and loan account agreement in respect of MWEB Africa
This agreement was entered into amongst MultiChoice Africa Limited, Telkom International and Telkom on 29 October 2008. This agreement sets out the terms upon which Telkom acquired from MultiChoice Africa Limited the entire issued share capital of MWEB Africa and certain claims held by MultiChoice Africa Limited against the MWEB Africa group.
21.12	Share sale and termination agreement in respect of Multi-Links
This agreement was entered into amongst Kenston Investments Limited, Telkom International, Multi-Links, Cellular One Limited and Chandru Kewalramani on 31 October 2008. This agreement sets out the terms upon which Telkom acquired the remaining 25% of the issued share capital of Multi-Links from Kenston Investments Limited and terminates certain of the transaction documents entered into in respect of the initial acquisition by Telkom International of 75% of the entire issued share capital of Multi-Links.
As set out in paragraph 31, copies of certain material contracts described under paragraphs 21.1 to 21.12 are available for inspection by shareholders. The material contracts which have not been made available are those which Telkom precluded from disclosing due to confidentiality obligations. The descriptions above are qualified in their entirety by the full agreements.
22.	VENDORS OF MATERIAL ASSETS
Save for the acquisitions described under paragraph 21 of this circular, there have been no material assets purchased or acquired by Telkom or by any of its subsidiaries during the three years preceding the date of this circular.
23.	LITIGATION STATEMENT
The directors are not aware of any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the company is aware) which may have, or have during the 12 months preceding the date of this circular, a material effect on Telkom’s financial position after the proposed transaction other than those noted in note 21 to the abridged historical financial information contained in annexure 4 and the summary of material litigation contained in annexure 5.
24.	MATERIAL CHANGES
There have been no material changes to the financial and trading position of Telkom and its subsidiaries during the period from 30 September 2008 to the last practicable date.
25.	WORKING CAPITAL STATEMENT
The directors, having considered the terms and conditions of the proposed transaction are of the opinion that the working capital available to Telkom and its subsidiaries, is sufficient for Telkom’s present requirements, that is, for at least the next 12 months from the date of issue of this circular.
26.	NOTICE OF GENERAL MEETING
A general meeting of shareholders has been convened to be held at 10:00 South African time on Thursday, 26 March 2009 in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, South Africa in order to consider and, if deemed fit, pass, with or without modification, the requisite resolutions necessary to approve and implement the proposed transaction and the resolutions to approve the amendments to Telkom’s articles of association and the Telkom Conditional Share Plan.
In terms of the relevant provisions of the Companies Act and the Listings Requirements, the treasury shares will not be entitled to vote nor will they be voted at the general meeting.

27.	DIRECTORS’ OPINION AND RECOMMENDATION
The directors have considered the terms and conditions of the proposed transaction and are of the opinion that the proposed transaction should ultimately enhance value for Telkom shareholders. Accordingly, the directors are in favour of the proposed transaction and intend to vote, in respect of any Telkom shares held by them at the general meeting, in favour of the resolutions necessary to approve and implement the proposed transaction and amend Telkom’s articles of association.
The directors have considered the proposed amendment to the Telkom Conditional Share Plan and intend to vote, in respect of the Telkom shares held by them, in favour of the resolution necessary to approve the amendment to the Telkom Conditional Share Plan.
Accordingly, the directors recommend that shareholders vote in favour of the foresaid resolutions.
28.	DIRECTORS’ RESPONSIBILITY STATEMENT
The directors, whose names are given in paragraph 19.1 above, collectively and individually, accept full responsibility for the accuracy of the information given in relation to Telkom and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading insofar as it relates to Telkom, and that all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law and the Listings Requirements.
29.	EXPENSES RELATING TO THE PROPOSED TRANSACTION
The company expects to incur costs (including VAT) in relation to the proposed transaction of approximately ZAR204.6 million, comprising:

		(ZAR’000)
29.1	financial advisor fees to J.P. Morgan	132,098
29.2	financial advisor fees to IDG FS	44,033
29.3	legal fees to Werksmans	7,769
29.4	legal fees to Mchunu Koikanyang	2,491
29.5	legal fees to Paul Hastings	1,321
29.6	reporting accountants’ fees to Ernst & Young	855
29.7	tax and consultant fees to various parties	114
29.8	JSE documentation fees relating to this circular	37
29.9	fees to the SRP	200
29.10	fees to STRATE	228
29.11	transfer secretary fees to Computershare	5,651
29.12	printing, publication and mailing costs of this circular and announcements	9,783
30.	CONSENTS
The persons whose details appear in the “Corporate Information and Advisors” section on page 1 of this circular have consented in writing to act in the capacity stated and to their names being stated in this circular and have not withdrawn their consents prior to the publication of this circular. Furthermore, Ernst & Young has consented and has not withdrawn its consent to the issue of this circular containing the independent reporting accountant’s report prepared by them.
31.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection during normal business hours at the registered office of Telkom and the registered office of Werksmans from Monday, 2 March 2009 until Thursday 26 March 2009:
31.1	a signed copy of this circular (available in English only);

31.2	a copy of the pre-listing statement;

31.3	the memorandum and articles of Telkom;

31.4	the service contracts entered into with the directors;

31.5	the written consents of the persons referred to in paragraph 30 of this circular;

31.6	the signed independent reporting accountants’ report on the pro forma financial information and pro forma financial effects contained in this circular;

31.7
the condensed consolidated interim financial statements of Telkom for the six months ended
30 September 2008 and the audited annual financial statements of Telkom for the three years ended 31 March 2008;

31.8	those material contracts which Telkom is not precluded from disclosing due to confidentiality obligations;

31.9	the signed sale of shares agreement;

31.10	the signed transaction implementation agreement;

31.11	the signed use of proceeds agreement;

31.12	the signed regulatory agreement;

31.13	the signed irrevocable undertaking from the SA Government;

31.14	the signed irrevocable undertaking from the Public Investment Corporation;

31.15	the proposed deed of amendment to the Telkom Conditional Share Plan; and

31.16	the Telkom Conditional Share Plan.
Telkom’s latest annual report on Form 20-F for the year ended 31 March 2008, filed with the SEC on 18 July 2008 and amended and re-filed with the SEC on 23 October 2008, the Telkom annual report for the year ended 31 March 2008 and the Vodacom Group’s annual report for the year ended 31 March 2008 are available on Telkom’s website at www.telkom.co.za/ir.
32.	INCORPORATION BY REFERENCE
The SEC allows Telkom to “incorporate by reference” the information it files with them, which means that Telkom can disclose important information to Telkom shareholders and Telkom ADS holders by referring Telkom shareholders and Telkom ADS holders to those documents. The information incorporated by reference is considered to be a part of this circular, and information Telkom files later with the SEC will automatically update and supersede this information. Telkom incorporates herein the documents listed below and all documents Telkom subsequently files with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to 26 March 2009 (the date of the meeting):
•	Telkom’s latest annual report on Form 20-F for the year ended 31 March 2008, filed with the SEC on 18 July 2008; and

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since 31 March 2008.
The public may read and copy any materials Telkom files with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.
Copies of any of the documents incorporated by reference in this circular are available (free of charge) from Telkom (by writing to the address or calling the number stated below), Werksmans, the financial advisors, the transaction sponsor and the transfer secretaries, whose details are set out in the “Corporate Information and Advisors” section on page 1 of this circular.
This circular has been signed in Pretoria on behalf of the directors in terms of powers of attorney granted.
P G Nelson
Director and Chief Financial Officer
2 March 2009
Pretoria
Telkom SA Limited
Private Bag X881
Pretoria
0001
Tel: +27 12 311 2432

Annexure 1
UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR TELKOM FOR THE
FINANCIAL YEAR ENDED 31 MARCH 2008
The unaudited pro forma financial information has been prepared to illustrate the impact of the sale transaction, the special dividend and the unbundling on the reported financial information of Telkom for the financial year ended 31 March 2008 had the sale transaction, the special dividend and the unbundling occurred on 1 April 2007 for income statement purposes and on 31 March 2008 for balance sheet purposes. The pro forma financial information has been prepared for illustrative purposes only and because of its nature, may not fairly present Telkom’s financial position, changes in equity and results of its operations or cash flows. The unaudited pro forma financial information is the responsibility of the directors of Telkom.
The unaudited pro forma financial information has been presented in a manner consistent with both the format and accounting policies adopted by Telkom in the historical financial information for the period ended 30 September 2008, as set out in Annexure 4 to this circular. In quantifying pro forma adjustments, Telkom has applied accounting policies on the same basis as Telkom would normally adopt in preparing its financial statements.
Unaudited pro forma condensed consolidated income statement for the year ended 31 March 2008

			Unaudited
	Unadjusted		pro forma
	Audited		Group
(rands in millions)	1*	2*	March 2008
Operating revenue	56,285	(21,754)	34,531

Other income	534	19,064	19,598
Consolidated operating expenses	(42,337)	15,565	(26,772)

Operating profit	14,482	12,875	27,357

Investment income	197	(27)	170
Finance charges and fair value movements	(1,803)	240	(1,563)

Profit before taxation	12,876	13,088	25,964

Taxation	(4,704)	(303)	(5,007)

Profit for the year	8,172	12,785	20,957

Attributable to:

Equity holders of Telkom	7,975	12,858	20,833
Minority interest	197	(73)	124

	8,172	12,785	20,957

Weighted number of shares	509,595,092
Earnings per share (in cents)	1,565.0	2,523.1	4,088.1
Headline earnings per share (in cents)	1,634.8	(966.2)	668.6

Unaudited pro forma condensed consolidated balance sheet at 31 March 2008

					Unaudited
	Unadjusted				pro forma
	Audited				Group
(rands in millions)	1*	2*	3*	4*	March 2008
ASSETS

Non-current assets	57,763	(12,235)	45,528	—	45,528

Property, plant and equipment	46,815	(9,560)	37,255	—	37,255
Intangible assets	8,468	(2,112)	6,356	—	6,356
Investments	1,448	(122)	1,326	—	1,326
Deferred expenses	221	(167)	54	—	54
Finance lease receivables	206	(46)	160	—	160
Deferred taxation	605	(228)	377	—	377

Current assets	12,609	4,603	17,212	—	17,212

Short-term investments	51	(51)	—	—	—
Inventories	1,287	(318)	969	—	969
Income tax receivable	9	—	9	—	9
Current portion of deferred expenses	362	(362)	—	—	—
Current portion of finance lease receivables	166	(61)	105	—	105
Trade and other receivables	8,986	(3,072)	5,914	—	5,914
Other financial assets	614	(169)	445	—	445
Cash and cash equivalents	1,134	8,636	9,770	—	9,770

Disposal group held for sale assets	—	4,230	4,230	(4,230)	—

Total assets	70,372	(3,402)	66,970	(4,230)	62,740

EQUITY AND LIABILITIES

Equity attributable to equity holders of Telkom	32,815	5,682	38,497	(4,230)	34,267

Share capital and premium	5,208	—	5,208	—	5,208
Treasury shares	(1,638)	—	(1,638)	—	(1,638)
Share-based compensation reserve	643	—	643	—	643
Non-distributable reserves	1,292	(4)	1,288	—	1,288
Retained earnings[5]	27,310	5,686	32,996	(4,230)	28,766

Minority interest	522	(202)	320	—	320

Total equity	33,337	5,480	38,817	(4,230)	34,587

Non-current liabilities	15,104	(2,394)	12,710	—	12,710

Interest-bearing debt	9,403	(1,561)	7,842	—	7,842
Other financial liabilities	919	—	919	—	919
Provisions	1,675	(187)	1,488	—	1,488
Deferred revenue	1,128	(258)	870	—	870
Deferred taxation	1,979	(388)	1,591	—	1,591

Current liabilities	21,931	(6,488)	15,443	—	15,443

Trade and other payables	8,771	(3,072)	5,699	—	5,699
Shareholders for dividend	20	—	20	—	20
Current portion of interest-bearing debt	6,330	(255)	6,075	—	6,075
Current portion of provisions	2,181	(452)	1,729	—	1,729
Current portion of deferred revenue	2,593	(1,115)	1,478	—	1,478
Income tax payable	323	(290)	33	—	33
Other financial liabilities	371	(6)	365	—	365
Credit facilities utilised	1,342	(1,298)	44	—	44

Total liabilities	37,035	(8,882)	28,153	—	28,153

Total equity and liabilities	70,372	(3,402)	66,970	(4,230)	62,740

					Unaudited
	Unadjusted				pro forma
	Audited				Group
(rands in millions)	1*	2*	3*	4*	March 2008
Issued number of shares[6]	499,441,985

Net asset value per share (in cents)	6,570.3	1,137.7	7,708.0	(847.0)	6,861.1

Tangible net asset value per share (in cents)	4,874.8	1,560.6	6,435.4	(847.0)	5,588.4
Reconciliation of pro forma headline earnings for the year ended 31 March 2008

		Unaudited
		pro forma
	Unadjusted	Group
	audited	excluding
	Telkom Group	Vodacom
	including	post the sale
	Vodacom	transaction
(rands in millions)	31 March 2008	31 March 2008

Headline earnings calculation

Basic earnings	7,975	20,833

Profit on disposal of investments	(4)	1

Profit on disposal of property, plant and equipment and intangible assets	(147)	(167)

Impairment of property, plant and equipment and intangible assets	244	229

Write-offs of property, plant and equipment and intangible assets	285	285

Tax effects	(26)	(26)

Minority interest	4	4

Headline earnings	8,331	21,159

Profit on disposal of 15% stake to Vodafone		(19,120)

Tax effects		1,368

Pro forma headline earnings		3,407

Weighted average number of shares		509,595,092
Basic earnings per share (in cents)	1,565.0
Headline earnings per share (in cents)	1,634.8
Pro forma basic earnings per share (in cents)		4,088.1
Pro forma headline earnings per share (in cents)		668.6

Notes:

1*.	Extracted from the audited consolidated Telkom financial statements for the year ended 31 March 2008.

2*.
The removal of Vodacom Group from the results and financial position of the Telkom Group as a result of the sale transaction. These results and the financial position which have been adjusted in column 2 have been extracted from the audited Vodacom Group financial statements for the year ended 31 March 2008. Additional adjustments have been made to adjust for the inter-company eliminations. Vodacom Group was previously proportionately consolidated on a line by line basis. As a result of the sale transaction, Vodacom Group is reflected in column 2 as a 35% held equity investee, classified as held for sale, and is no longer proportionately consolidated on a line by line basis.

Column 2 further reflects the sale proceeds of ZAR22.5 billion and profit on sale of ZAR19.1billion. The profit has been calculated with reference to the cash proceeds of ZAR22.5 billion less the attributable net debt of Vodacom Group at 30 September 2008 relating to the 15% portion of ZAR1.5 billion, as per the sale of shares agreement, less the attributable net asset value of ZAR1.8 billion at 30 September 2008 that has been consolidated by Telkom relating to the 15% portion of Vodacom Group. Telkom believes that the resultant profit which has been determined at 30 September 2008, is the best estimate of the profit on sale of Vodacom Group, based on the most recently published Vodacom interim results. The taxation of ZAR1.4 billion is as a result of the possible CGT relating to the capital profit on the sale transaction. Additional tax of ZAR1.0 billion was raised relating to the STC on the proposed dividend of ZAR9.8 billion.

The cash balance increased by ZAR8.6 billion as a result of the cash proceeds to be received by Telkom from the sale transaction of ZAR20.9 billion less CGT payments of ZAR1.4 billion and STC payment of ZAR1.0 billion and a dividend payment of ZAR9.8 billion. The retained earnings increased by ZAR7.3 billion due to the profit on the sale of ZAR19.1 billion less CGT payments of ZAR1.4 billion and STC payment of ZAR1.0 billion and a dividend payment of ZAR9.8 billion.

Interest was not computed on the sale proceeds as the use of the proceeds will be affected by future events and decisions by Telkom management.

3*.	Column 3 represents the Telkom Group post the sale transaction.

4*.
The removal of the investment in associate and related net asset value as a result of the unbundling of Telkom’s remaining 35% stake in Vodacom Group. There are no expected tax consequences for Telkom as the unbundling qualifies under section 46 of the Income Tax Act.

5.
Retained earnings has been adjusted for the profit on sale of the 15% portion of Vodacom Group, the special dividend and the related potential tax consequences being CGT and STC as well as the unbundling of the 35% equity investment.

6.	The number of shares in issue of 499.4 million reflects the total number of shares in issue of 520.8 million after deducting treasury shares of 21.3 million.

7.
Transaction costs estimated at ZAR147.6 million (net of tax) have not been adjusted in the pro forma financial statements. The incremental impact on basic earnings per share would be a further decrease of 0.7% in respect of the year ended 31 March 2008. The transaction costs would have no impact on headline earnings per share.

Annexure 2
UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR TELKOM FOR THE SIX
MONTHS ENDED 30 SEPTEMBER 2008
The unaudited pro forma financial information has been prepared to illustrate the impact of the sale transaction, the special dividend and the unbundling on the reported financial information of Telkom for the financial period ended 30 September 2008 had the sale transaction, the special dividend and the unbundling occurred on 1 April 2008 for income statement purposes and on 30 September 2008 for balance sheet purposes. The pro forma financial information has been prepared for illustrative purposes only and because of its nature may not fairly present Telkom’s financial position, changes in equity and results of its operations or cash flows. The unaudited pro forma financial information is the responsibility of the directors of Telkom. Results for the six months ended 30 September 2008 are not indicative of the results that may be expected for the entire year.
The unaudited pro forma financial information has been presented in a manner consistent with both the format and accounting policies adopted by Telkom in the historical financial information for the period ended 30 September 2008, as set out in Annexure 4 to this circular. In quantifying pro forma adjustments, Telkom has applied accounting policies on the same basis as Telkom would normally adopt in preparing its financial statements.
Unaudited pro forma condensed consolidated income statement for the six months ended 30 September 2008

			Unaudited
			pro forma
	Unadjusted		Group
	reviewed		September
(rands in millions)	1*	2*	2008
Operating revenue	29,884	(11,833)	18,051

Other income	246	19,088	19,334
Consolidated operating expenses	(23,454)	8,649	(14,805)

Operating profit	6,676	15,904	22,580

Investment income	136	(11)	125
Finance charges and fair value movements	(1,036)	342	(694)

Profit before taxation	5,776	16,235	22,011

Taxation	(2,009)	(1,360)	(3,369)
Loss for the period from disposal	(82)	—	(82)

Profit for the year	3,685	14,875	18,560

Attributable to:

Equity holders of Telkom	3,622	14,916	18,538
Minority interest	63	(41)	22

	3,685	14,875	18,560

Weighted number of shares	500,375,818
Earnings per share (in cents)	723.9	2,980.9	3,704.8
Headline earnings per share (in cents)	745.2	(567.6)	177.6

Unaudited pro forma condensed consolidated balance sheet at 30 September 2008

					Unaudited
					pro forma
	Unadjusted				Group
	Reviewed				September
(rands in millions)	1*	2*	3*	4*	2008
ASSETS

Non-current assets	60,225	(12,929)	47,296	—	47,296

Property, plant and equipment	49,024	(10,114)	38,910	—	38,910
Intangible assets	8,456	(2,164)	6,292	—	6,292
Investments	1,590	(131)	1,459	—	1,459
Deferred expenses	197	(142)	55	—	55
Finance lease receivables	270	(103)	167	—	167
Deferred taxation	688	(275)	413	—	413

Current assets	12,449	4,361	16,810	—	16,810

Short-term investments	56	(56)	—	—	—
Inventories	1,755	(439)	1,316	—	1,316
Income tax receivable	100	(92)	8	—	8
Current portion of deferred expenses	368	(368)	—	—	—
Current portion of finance lease receivables	179	(72)	107	—	107
Trade and other receivables	9,164	(3,296)	5,868	—	5,868
Other financial assets	122	(30)	92	—	92
Cash and cash equivalents	705	8,714	9,419	—	9,419

Disposal group held for sale assets	53	4,230	4,283	(4,230)	53

Total assets	72,727	(4,338)	68,389	(4,230)	64,159

EQUITY AND LIABILITIES

Equity attributable to equity holders of Telkom	33,635	5,800	39,435	(4,230)	35,205

Share capital and premium	5,208	—	5,208	—	5,208
Treasury shares	(1,522)	—	(1,522)	—	(1,522)
Share-based compensation reserve	938	—	938	—	938
Non-distributable reserves	1,341	(45)	1,296	—	1,296
Retained earnings[5]	27,670	5,845	33,515	(4,230)	29,285

Minority interest	578	(262)	316	—	316

Total equity	34,213	5,538	39,751	(4,230)	35,521

Non-current liabilities	15,739	(1,633)	14,106	—	14,106

Interest-bearing debt	10,692	(779)	9,913	—	9,913
Provisions	1,846	(182)	1,664	—	1,664
Deferred revenue	1,141	(226)	915	—	915
Deferred taxation	2,060	(446)	1,614	—	1,614

Current liabilities	22,715	(8,243)	14,472	—	14,472

Trade and other payables	8,117	(3,862)	4,255	—	4,255
Shareholders for dividend	24	—	24	—	24
Current portion of interest-bearing debt	6,767	(992)	5,775	—	5,775
Current portion of provisions	1,762	(284)	1,478	—	1,478
Current portion of deferred revenue	2,580	(1,142)	1,438	—	1,438
Income tax payable	475	(262)	213	—	213
Other financial liabilities	1,108	(19)	1,089	—	1,089
Credit facilities utilised	1,882	(1,682)	200	—	200

Disposal group held for sale liabilities	60	—	60	—	60

Total liabilities	38,514	(9,876)	28,638	—	28,638

Total equity and liabilities	72,727	(4,338)	68,389	(4,230)	64,159

Reconciliation of pro forma headline earnings for the six months ended 30 September 2008

					Unaudited
					pro forma
	Unadjusted				Group
	Reviewed				September
(rands in millions)	1*	2*	3*	4*	2008
Issued number of shares[6]	500,941,031
Net asset value per share (in cents)	6,714.4	1,157.7	7,872.1	(844.4)	7,027.7
Tangible net asset value per share (in cents)	5,026.3	1,589.7	6,616.0	(844.4)	5,771.6
Reconciliation of pro forma headline earnings for the six months ended 30 September 2008

		Unaudited
		pro forma
	Unadjusted	Group
	reviewed	excluding
	Telkom Group	Vodacom
	including	post the sale
	Vodacom	transaction
	30 September	30 September
(rands in millions)	2008	2008
Headline earnings calculation

Basic earnings	3,622	18,538

Profit on disposal of investments	—	—

Profit on disposal of property, plant and equipment and intangible assets	(7)	(4)

Impairment of property, plant and equipment and intangible assets	45	35

Write-offs of property, plant and equipment and intangible assets	87	87

Tax effects	(18)	(17)

Headline earnings	3,729	18,639

Profit on disposal of 15% stake to Vodafone		(19,120)

Tax effects		1,368

Pro forma headline earnings per share		887

Weighted average number of shares		500,375,818
Basic earnings per share (in cents)	723.9
Headline earnings per share (in cents)	745.2
Pro forma basic earnings per share (in cents)		3,704.8
Pro forma headline earnings per share (in cents)		177.6

Notes:

1*.	Extracted from the reviewed condensed consolidated Telkom financial statements for the period ended 30 September 2008.

2*.
Removal of Vodacom Group from the results and financial position of the Telkom Group as a result of the sale transaction. These results and the financial position which have been adjusted in column 2 have been extracted from the reviewed Vodacom Group financial statements for the period ended 30 September 2008. Additional adjustments have been made to adjust for the inter-company eliminations. Vodacom Group was previously proportionately consolidated on a line by line basis. As a result of the sale transaction, Vodacom Group is reflected in column 2 as a 35% held equity investee, classified as held for sale, and is no longer proportionately consolidated on a line by line basis.

Column 2 further reflects the sale proceeds of ZAR22.5 billion and profit on sale of ZAR19.1 billion. The profit has been calculated with reference to the cash proceeds of ZAR22.5 billion less the attributable net debt of Vodacom Group at 30 September 2008 relating to the 15% portion of ZAR1.5 billion, as per the sale agreement, less the attributable net asset value of ZAR1.8 billion at 30 September 2008 that has been consolidated by Telkom relating to the 15% portion of Vodacom Group. Telkom believes that the resultant profit which has been determined at 30 September 2008, is the best estimate of the profit on sale of Vodacom Group, based on the most recently published Vodacom interim results. The taxation of ZAR1.4 billion is as a result of the possible CGT relating to the capital profit on the sale transaction. Additional tax of ZAR1.0 billion was raised relating to the STC on the proposed dividend of ZAR9.8 billion.

The cash balance increased by ZAR10.1 billion as a result of the cash proceeds to be received by Telkom from the sale transaction of ZAR20.9 billion less CGT payments of ZAR1.4 billion and STC payment of ZAR1.0 billion and a dividend payment of ZAR9.8 billion. The retained earnings increased by ZAR7.3 billion due to the profit on the sale of ZAR19.1 billion less CGT payments of ZAR1.4 billion and STC payment of ZAR1.0 billion and a dividend payment of ZAR9.8 billion.

Interest was not computed on the sale proceeds as the use of the proceeds will be affected by future events and decisions by management.

3*.	Column 3 represents the Telkom Group post the sale transaction.

4*.
The removal of the investment in associate and related net asset value as a result of the unbundling of Telkom’s remaining 35% stake in Vodacom Group. There are no expected tax consequences for Telkom as the unbundling qualifies under section 46 of the Income Tax Act.

5.
Retained earnings has been adjusted for the profit on sale of the 15% portion of Vodacom Group, the special dividend and the related potential tax consequences being CGT and STC as well as the unbundling of the 35% equity investment.

6.	The number of shares in issue of 500.9 million reflects the total number of shares in issue of 520.8 million after deducting treasury shares of 19.9 million.

7.
Transaction costs estimated at ZAR147.6 million (net of tax) have not been adjusted in the pro forma financial statements. The incremental impact on basic earnings per share would be a further decrease of 0.8% in respect of the six months ended 30 September 2008. The transaction costs would have no impact on headline earnings per share.

Annexure 3
INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE
PRO FORMA FINANCIAL INFORMATION OF TELKOM FOR THE YEAR ENDED
31 MARCH 2008 AND THE SIX MONTHS ENDED 30 SEPTEMBER 2008
“The Directors
Telkom SA Limited
Telkom Towers North
152 Proes Street
Pretoria, 0002
INTRODUCTION
We have performed our limited assurance engagement in respect of the pro forma financial information set out in Annexure 1 and 2 of the circular dated 2 March 2009 issued in connection with the sale, dividend distribution and unbundling of Telkom’s interest in the Vodacom Group (Proprietary) Limited (‘Vodacom’) that is the subject of this circular of Telkom SA Limited (‘Telkom’). The pro forma financial information has been prepared in accordance with the requirements of the JSE Limited (‘JSE’) Listings Requirements, for illustrative purposes only, to provide information about how the sale, dividend distribution and unbundling of Telkom’s interest in Vodacom might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.
DIRECTORS’ RESPONSIBILITY
The directors are responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Telkom; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the JSE Listings Requirements.
REPORTING ACCOUNTANTS’ RESPONSIBILITY
Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the circular to Telkom shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by SAICA.
This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
SOURCES OF INFORMATION AND WORK PERFORMED
Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of Telkom, the issuer, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Telkom and other information from various public, financial and industry sources. While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.
In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.
CONCLUSION
Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the sections 8.17 and 8.30 of the JSE Listings Requirements:
•	the pro forma financial information has not been properly compiled on the basis stated,
•	such basis is inconsistent with the accounting policies of Telkom, and
•	the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed
Roger Hillen
 Director
Ernst & Young Inc.
 Registered Auditor
Pretoria
Republic of South Africa
20 February 2009”

Annexure 4
ABRIDGED HISTORICAL FINANCIAL INFORMATION FOR TELKOM FOR THE SIX
MONTHS ENDED 30 SEPTEMBER 2008
Financial extracts from the Telkom’s interim results for the six months ended September 30, 2008 are set out below. These extracts were extracted, without adjustment, from Telkom’s interim results announcement.
Consolidated interim income statement
for the six months ended September 30, 2008

			Reviewed*	Reviewed
		Audited*	six months	six months
		year-ended	ended	ended
		March 31,	September 30,	September 30,
		2008	2007	2008
	Notes	Rm	Rm	Rm
Total revenue	3.1	56,851	27,538	30,261

Operating revenue	3.2	56,271	27,227	29,884
Other income		534	204	246
Operating expenses		42,186	20,067	23,454
Employee expenses	4.1	9,131	4,295	5,087
Payments to other operators	4.2	9,169	4,220	4,972
Selling, general and administrative expenses	4.3	14,382	6,908	8,302
Service fees	4.4	2,552	1,252	1,310
Operating leases	4.5	828	491	477
Depreciation, amortisation, impairment and write-offs	4.6	6,124	2,901	3,306

Operating profit		14,619	7,364	6,676

Investment income		197	130	136

Finance charges and fair value movement		1,797	972	1,036
Interest		1,879	867	1,258
Foreign exchange and fair value movement		(82)	105	(222)

Profit before taxation		13,019	6,522	5,776
Taxation	5	4,705	2,678	2,009
Loss for the period from disposal group	14	142	51	82
Profit for the year/period		8,172	3,793	3,685

Attributable to:

Equity holders of Telkom		7,975	3,700	3,622
Minority interest		197	93	63

		8,172	3,793	3,685

Basic earnings per share (cents)	7	1,565.0	724.3	723.9
Diluted earnings per share (cents)	7	1,546.9	719.5	716.1
Dividend per share (cents)	7	1,100.0	1,100.0	660.0

*	The amounts have been adjusted to disclose the effect of disposal group held for sale as disclosed in note 14.

Consolidated balance sheet
at September 30, 2008

		Audited	Reviewed	Reviewed
		year-ended	six months ended	six months ended
		March 31, 2008	September 30, 2007	September 30, 2008
	Notes	Rm	Rm	Rm
ASSETS

Non-current assets		57,744	52,231	60,225

Property, plant and equipment	9	46,815	42,743	49,024
Intangible assets	10	8,451	7,391	8,456
Investments		1,448	1,425	1,590
Deferred expenses		221	248	197
Finance lease receivables		206	172	270
Deferred taxation	11	603	252	688

Current assets		12,586	11,310	12,449

Short-term investments		51	79	56
Inventories	12	1,287	1,541	1,755
Income tax receivable		9	18	100
Current portion of deferred expenses		362	324	368
Current portion of finance lease receivables		166	121	179
Trade and other receivables		8,969	8,235	9,164
Other financial assets		614	214	122
Cash and cash equivalents	13	1,128	778	705

Disposal group held for sale — assets	14	42	54	53

Total assets		70,372	63,595	72,727

EQUITY AND LIABILITIES

Equity attributable to equity holders of Telkom		32,815	29,106	33,635

Share capital and premium	15	5,208	5,329	5,208
Treasury shares	16	(1,638)	(1,638)	(1,522)
Share-based compensation reserve	17	643	147	938
Non-distributable reserves		1,292	712	1,341
Retained earnings		27,310	24,556	27,670

Minority interest		522	469	578

Total equity		33,337	29,575	34,213

Non-current liabilities		15,081	9,838	15,739

Interest-bearing debt	18	9,395	4,501	10,692
Other financial liabilities		919	707	—
Provisions		1,660	1,551	1,846
Deferred revenue		1,128	1,053	1,141
Deferred taxation	11	1,979	2,026	2,060

Current liabilities		21,873	24,167	22,715

Trade and other payables		8,740	6,720	8,117
Shareholders for dividend	6	20	21	24
Current portion of interest-bearing debt	18	6,330	10,962	6,767
Current portion of provisions		2,154	1,586	1,762
Current portion of deferred revenue		2,593	2,202	2,580
Income tax payable		323	122	475
Other financial liabilities		371	251	1,108
Credit facilities utilised	13	1,342	2,303	1,882

Disposal group held for sale — liabilities	14	81	15	60

Total liabilities		37,035	34,020	38,514

Total equity and liabilities		70,372	63,595	72,727

Consolidated statement of changes in equity
at September 30, 2008

				Share-
				based	Non-
				compen-	distri-
		Share	Treasury	sation	butable	Retained		Minority	Total
		capital	shares	reserve	reserves	earnings	Total	interest	equity
	Notes	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at April 1, 2007		5,329	(1,774)	257	1,413	26,499	31,724	284	32,008

Total recognised income and expense					(56)	3,700	3,644	87	3,731

Profit for the period						3,700	3,700	93	3,793
Foreign currency translation reserve (net of tax of R2 million)					(56)		(56)	(6)	(62)

Dividend declared	6					(5,627)	(5,627)	—	(5,627)

Transfer to non-distributable reserves					16	(16)	—	—	—

Increase in share-based compensation reserve	17			26			26		26

Shares vested and re-issued	16,17		136	(136)			—		—

Acquisition of subsidiaries and minorities							—	98	98

Minority put option	19				(661)		(661)		(661)

Balance at September 30, 2007		5,329	(1,638)	147	712	24,556	29,106	469	29,575

Balance at April 1, 2007		5,329	(1,774)	257	1,413	26,499	31,724	284	32,008

Total recognised income and expense					529	7,975	8,504	226	8,730

Profit for the year						7,975	7,975	197	8,172

Revaluation of available-for-sale (net of tax of R1 million)					8		8		8

Foreign currency translation reserve (net of tax of R6 million)					521		521	29	550

Dividend declared	6					(5,627)	(5,627)	(65)	(5,692)

Transfer to non-distributable reserves					11	(11)	—		—

Increase in share-based compensation reserve	17			522			522		522

Shares vested and re-issued	16,17		136	(136)			—		—

Acquisition of subsidiaries and minorities							—	77	77

Shares bought back and cancelled		(121)				(1,526)	(1,647)		(1,647)

Minority put option	19				(661)		(661)		(661)

Balance at March 31, 2008		5,208	(1,638)	643	1,292	27,310	32,815	522	33,337

Total recognised income and expense					63	3,622	3,685	82	3,767

Profit for the period						3,622	3,622	63	3,685

Foreign currency translation reserve (net of tax of R2 million)					63		63	19	82

Dividend declared	6					(3,306)	(3,306)	(26)	(3,332)

Transfer from non-distributable reserves					(14)	14	—		—

Reversal of at acquisition contingent liability						30	30		30

Increase in share-based compensation reserve	17			411			411		411

Shares vested and re-issued	16,17		116	(116)				—	—

Balance at September 30, 2008		5,208	(1,522)	938	1,341	27,670	33,635	578	34,213

Consolidated cash flow statement
at September 30, 2008

			Reviewed	Reviewed
		Audited	six months	six months
		year-ended	ended	ended
		March 31,	September 30,	September 30,
		2008	2007	2008
		Rm	Rm	Rm
Cash flows from operating activities		10,603	683	3,033

Cash receipts from customers		55,627	27,048	29,710
Cash paid to suppliers and employees		(34,371)	(18,735)	(21,360)

Cash generated from operations		21,256	8,313	8,350
Interest received		433	251	299
Finance charges paid		(1,077)	(128)	(337)
Taxation paid		(4,277)	(2,041)	(1,951)

Cash generated from operations before dividend paid		16,335	6,395	6,361
Dividend paid	6	(5,732)	(5,712)	(3,328)

Cash flows from investing activities		(14,106)	(7,028)	(5,262)

Proceeds on disposal of property, plant and equipment and intangible assets		169	33	23
Proceeds on disposal of investment		8	8	—
Additions to property, plant and equipment and intangible assets		(11,657)	(4,533)	(5,131)
Acquisition of subsidiaries and minorities		(2,462)	(2,480)	—
Additions to other investments		(164)	(56)	(154)

Cash flows from financing activities		2,943	4,520	1,254

Loans raised		23,877	13,194	10,105
Loans repaid		(19,315)	(8,694)	(9,127)
Shares bought back and cancelled		(1,647)	—	—
Finance lease capital repaid		(61)	(26)	(14)
Decrease in net financial assets		89	46	290

Net decrease in cash and cash equivalents		(560)	(1,825)	(975)

Net cash and cash equivalents at beginning of year		308	308	(208)
Effect of foreign exchange rate differences		44	(8)	6

Net cash and cash equivalents at end of year/period	13	(208)	(1,525)	(1,177)

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2008
1.	CORPORATE INFORMATION

Telkom SA Limited (‘Telkom’) is a company incorporated and domiciled in the Republic of South Africa (‘South Africa’) whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures (‘the Group’) is to supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited (‘Vodacom’) in South Africa and certain other African countries. The Group’s services and products include:

•
fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;

•
fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed to-mobile, international outgoing and international voice-over-internet protocol traffic services;

•
interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;

•
fixed-line data services, including domestic and international data transmission services, such as point-to point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services;

•	e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;

•
directory services, through our TDS Directory Operations Group, wireless data services, through our Swiftnet (Proprietary) Limited subsidiary, internet services outside South Africa, through our Africa Online Limited subsidiary and information, communication and telecommunication operating services in Nigeria, through Multi-Links Telecommunications Limited subsidiary; and

•	mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom.
The condensed consolidated interim financial statements of the Group for the six months ended September 30, 2008 were authorised for issue in accordance with a resolution of the directors on November 14, 2008.
2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES
2.1	Basis of preparation
The condensed consolidated interim financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the South African Companies Act,1973.
The condensed consolidated interim financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at grant date fair value. The results of the interim period are not necessarily indicative of the results for the entire year, and these reviewed financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2008.
The preparation of condensed consolidated interim financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results may differ from those estimates.

2.2	Significant accounting policies

The Group’s significant accounting policies and methods of computation are consistent with those applied in the previous financial year except for the following:
•	the Group has adopted IFRIC12 service concession arrangements

•	the Group has adopted IFRIC14 the limit on a defined benefit asset, minimum funding requirements and their interaction.
IFRIC12 Service Concession Arrangements
The interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation defines service concession arrangements as arrangements whereby a government or other body grants contracts for the supply of public services such as roads, energy distributions, prisons or hospitals to private operators. The interpretation draws a distinction between two types of service concession arrangements (1) where the operator receives a financial asset, specifically an unconditional right to receive cash or another financial asset from the government in return for constructing or upgrading the public sector asset, and (2) where the operator receives an intangible asset; a right to charge for the use of the public sector asset that it constructs or upgrades.
The operator measures both the financial asset and the intangible asset at fair value. The operator of a service concession arrangement measures revenue in accordance with IAS11 and IAS18 for the service it performs.
The adoption of the interpretation does not have an impact on the Group’s financial statements.
IFRIC14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
The interpretation is effective for annual periods beginning on or after January 1, 2008 and addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS19 on the measurement of the defined benefit asset. When determining the limit on a defined benefit asset in accordance with IAS19.58, the interpretation requires an entity to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan. The interpretation states that the employer only needs to have an unconditional right to use the surplus at some point during the life of the plan or on its wind up in order for a surplus to be recognised. The Telkom Pension fund meets the interpretation criteria for recognition of the asset, since it has an unconditional right to use the surplus.
The adoption of the interpretation does not have an impact on the Group’s financial statements since the Group has always recognised an asset.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
3. REVENUE**

3.1 Total revenue	56,851	27,538	30,261

Operating revenue	56,271	27,227	29,884
Other income (excluding profit on disposal of property, plant and equipment and investments)	383	181	241
Investment income	197	130	136

3.2 Operating revenue	56,271	27,227	29,884

Fixed-line	32,572	16,108	16,565
Mobile	24,089	11,407	13,008
Other	1,993	902	1,517
Disposal group held for sale	(14)	—	(11)
Eliminations	(2,369)	(1,190)	(1,195)

Fixed-line	32,572	16,108	16,565

Subscriptions, connections and other usage	6,330	3,118	3,233
Traffic	15,950	8,077	7,833

Domestic (local and long distance)	6,328	3,344	2,929
Fixed-to-mobile	7,557	3,794	3,803
International (outgoing)	986	498	481
Subscription based calling plans*	1,079	441	620

Interconnection	1,757	833	956
Data	8,308	3,975	4,459
Sundry revenue	227	105	84

*
At March 31, 2008 the Group reclassified calling plans from domestic traffic into a separate revenue line item, to disclose revenue earned from subscription based calling plans. The September 30, 2007 amounts for fixed-line have been reclassified accordingly.

**	Refer to note 14 for Disposal group held for sale.

4. OPERATING EXPENSES**

Operating expenses comprise:

4.1 Employee expenses	9,131	4,295	5,087

Salaries and wages	7,115	3,577	3,752
Medical aid contributions	416	203	212
Retirement contributions	593	297	354
Post-retirement benefits	310	154	262
Share-based compensation expense (refer to note 17)	522	26	411
Other benefits	976	420	445
Employee expenses capitalised	(801)	(382)	(349)

Other benefits

Other benefits include skills development, annual leave, performance incentive and service bonuses.

4.2 Payments to other operators	9,169	4,220	4,972

Payments to other network operators consist of expenses in respect of interconnection with other network operators.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
4.3 Selling, general and administrative expenses	14,382	6,908	8,302

Selling and administrative expenses	10,327	4,862	6,069
Maintenance	2,508	1,300	1,349
Marketing	1,247	638	729
Bad debts	300	108	155

4.4 Service fees	2,552	1,252	1,310

Facilities and property management	1,228	610	617
Consultancy services	273	117	124
Security and other	982	506	552
Auditors’ remuneration	69	19	17

4.5 Operating leases	828	491	477

Land and buildings	162	166	109
Transmission and data lines	187	63	123
Equipment	48	28	19
Vehicles	431	234	226

4.6 Depreciation, amortisation, impairment and write-offs	6,124	2,901	3,306

Depreciation of property, plant and equipment	4,853	2,377	2,747
Amortisation of intangible assets	742	368	427
Impairment of property, plant and equipment and intangible assets	244	89	45
Reversal of impairment of property, plant and equipment	—	(9)	—
Write-offs of property, plant and equipment and intangible assets	285	76	87

Due to the competitive and economic environment in which VM, S.A.R.L operates in Mozambique and the delays in fully implementing the expansion strategy in Africa Online Limited, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of VM was based on the fair value less cost of disposal and the recoverable amount of Africa Online was based on value in use. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The prior year reversal of the impairment loss related to an increase in the fair value of infrastructure assets due to exchange rate fluctuations.

**	Refer to note 14 for Disposal group held for sale.

5 . TAXATION**	4,705	2,678	2,009

South African normal company taxation	3,757	1,681	1,577
Deferred taxation	219	617	(13)
Secondary Taxation on Companies (‘STC’)	678	363	313
Foreign taxation	51	17	132
The decrease in deferred taxation and STC was mainly due to the lower dividend declared which resulted in a lower STC charge.

**	Refer to note 14 for Disposal group held for sale.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
6. DIVIDEND PAID	(5,732)	(5,712)	(3,328)

Dividends payable at beginning of year	(15)	(15)	(20)
Declared during the year/period:

Dividends on ordinary shares	(5,627)	(5,627)	(3,306)

Final dividend for 2007: 600 cents	(3,069)	(3,069)	—
Special dividend for 2007: 500 cents	(2,558)	(2,558)	—
Final dividend for 2008: 660 cents	—	—	(3,306)

Dividends paid to minority shareholders	(110)	(91)	(26)
Dividends payable at end of year/period	20	21	24

7. EARNINGS AND DIVIDEND PER SHARE

Basic earnings per share (cents)	1,565.0	724.3	723.9

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the period of R3,622 million (September 30, 2007: R3,700 million; March 31, 2008: R7,975 million) and 500,375,818 (September 30, 2007: 510,865,276; March 31, 2008: 509,595,092) weighted average number of ordinary shares in issue.

Diluted earnings per share (cents)	1,546.9	719.5	716.1

The calculation of diluted earnings per share is based on earnings for the year of R3,622 million (September 30, 2007: R3,700 million; March 31, 2008: R7,975 million) and 505,773,827 diluted weighted average number of ordinary shares (September 30, 2007: 514,222,319; March 31, 2008: 515,541,966). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)*	1,634.8	742.3	745.2

The calculation of headline earnings per share is based on headline earnings of R3,729 million (September 30, 2007: R3,792 million; March 31, 2008: R8,331 million) and 500,375,818 (September 30, 2007: 510,865,276; March 31, 2008: 509,595,092) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)*	1,616.0	737.4	737.3

The calculation of diluted headline earnings per share is based on headline earnings of R3,729 million (September 30, 2007: R3,792 million; March 31, 2008: R8,331 million) and 505,773,827 (September 30, 2007: 514,222,319; March 31, 2008: 515,541,966) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
Reconciliation of weighted average number of ordinary shares:

Ordinary shares in issue (refer to note 15)	532,855,530	532,855,530	520,784,186
Weighted average number of shares bought back	(1,594,241)	—	—
Weighted average number of treasury shares	(21,666,197)	(21,990,254)	(20,408,368)

Weighted average number of shares outstanding	509,595,092	510,865,276	500,375,818

Reconciliation between earnings and headline earnings:

Earnings as reported	7,975	3,700	3,622

Adjustments:
Profit on disposal of investment	(4)	(4)	—
Profit on disposal of property, plant and equipment and intangible assets	(147)	(19)	(7)
Impairment of property, plant and equipment and intangible assets	244	89	45
Reversal of impairment of property, plant and equipment	—	(9)	—
Write-offs of property, plant and equipment	285	76	87
Tax effects	(26)	(41)	(18)
Minority interest	4	—	—

Headline earnings	8,331	3,792	3,729

Reconciliation of diluted weighted average number of ordinary shares:

Weighted average number of shares outstanding	509,595,090	510,865,276	500,375,818
Expected future vesting of shares	5,946,876	3,357,043	5,398,009

Diluted weighted average number of shares outstanding	515,541,966	514,222,319	505,773,827

Dividend per share (cents)	1,100.0	1,100.0	660.0

The calculation of dividend per share is based on dividends of R3,306 million (September 30, 2007: R5,627 million; March 31, 2008: R5,627 million) and 500,941,029 (September 30, 2007: 511,513,237; March 31, 2008: 511,513,237) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

*
The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. It has been calculated in accordance with the South African Institute of Chartered Accountants’ circular issued in this regard.

8. NET ASSET VALUE PER SHARE (CENTS)	6,570.3	5,690.2	6,721.9

The calculation of net asset value per share is based on net assets of R33,635 million (September 30, 2007: R29,106 million; March 31, 2008: R32,815 million) and 500,375,818 (September 30, 2007: 511,513,237; March 31, 2008: 499,441,985) number of ordinary shares outstanding.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
9. PROPERTY, PLANT AND EQUIPMENT

Additions	10,108	3,580	5,585
Disposals	(122)	(19)	(57)

A major portion of this capital expenditure relates to the expansion of existing networks and services across the Telkom Group. An extensive build program with focus on Next Generation Network technologies at Telkom has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.

Included in additions for Telkom is an amount of R178 million (September 30, 2007: R26 million; March 31, 2008: R31 million) that refers to finance leases and site restoration costs.

10. INTANGIBLE ASSETS

Additions	3,720	2,820	587

Included in additions for September 30, 2007 and March 31, 2008 are intangibles relating to business combinations.
There were no disposals of intangible assets during the six months ended September 30, 2008 and 2007 and the year ended March 31, 2008.

11. DEFERRED TAXATION	(1,376)	(1,774)	(1,372)

Deferred tax assets	603	252	688
Deferred tax liabilities	(1,979)	(2,026)	(2,060)

Unutilised Secondary Taxation on Companies (‘STC’) credits	1,830	265	1,603

The deferred tax asset represents STC credits on past dividends received that are available to be utilised against dividends declared. The tax asset will be utilised when dividends are declared.

12. INVENTORIES	1,287	1,541	1,755

Gross inventories	1,535	1,732	2,007
Write-down of inventories to net realisable value	(248)	(191)	(252)
The increase of inventory levels since March 2008 was mainly due to the roll-out of the Next Generation Network, a higher demand on Telkom internet products and an increase in cable stock.
The increase in merchandise in the current period is due to the accelerated acquisition of merchandise to limit the Group’s exposure to foreign currency fluctuations.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
13. NET CASH AND CASH EQUIVALENTS	(208)	(1,525)	(1,177)

Cash shown as current assets	1,134	778	705

Cash and bank balances	664	778	685
Short-term deposits	470	—	21

Credit facilities utilised	(1,342)	(2,303)	(1,882)

Disposal group held for sale — Telkom Media included above	6	—	1

Undrawn borrowing facilities	7,565	7,864	6,819
The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity. At September 30, 2008 R3,000 million of these undrawn facilities were committed by Telkom.
Borrowing powers
To borrow money, the directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright as a security or debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan as well as the conditions and covenants of the Bridge Loan facility.

14. DISPOSAL GROUP HELD FOR SALE

The assets and liabilities for Telkom Media have been presented as held for sale following a decision made by the Telkom board in March 2008 to substantially reduce its investment in Telkom Media.

Subsequent to period end, interest was expressed in the discontinued operation from a third party. Terms are currently being negotiated.

The results of discontinued operations, and the result recognised on the re-measurement of assets or disposal group is as follows:

Revenue	14	—	11
Expenses	(157)	(51)	(93)

Loss before taxation of disposal group held for sale	(143)	(51)	(82)
Taxation	1	—	—

Loss after taxation of disposal group held for sale	(142)	(51)	(82)

The net cash flows attributable to the operating, investing and financing activities of disposal group

Operating cash flows	(95)	(34)	(89)
Investing cash flows	(218)	(41)	(31)
Financing cash flows	319	75	116

Total cash flows	6	—	(4)

Assets	42	54	53
Liabilities	81	15	60

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
15. SHARE CAPITAL AND PREMIUM

Issued and fully paid	5,208	5,329	5,208

520,784,184 (September 30, 2007: 532,855,528; March 31, 2008: 520,784,184) ordinary shares of R10 each	5,208	5,329	5,208

1 (September 30, 2007: 1; March 31, 2008: 1) Class A ordinary share of R10	—	—	—

1 (September 30, 2007: 1; March 31, 2008: 1) Class B ordinary share of R10	—	—	—
The following table illustrates the movement within the number of shares issued:

	Number	Number	Number
	of shares	of shares	of shares
Shares in issue at beginning of year/period	532,855,530	532,855,530	520,784,186
Shares bought back and cancelled	(12,071,344)	—	—

Shares in issue at end of year/period	520,784,186	532,855,530	520,784,186

The rights of class A and class B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary class A and class B shares are documented in the Articles of Association of Telkom.
The directors have been given authority to buy back Telkom’s own shares up to a limit of 20% of the issued share capital as at September 22, 2008. This authority expires at the next Annual General Meeting.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
16. TREASURY SHARES	(1,638)	(1,638)	(1,522)
At September 30, 2008 8,994,097 (September 30, 2007: 10,493,233; March 31, 2008: 10,493,141) and 10,849,058 (September 30, 2007: 10,849,058; March 31, 2008: 10,849,058) ordinary shares in Telkom, with a fair value of R945 million (September 30, 2007: R1,821 million; March 31, 2008: R1,377 million) and R1,140 million (September 30, 2007: R1,882 million; March 31, 2008: R1,423 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.
The shares held by Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (‘TCSP’).
The reduction in the number of treasury shares is due to 1,499,044 (September 30, 2007: 1,743,783; March 31, 2008: 1,743,875) shares that vested in terms of the TCSP during the six months ended September 30, 2008.
17. SHARE-BASED COMPENSATION RESERVE
This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan.
No consideration is payable on the shares issued to employees, but performance criteria will have to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
The following table illustrates the movement within the Share-based compensation reserve:

Balance at beginning of year/period	257	257	643
Net increase/(decrease) in equity	386	(110)	295

Employee cost*	522	26	411
Vesting and transfer of shares	(136)	(136)	(116)

Balance at end of year/period	643	147	938

*	The increase in the employee cost for the current period is mainly due to the additional shares allocated in September 2007 and the change in assumptions as revised below.

The principal assumptions used in calculating the expected number of shares that will vest are as follows:

Employee turnover (%)	5	5	5

Meeting specified performance criteria — 2009 vesting (%)	100	50	100

Meeting specified performance criteria — all remaining vesting (%)	100	100	100
At September 30, 2008 the estimated total compensation expense to be recognised over the vesting period was R2,151 million (September 30, 2007: R2,095 million; March 31, 2008: R2,151 million), of which R411 million (September 30, 2007: R26 million; March 31, 2008: R522 million) was recognised in employee expenses for the six months ended September 30, 2008.

18. INTEREST-BEARING DEBT**

Non-current portion of interest-bearing debt	9,395	4,501	10,692

Local debt	6,875	2,457	8,419
Foreign debt	1,433	923	746
Finance leases	1,087	1,121	1,527

Current portion of interest-bearing debt	6,330	10,962	6,767

Local debt	6,001	10,718	5,684
Foreign debt	202	167	970
Finance leases	127	77	113
Movements in borrowings for the period are as follows:
Repayments/refinancing
The Company issued new local bonds, the TL12 and TL15 with a nominal value of R1,060 million and R1,160 million respectively as well as Money Market Term Borrowings of R3,000 million during the period under review. Commercial Paper Bills with a nominal value of R6,316 million were issued and Commercial Paper debt with a nominal value of R6,684 million were repaid during the period under review. Included in the current portion at September 30, 2007 was a amount of R4,500 million relating to the TK01 which was repaid on March 31, 2008.
The R6,767 million current portion of debt as at September 30, 2008 is expected to be repaid/refinanced from cash flow from operations and the issue of new debt instruments upon maturity.
Management believes that sufficient funding facilities will be available at the date of repayment/ refinancing.

**	Amounts net of Disposal group held for sale.

19.	FINANCIAL LIABILITIES
19.1	Congolese Wireless Network s.p.r.l. put option

In terms of a shareholder agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l., has a put option which came into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. The option price will be the fair market value of the related shares at the date the put option is exercised. The option liability’s value is R328 million (Group share: R164 million) (September 30, 2007: R337 million; March 31, 2008: R396 million (Group share: September 30, 2007: R169 million; March 31, 2008: R198 million)). The financial liability has been classified as current.

19.2	Multi-Links put option

In terms of the sale agreement signed on May 1, 2007 between Telkom and the previous shareholders of Multi-Links, the minorities have been granted a put option that requires Telkom to purchase all of the minorities’ shares in Multi-Links, if the minorities put their shares to Telkom. The put option is exercisable within 90 days of the second anniversary of signing the sales agreement. A liability of R773 million (March 31, 2008; R919 million) has been recognised in this regard. R661 million was initially recognised directly in equity. The financial liability has been classified as current.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
20. COMMITMENTS

Capital commitments

Capital commitments authorised	15,198	9,440	14,600

Fixed-line	7,000	4,480	5,162
Mobile	5,211	3,516	3,987
Other	2,987	1,444	5,451

Commitments against authorised capital expenditure	3,504	2,875	7,015

Fixed-line	652	1,482	1,127
Mobile	800	918	1,328
Other	2,052	475	4,560

Authorised capital expenditure not yet contracted	11,694	6,565	7,585

Fixed-line	6,348	2,998	4,035
Mobile	4,411	2,598	2,660
Other	935	969	890
Capital commitments comprise of commitments for property, plant and equipment and intangible assets.
Management expects these commitments to be financed from internally generated cash and other borrowings.
2010 FIFA World Cup Commitments
The FIFA World Cup commitment is an executory contract which requires the Group to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services. Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa. The total value of the commitment for the period ended September 30, 2008 amounted to USD35 million.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
21. CONTINGENCIES

Third parties	27	40	26

Fixed-line	18	18	18
Mobile	4	17	3
Other	5	5	5
Third parties
These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.5% per year which was subsequently increased to USD172 million plus interest at a rate of 15.5% per year for money outstanding and damages.
The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (IDRC). The first hearing was held in London on May 21, 2007 and was a ‘directions hearing’ in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing.
In the second hearing in London at the IDRC on June 25 and 26, 2007 the arbitrator set out a list of issues for determination at the quantum hearing.
At a subsequent hearing during July 2007 in London the arbitrator ruled that the rate in terms of the Prescribed Rate of Interest will apply on both damages and debt claims, permitted Telcordia to a further amount to Telcordia’s existing claims, permitted VAT to be claimed on Telcordia’s claim, where applicable, and set out an agreed timetable for the future conduct of proceedings.
A mediation took place, without success, during February and April 2008.
In the interim the parties have agreed to the appointment by the arbitrator of a third party expert to deal with the technical issues in relation to the software that was required to be provided by Telcordia, who will make a recommendation to the arbitrator in dealing with the amount of the claims. The arbitrator confirmed certain dates for the compliance of procedural steps to be taken by all the parties before final dates could be agreed upon for the hearing of the evidence on the quantum.
A hearing took place before the arbitrator in Johannesburg on October 23 and 24, 2008 in respect of the pending interlocutory applications.
Telkom has in the interim also requested a referral to the independent third expert of the technical issues arising from the systems integration amendment. A hearing has been scheduled to be heard before the third party expert and will take place in Johannesburg from November 3 to 21, 2008. After the third party expert’s hearing he will be required to file a report and may be called to give evidence and undergo cross-examination on his report before the arbitrator.
A provision has been recognised based on management’s best estimate of the probable payments in this regard.

	2008	2007	2008
	Rm	Rm	Rm
Supplier dispute liability included in current portion of provisions	569	441	603	*

*	USD72 million

Competition Commission
If found guilty, Telkom could be required to cease these practices, divest these businesses and a maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
The South African Value Added Network Services (‘SAVA’)
On July 3, 2008 the Competition Commission filed an application for leave to appeal the decision of the High Court on the basis that the judge erred on the issue of bias as well as his finding that issues surrounding the extension of time to investigate the issues constitutes a ground for review.
Telkom then filed an application for leave to cross-appeal on July 11, 2008. The main basis of Telkom’s cross-appeal is that Telkom believes that the judge erred in failing to make a decision as to whether ICASA or the Competition Commission and Competition Tribunal should deal with this type of complaint.
The application for leave to appeal as well as the application for leave to cross-appeal were granted by the Pretoria High Court on October 9, 2008. The appeal and cross-appeal will be argued before the Supreme Court of Appeal, and the Main Complaint before the Competition Tribunal will continue to be held over pending the outcome of the appeal and cross-appeal.
Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. The matter is currently being dealt with together with the SAVA matter as discussed above.
Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.
The Internet Service Providers Association (‘ISPA’)
The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the aspects of the complaint. Telkom has provided the records requested.
The complaints by ISPA at the Competition Commission were also mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on July 31, 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, but Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint.
M-Web and Internet Solutions (‘IS’)
To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.
The complaint by M-Web and IS at the Competition Commission was also one of the complaints mentioned as being the subject of investigation as discussed above.
M-Web
This application was set down for hearing during the first quarter of the 2009 financial year. The parties have entered into settlement negotiations, which resulted in the withdrawal of the interim relief application by M-Web as well as withdrawal of the jurisdictional challenge by Telkom. The parties are in further negotiations.
The complaint by M-Web at the Competition Commission was also one of the complaints mentioned as being the subject of investigation as discussed above.

The Group’s exposure is 50% of the following items in the Vodacom Group:
Retention Incentives
The Group has committed a maximum R1,317 million (2007: R652 million; 2006: R456 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Universal Service Obligation
The Group has a potential liability of R147.5 million in respect of the 1800 MHz Universal Service Obligation in terms of the distribution costs relating to the 2.5 million SIM cards.
Various legal contingencies
The Group is currently involved in various legal proceedings against it. The Group in consultation with its legal counsel has assessed the outcome of these proceedings and the likelihood that certain of these cases are not likely to be in the Group’s favour. Following this assessment, the Group’s management has determined that no provision is required in respect of these legal proceedings as at September 30, 2008.
Unresolved taxation matters
The Group is regularly subject to an evaluation by the taxation authorities of its direct and indirect taxation filings. The consequence of such reviews is that disputes can arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group’s business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group.
The Group has discussions with relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of any exposure, if any, that the Group may incur.
The Group has considered all matters in dispute with the taxation authorities and has assessed the deductibility of expenses initially disallowed for taxation purposes. Deferred taxation assets have only been recognised in this regard if it is probable that the Group will succeed in its disagreements with the taxation authorities.
Put and call options
In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in various companies. Except as disclosed in note 19, none of the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.
Customer registration
The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. Verbal extension up to December 31, 2008 has been obtained and the Group is making every effort to obtain the required information within the allowed timeframe.
Contingent asset
Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.
Negative working capital ratio
At each of the financial periods ended September 30, 2008 and 2007 and the year ended March 31, 2008 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
22. SEGMENT INFORMATION

Eliminations represent the inter-segmental transactions that have been eliminated against segment results.

Business Segment

Consolidated operating revenue	56,271	27,227	29,884

Fixed-line	32,572	16,108	16,565
Elimination	(830)	(420)	(414)
Mobile	24,089	11,407	13,008
Elimination	1,519)	(754)	(771)
Other	1,993	902	1,517
Elimination	(20)	(16)	(10)
Disposal group held for sale — Telkom Media included in Other	(14)	—	(11)

Consolidated other income	534	204	246

Fixed-line	497	189	207
Elimination	(86)	(33)	(28)
Mobile	56	22	32
Other	67	26	35

Consolidated operating expenses	42,186	20,067	23,454

Fixed-line	24,962	12,011	13,515
Elimination	(1,709)	(784)	(1,031)
Mobile	17,898	8,573	9,820
Elimination	(805)	(395)	(393)
Other	2,115	747	1,648
Elimination	(124)	(34)	(12)
Disposal group held for sale — Telkom Media included in Other	(151)	(51)	(93)

Consolidated operating profit	14,619	7,364	6,676

Fixed-line	8,107	4,286	3,257
Elimination	793	331	589
Mobile	6,247	2,856	3,220
Elimination	(714)	(359)	(378)
Other	(55)	181	(96)
Elimination	104	18	2
Disposal group held for sale — Telkom Media included in Other	137	51	82

Consolidated investment income	197	130	136

Fixed-line	3,975	98	1,661
Elimination	(3,832)	—	(1,547)
Mobile	27	24	11
Other	27	8	11

Consolidated finance charges	1,797	972	1,036

Fixed-line	1,277	704	845
Mobile	240	247	342
Other	320	21	(151)
Elimination	(34)	—	—
Disposal group held for sale — Telkom Media included in Other	(6)	—	—

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
Consolidated taxation	4,705	2,678	2,009

Fixed-line	2,630	1,798	974
Mobile	2,055	806	998
Other	19	74	37
Disposal group held for sale — Telkom Media included in Other	1	—	—

Minority interests	197	93	63

Mobile	73	31	41
Other	124	62	22

Profit attributable to equity holders of Telkom	7,975	3,700	3,622

Fixed-line	8,175	1,882	3,099
Elimination	(3,039)	331	(958)
Mobile	3,906	1,796	1,850
Elimination	(714)	(359)	(378)
Other	(491)	32	7
Elimination	138	18	2

* Operating expenses

Other	1,679	696	1,521

Prior to consolidation adjustments	2,115	747	1,648
Consolidation adjustments	(285)	—	(34)
Disposal group held for sale — Telkom Media included in Other	(151)	(51)	(93)

Consolidated assets	68,259	61,859	70,959

Fixed-line	47,829	43,295	48,171
Elimination	(1,604)	(93)	(1,475)
Mobile	16,743	15,296	17,892
Elimination	(278)	(280)	(358)
Other*	5,734	3,670	6,850
Elimination*	(165)	(29)	(121)

* Included in Other is Disposal group held for sale — Telkom Media	42	36	53

Investments	1,499	1,522	1,646

Fixed-line	4,917	3,988	6,672
Elimination	(3,607)	(2,666)	(5,226)
Mobile	176	168	187
Other*	13	32	13

* Included in Other is Disposal group held for sale — Telkom Media	—	18	—

Other financial assets	614	214	122

Fixed-line	445	199	92
Mobile	169	15	30

Total assets	70,372	63,595	72,727

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
Consolidated liabilities	19,689	17,477	19,463

Fixed-line	11,892	10,218	11,156
Elimination	(495)	(548)	(496)
Mobile	8,871	7,364	9,502
Elimination	(1,542)	(38)	(1,493)
Other*	971	485	751
Elimination*	(8)	(4)	43

* Included in Other is Disposal group held for sale — Telkom Media	73	15	51

Interest-bearing debt	15,733	15,463	17,468

Fixed-line	13,362	14,185	14,668
Mobile	1,815	1,181	1,810
Other*	556	488	990
Elimination*	—	(391)	—

* Included in Other is Disposal group held for sale — Telkom Media	8	—	9

Other financial liabilities	1,290	958	1,108

Fixed-line	167	731	152
Mobile	204	227	183
Other	919	—	773

Tax liabilities	323	122	475

Fixed-line	7	—	168
Mobile	290	104	261
Other	26	18	46

Total liabilities	37,035	34,020	38,514

Other segment information

Capital expenditure for property, plant and equipment	10,108	3,580	5,585

Fixed-line	6,044	2,464	2,550
Mobile	2,475	977	1,253
Other*	1,589	139	1,782

* Included in Other is Disposal group held for sale — Telkom Media	209	14	31

Capital expenditure for intangible assets	1,791	863	587

Fixed-line	749	183	194
Mobile	985	671	325
Other*	57	9	68

* Included in Other is Disposal group held for sale — Telkom Media	31	9	1

Depreciation and amortisation	5,595	2,745	3,174

Fixed-line	3,470	1,704	1,908
Mobile	1,955	951	1,098
Other	176	90	176
Disposal group — Telkom Media included in Other	(6)	—	(8)

Impairment and asset write-offs	529	156	132

Fixed-line	262	165	87
Mobile	15	(9)	11
Other	252	—	34

SEGMENT PERFORMANCE
Telkom’s operating structure comprises three segments, fixed-line, mobile and other. The fixed-line segment provides fixed-line voice and data communications services through Telkom. The mobile segment provides mobile services through our 50% joint venture interest in Vodacom. The other segment provides fixed, mobile, data, long distance and international telecommunications services throughout Nigeria, through our 75% owned subsidiary, Multi-Links, directory services through our 64.9% owned subsidiary, TDS Directory Operations, internet services in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, through our wholly owned subsidiary, Africa Online Limited and wireless data services through our wholly owned subsidiary, Swiftnet.
Vodacom’s results are proportionately consolidated into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the Telkom Group’s consolidated financial statements.
The financial information provided below is before any inter-segmental eliminations.
SUMMARY

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	56,271	27,227	29,884	9.8

Fixed-line	32,572	16,108	16,565	2.8
Mobile	24,089	11,407	13,008	14.0
Other	1,979	902	1,506	67.0

Inter-segmental eliminations	(2,369)	(1,190)	(1,195)	0.4

Operating profit	14,619	7,364	6,676	(9.3)

Fixed-line	8,107	4,286	3,257	(24.0)
Mobile	6,247	2,856	3,220	12.7
Other	367	232	20	(91.4)

Inter-segmental eliminations	(102)	(10)	179	—

Operating profit margin (%)	26.0	27.0	22.3	(17.4)

Fixed-line	24.9	26.6	19.7	(25.9)
Mobile	25.9	25.0	24.8	(0.8)
Other	18.5	25.7	1.3	(94.9)

EBITDA	20,743	10,265	9,982	(2.8)

Fixed-line	11,839	6,154	5,252	(14.7)
Mobile	8,217	3,799	4,329	14.0
Other	504	322	188	(41.6)

Inter-segmental eliminations	183	(10)	213	—

EBITDA margin (%)	36.9	37.7	33.4	(11.4)

Fixed-line	36.3	38.2	31.7	(17.0)
Mobile	34.1	33.3	33.3	—
Other	25.5	35.7	12.5	(65.0)
FIXED-LINE SEGMENT
The fixed-line segment accounted for 55.5% (September 30, 2007: 59.2%) of Group operating revenues (before inter-segmental eliminations) and 48.8% (September 30, 2007: 58.2%) of Group operating profit for the six months ended September 30, 2008.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.

SUMMARY

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Revenue	32,572	16,108	16,565	2.8
Operating profit	8,107	4,286	3,257	(24.0)
EBITDA	11,839	6,154	5,252	(14.7)
Capital expenditure[1]	6,793	2,647	2,744	3.7
Operating profit margin (%)	24.9	26.6	19.7	(25.9)
EBITDA margin (%)	36.3	38.2	31.7	(17.0)
Capex to revenue (%)	20.9	16.4	16.6	1.2

1.	Including spend on intangible assets.
FIXED-LINE OPERATING REVENUE

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Subscriptions and connections	6,330	3,118	3,233	3.7

Traffic	15,950	8,077	7,833	(3.0)

Local	4,076	2,125	1,881	(11.5)
Long distance	2,252	1,219	1,048	(14.0)
Fixed-to-mobile	7,557	3,794	3,803	0.2
International outgoing	986	498	481	(3.4)

Subscription based calling plans	1,079	441	620	40.6

Interconnection	1,757	833	956	14.8

Mobile operators	838	407	445	9.3
Fixed operators	28	5	36	620.0
International operators	891	421	475	12.8

Data	8,308	3,975	4,459	12.2

Leased lines and other data	6,460	3,076	3,597	16.9
Mobile leased facilities	1,848	899	862	(4.1)

Other	227	105	84	(20.0)

	32,572	16,108	16,565	2.8

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased by 2.8% to R16,565 million (September 30, 2007: R16,108 million) primarily due to increased data, interconnection and subscription and connection revenues, partially offset by a decline in traffic revenue.
Subscription and connections revenue grew by 3.7% to R3,233 million (September 30, 2007: R3,118 million) largely as a result of increased rental tariffs and the increase in the number of ISDN channels.
Traffic revenue decreased by 3.0% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Revenue from subscription based calling plans increased 40.6% to R620 million primarily due to increased volumes as a result of a 28.1% increase in the number of subscribers to 507,985 (September 30, 2007: 396,589) in the six months ended September 30, 2008.
Interconnection revenue increased by 14.8% to R956 million (September 30, 2007: R833 million) largely as a result of an increase of 12.8% in international interconnection revenue and a 9.3% increase in domestic mobile interconnection revenue. The increased interconnection revenue from international operators is mainly a result of higher exchange rates partially offset by a 6.3% decrease in international interconnection traffic minutes to 599 million minutes (September 30, 2007: 639 million minutes). Mobile interconnection revenue increased by 9.3% to R445 million (September 30, 2007: R407 million) primarily due to increased interconnection traffic from mobile operators. Mobile interconnection traffic minutes increased by 1.2% to 1,241 million minutes (September 30, 2007: 1,226 million minutes) in the six months ended September 30, 2008.
Data revenue increased by 12.2% to R4,459 million (September 30, 2007: R3,975 million) mainly due to higher demand for data services, including ADSL, an increase in internet access and related services and managed data network services.

FIXED-LINE OPERATING EXPENSES

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Employee expenses	7,397	3,414	4,079	19.5

Salaries and wages	5,509	2,770	2,867	3.5
Benefits	2,671	1,022	1,557	52.3
Other	3	3	3	—
Employee related expenses capitalised	(786)	(381)	(348)	(8.7)

Payments to other network operators	6,902	3,362	3,663	9.0

Payment to mobile operators	5,460	2,811	2,967	5.5
Payment to international operators	1,208	440	566	28.6
Payment to fixed-line operators	234	111	130	17.1

SG&A	3,899	1,844	2,237	21.3

Materials and maintenance	1,996	1,044	1,062	1.7
Marketing	583	271	260	(4.1)
Bad debts	217	89	118	32.6
Other	1,103	440	797	81.1

Services rendered	2,413	1,186	1,213	2.3

Property management	1,222	608	612	0.7
Consultants and security	1,191	578	601	4.0

Operating leases	619	337	328	(2.7)
Depreciation, amortisation, impairment and write-offs	3,732	1,868	1,995	6.8
	24,962	12,011	13,515	12.5
Fixed-line operating expenses, before inter-segmental eliminations, increased by 12.5% in the six months ended September 30, 2008, to R13,515 million (September 30, 2007: R12,011 million), primarily due to increased employee expenses, payments to other network operators, selling, general and administrative expenses, depreciation, amortisation, impairment and write-offs and services rendered partially offset by a decrease in operating leases.
Employee expenses increased by 19.5%, largely due to increased share option grant expenses as a result of the higher number of shares awarded, increase in medical aid provision for pensioners and increased salaries and wages as a result of salary increases. Included in salaries and wages is an 11% general increase for the bargaining unit employees (September 2007: 6.85%) based on a new agreement concluded with labour unions.
Payments to other network operators increased by 9.0% as a result of increased payments to mobile and international operators. Payments to mobile operators increased by 5.5%, largely due to increased mobile outgoing traffic during peak hours as a result of discount structures offered in the corporate segment. Payments to international operators increased by 28.6% primarily due to the increase of volumes in switched hubbing and the higher exchange rates.
Selling, general and administrative expenses increased by 21.3% primarily as a result of the R213 million impairment of the Telkom Media loan and the R34 million impairment of the Africa Online investment.
Services rendered increased by 2.3% mainly as a result of increased security costs to secure the copper network and increased transport cost due to higher fuel prices.
Operating leases decreased by 2.7% primarily due to a 10.9% reduction in the vehicle fleet from 9,327 vehicles at September 30, 2007 to 8,313 vehicles at September 30, 2008.

The 6.8% increase in the depreciation, amortisation, impairment and write-offs to R1,995 million (September 30, 2007: R1,868 million) was mainly as a result of higher capital expenditure and less significant extension of useful lives of assets in the current period.
Fixed-line operating profit decreased by 24.0% to R3,257 million (September 30, 2007: R4,286 million) with an operating profit margin of 19.7% (September 30, 2007: 26.6%).
EBITDA decreased by 14.7% to R5,252 million (September 30, 2007: R6,154 million), with the EBITDA margin decreasing to 31.7%. (September 30, 2007: 38.2%).
MOBILE SEGMENT
The mobile segment accounted for 43.5% of Group operating revenue (September 30, 2007: 41.9%) (before inter-segmental eliminations) and 48.2% of Group operating profits (September 30, 2007: 38.8%). Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.
SUMMARY

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	24,089	11,407	13,008	14.0
Operating profit	6,247	2,856	3,220	12.7
EBITDA	8,217	3,799	4,329	14.0
Capital expenditure[1]	3,460	1,648	1,578	(4.2)
Operating profit margin (%)	25.9	25.0	24.8	(0.8)
EBITDA margin (%)	34.1	33.3	33.3	—
Capex to revenue (%)	14.4	14.4	12.1	(16.0)

1.	Including spend on intangible assets.
MOBILE OPERATING REVENUE

	31 March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Airtime and access	13,548	6,474	7,304	12.8
Data	2,501	1,048	1,502	43.3
Interconnect	4,443	2,152	2,372	10.2
Equipment sales	2,526	1,196	1,245	4.1
International airtime	918	476	487	2.3
Other	153	61	98	60.7

	24,089	11,407	13,008	14.0

Operating revenue from the mobile segment increased by 14.0%, before inter-segmental eliminations, to R13,008 million (September 30, 2007: R11,407 million), primarily driven by customer growth in all operations and higher data penetration levels. Revenue from Vodacom’s operations outside of South Africa increased by 31.2% to R1,650 million (September 30, 2007: R1,258 million) for the six months ended September 30, 2008.
The growth in revenue can largely be attributed to a 13.1% increase in Vodacom’s total customers to 35.7 million as of September 30, 2008, (September 30, 2007: 31.6 million), resulting from strong growth in prepaid and contract customers in South Africa and 26.3% growth in customers outside of South Africa. In South Africa, total ARPUs increased by 8.2% to R132 (September 30, 2007: R122) for the six months ended September 30, 2008. Contract ARPUs decreased 1.2% to R481 (September 30, 2007: R487) and prepaid ARPUs increased by 11.9% to R66 (September 30, 2007: R59) for the six months ended September 30, 2008.
Data revenue increased by 43.3% and represents 11.5% of mobile revenue during the six months ended September 30, 2008 (September 30, 2007: 9.2%). The growth was largely due to higher penetration levels and more affordable product offerings. Vodacom South Africa transmitted 2.4 billion SMS messages (September 30, 2007: 2.2 billion), over its network during the six months ended September 30, 2008.

Mobile interconnect revenue increased by 10.2% to R2,372 million for the six months ended September 30, 2008 (September 30, 2007: R2,152 million) , primarily as a result of the increased number of Vodacom customers and the related increase in incoming traffic.
Equipment sales increased by 4.1% to R1,245 million for the six months ended September 30, 2008 (September 30, 2007: R1,196 million) primarily due to the growth of the customer base. South African handset sales volumes increased by 2.0% to 2.4 million units (September 30, 2007: 2.3 million units) during the six months ended September 30, 2008.
Vodacom’s international airtime revenue consists largely of international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network. International airtime revenue increased 2.3% to R487 million for the six months ended September 30, 2008 (September 30, 2007: R476 million).
MOBILE OPERATING EXPENSES

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Employee expenses	1,488	732	853	16.5
Payments to other operators	3,279	1,577	1,839	16.6
SG&A	10,271	4,972	5,559	11.8
Services rendered	115	54	81	50.0
Operating leases	775	295	379	28.5
Depreciation, amortisation, impairment and write-offs	1,970	943	1,109	17.6

	17,898	8,573	9,820	14.5

Mobile operating expenses, before inter-segmental eliminations, increased by 14.5% to R9,820 million for the six months ended September 30, 2008 (September 30, 2007: R8,573 million), primarily due to increased selling and distribution costs, payments to other operators, depreciation, amortisation, impairment and write-offs, employee expenses, operating leases and services rendered.
Mobile employee expenses increased by 16.5% to R853 million for the six months ended September 30, 2008 (September 30, 2007: R732 million), primarily due to a 5.6% increase in the total number of employees to 6,588 mainly as a result of the strengthening of management structures to support the growth in ongoing operations. Annual salary increases and increased provisions for long-term incentive schemes also contributed to the increased employee expenses. Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, increased by 7.1% to 5,417 customers per employee.
Mobile payments to other operators increased by 16.6% to R1,839 million (September 30, 2007: R1,577 million) in the six months ended September 30, 2008, primarily as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network.
Mobile selling, general and administrative expenses increased by 11.8% to R5,559 million for the six months ended September 30, 2008 (September 30, 2007: R4,972 million), primarily due to an increase in selling, distribution and marketing expenses mainly driven by new technologies and enhancing brand presence in all operations to support the growth in South African and other African operations.
Mobile depreciation, amortisation, impairment and write-offs increased by 17.6% to R1,109 million for the six months ended September 30, 2008 (September 30, 2007: R943 million), primarily as a result of increased capital expenditure upgrading and expanding Vodacom’s networks.
Telkom’s 50% share of Vodacom’s profit from operations increased by 12.7% to R3,220 million for the six months ended September 30, 2008 (September 30, 2007: R2,856 million) and the mobile operating profit margin decreased to 24.8% (September 30, 2007: 25.0%). Mobile EBITDA increased by 14.0% to R4,329 million for the six months ended September 30, 2008 (September 30, 2007: R3,799 million) with the EBITDA margin remaining at 33.3%.

OTHER SEGMENT
The other segment accounted for 5.0% of Group operating revenue (September 30, 2007: 3.3%) (before inter-segmental eliminations) and 0.3% of Group operating profits (September 30, 2007: 3.1%).
SUMMARY

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	1,979	902	1,506	67.0
Operating profit	367	232	20	(91.4)
EBITDA	504	322	188	(41.6)
Capital expenditure[1]	1,413	125	1,818	1,354.4
Operating profit margin (%)	18.5	25.7	1.3	(94.9)
EBITDA margin (%)	25.5	35.7	12.5	(65.0)
Capex to revenue (%)	71.4	13.9	120.7	768.3

1.	Including spend on intangible assets.
The following table shows the contributions to other operating expenses by each of the four subsidiaries contained in our other segment and the percentage change for the period indicated.
OTHER OPERATING REVENUE

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Multi-Links	845	310	813	162.3
TDS Directory Operations	930	498	581	16.7
Africa Online	110	46	63	37.0
Swiftnet	94	48	49	2.1

	1,979	902	1,506	67.0

Other operating revenue before inter segmental eliminations increased by 67.0% in the six months ended September 30, 2008 to R1,506 million (September 30, 2007: R902 million) primarily driven by the increase in revenue generated by Multi-Links as a result of the increase in number of subscribers.
OTHER OPERATING EXPENSES

	March 31,	September 30,	September 30
In ZAR millions	2008	2007	2008	%
Employee expenses	251	124	156	25.8
Payments to other operators	698	137	347	153.3
SG&A	505	320	798	149.4
Services rendered	26	9	17	88.9
Operating leases	62	16	35	118.8
Depreciation, amortisation, impairment and write-offs	137	90	168	86.7

	1,679	696	1,521	118.5

Other operating expenses, before inter-segmental eliminations, increased by 118.5% to R1,521 million (September 30, 2007: R696 million) in the six months ended September 20, 2008 primarily due to the increase in operating expenses of Multi-Links.

The following table shows the contributions to other operating expenses by each of the four subsidiaries contained in our other segment and the percentage change for the period indicated.
OTHER OPERATING EXPENSES

	March 31,	September 30,	September 30,
In ZAR millions	2008	2007	2008	%
Multi-Links	942	319	1,081	238.9
TDS Directory Operations	530	282	321	13.8
Africa Online	118	53	71	34.0
Swiftnet	89	42	48	14.3

	1,679	696	1,521	118.5

Annexure 5
SUMMARY OF MATERIAL LITIGATION
1.	COMPETITION COMMISSION
Telkom is party to a number of legal proceedings filed by various complainants with the South African Competition Commission alleging certain anti-competitive practices described below. If Telkom is found to have committed prohibited practices as contained in the Competition Act, Telkom could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the dates of the complaints (hereinafter referred to as the “Administrative Penalty”). The Competition Commission has to date not imposed the maximum penalty on any offender.
As competition continues to increase, Telkom expects that it will become involved in an increasing number of disputes regarding the legality of services and products provided by Telkom and third parties. These disputes may range from court lawsuits to complaints lodged by or against Telkom with various regulatory bodies.
Notwithstanding the above, Telkom has agreed to co-operate with the Competition Commission in their investigations into the existing complaints.
2.	INDEPENDENT CELLULAR SERVICE PROVIDER ASSOCIATION OF SOUTH AFRICA (“ICSPA”)
In 2002, ICSPA filed a complaint against Telkom at the Competition Commission in terms of the Competition Act, alleging that Telkom had entered into contracts with large corporations, providing large discounts with the effect of discouraging the corporates from using the “premicell” device installed by their members. ICSPA alleged various contraventions of the Competition Act.
Telkom provided the Competition Commission with certain information requested, and also referred the Competition Commission to Telkom’s High Court application in respect of utilisation of the “premicell” device. The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA then referred the matter to the Competition Tribunal on 18 September 2003. Telkom filed its answering affidavit on 28 November 2003. ICSPA has taken no further action since then.
3.	THE SOUTH AFRICAN VALUE ADDED NETWORK SERVICES (“SAVA”)
In May 2002, SAVA, an association of Value Added Network Services (“VANS”) providers, filed complaints against Telkom at the Competition Commission under the Competition Act alleging certain anti-competitive practices by Telkom. Telkom was notified by the Competition Commission of the complaint during June 2002 and filed its response. The Competition Commission referred certain of the complaints to the Competition Tribunal for adjudication (the “Main Complaint”). If the Competition Tribunal finds that Telkom committed a prohibited practice as set out in the Competition Act, the Competition Tribunal may impose an Administrative Penalty. The Competition Tribunal has to date not imposed the maximum penalty on any offender.
Telkom also brought an application for review against the Competition Commission and the Competition Tribunal in the High Court in 2004, requesting the Court to declare that the Competition Commission did not have the power to refer the complaint to the Competition Tribunal and that the Competition Tribunal is not the correct authority to adjudicate the Main Complaint, on the basis that the matter should rather be heard by ICASA; and that the Court review and set aside the decision of the Competition Commission to refer the complaint to the Competition Tribunal.
The application for review was heard in April 2008. The High Court ordered that the decision of the Competition Commission to refer the Main Complaint to the Competition Tribunal, be set aside on the basis that the Competition Commission failed to comply with the peremptory provisions of the memorandum of understanding between the Competition Commission and ICASA, that the referral was out of time; and that the Competition Commission’s reliance on a report by the Link Centre created a reasonable apprehension of bias, since some of the complainants contribute financially to the Link Centre and the advisory board of the Link Centre includes employees of the complainants in the SAVA complaints. However, the judge did not make a decision on the main argument, namely the question as to whether ICASA or the Competition Commission and Competition Tribunal should deal with this type of complaint.

In July 2008, the Competition Commission filed an application for leave to appeal the decision of the High Court on the basis that the judge erred on the issue of bias as well as his finding that issues surrounding the extension of time to investigate the issues constitutes a ground for review.
Telkom then filed an application for leave to cross-appeal on 11 July 2008. The main basis of Telkom’s cross-appeal is that Telkom believes that the judge erred in failing to make a decision as to whether ICASA or the Competition Commission and Competition Tribunal should deal with this type of complaint.
The applications for leave to appeal and for leave to cross-appeal were granted by the Pretoria High Court on 9 October 2008. The parties are attending to the filing of the record of the proceedings before the High Court as well as the parties’ heads of argument, after which the Registrar of the Supreme Court of Appeal will inform the parties of the date for the hearing. The Main Complaint before the Competition Tribunal will continue to be held over pending the outcome of the appeal and cross-appeal.
4.	OMNILINK (PROPRIETARY) LIMITED (“OMNILINK”)
In August 2002 Omnilink filed a complaint against Telkom at the Competition Commission alleging that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to Value Added Network Services (“VANS”) providers and the price charged to customers who apply for a Telkom Internet Virtual Private Network (“IVPN”) solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter at the Competition Tribunal.
5.	ORION CELLULAR (PROPRIETARY) LIMITED (“ORION”)
In April 2003, Orion filed a complaint against Telkom, Standard Bank of South Africa (Proprietary) Limited (“Standard Bank”) and Edgars Consolidated Limited (“Edcon”) at the Competition Commission concerning Telkom offering discounts on public switched telecommunication services to corporate customers. The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act by Telkom. However, in terms of section 51 of the Competition Act, a party may also refer a matter to the Competition Tribunal itself. Orion, simultaneously with filing its complaint at the Competition Commission, filed an application against Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering to Orion’s corporate customers reduced rates i.e. the Cellsaver discount plan.
Telkom has not yet filed its answering affidavit in the complaint before the Competition Tribunal and it appears as if Orion is not actively pursuing this matter any further.
6.	MULTICHOICE SUBSCRIBER MANAGEMENT SERVICES (PROPRIETARY) LIMITED (“M-WEB”) AND INTERNET SOLUTIONS (PROPRIETARY) LIMITED (“INTERNET SOLUTIONS”)
In June 2005, M-Web and the Internet Solutions jointly lodged a complaint with the Competition Commission against Telkom. The complaint at the Competition Commission mainly deals with Telkom’s pricing for ADSL retail products and the Internet Protocol Connect (“IPC”) products, the termination of the peering link between Telkom and Internet Solutions, the wholesale pricing of the South African Internet Exchange (“SAIX”) bandwidth for ADSL users of other ISP’s, the architecture of the ADSL access route and the manner in which ISP’s can only connect to the ESR via IP connect as well as alleged excessive pricing for international bandwidth.
Should the completion of the investigation by the Competition Commission result in a decision by the Competition Commission to refer the matter to the Competition Tribunal for adjudication, and the Competition Tribunal finds that Telkom committed a prohibited practice as set out in the Competition Act, the Competition Tribunal may impose an Administrative Penalty.

M-Web and Internet Solutions also brought an application for interim relief at the Competition Tribunal. This application contained a prayer that Telkom should maintain the peering link between Internet Solutions and Telkom in terms of the peering agreement in place at the time, and that Telkom treat the traffic generated by the ADSL customers of M-Web as traffic destined for the peering link. It also contained a request that Telkom upgrade the peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilisation.
Telkom responded in September 2005. The parties have since explored options to obviate the complaint. There have been certain commercial undertakings which have been received favourably, and Telkom has also reduced the prices of many of the ADSL services and products, which will result in the current issues becoming largely academic. The peering agreement with Internet Solutions has also been finalised.
To date M-Web and Internet Solutions have not filed replying papers.
The complaint at the Competition Commission was also one of the complaints mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on 31 July 2008. The summons has been withdrawn and Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint. This investigation is expected to be finalised in 2009.
7.	INTERNET SERVICE PROVIDERS ASSOCIATION (“ISPA”)
ISPA filed complaints against Telkom during December 2005. These complaints deal with alleged anticompetitive practices on the part of Telkom. The complaint was served on the Competition Commission during December 2005 and provided to Telkom in the early part of 2006. Specifically, the complaints deal with the cost of access to Telkom’s SAIX service, the prices offered by Telkom Internet, the alleged delay in provision of facilities to ISPs and the alleged favourable installation timelines offered to Telkom Internet customers. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom provided the records requested in August 2006.
Should the completion of the investigation by the Competition Commission result in a decision by the Competition Commission to refer the matter to the Competition Tribunal for adjudication, and the Competition Tribunal finds that Telkom committed a prohibited practice as set out in the Competition Act, the Competition Tribunal may impose an Administrative Penalty. The Competition Tribunal has to date not imposed the maximum penalty on any offender.
The complaints filed by ISPA were also the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on 31 July 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, on the basis that Telkom will engage in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint and others. The investigation is expected to be finalised early in 2009
8.	VERIZON SA LIMITED (“VERIZON”)
Verizon filed a complaint against Telkom on 22 March 2007 in which it alleges that:
•	Telkom charges an excessive price on services rendered to Verizon;

•	Telkom induces Verizon’s customers not to deal with Verizon;

•
Telkom engages in exclusionary conduct through “margin squeeze”, in offering prices to end-users which are lower than the prices at which it sells rights of access to its infrastructure (on a wholesale basis) to Verizon; and

•	Telkom engages in price discrimination against Verizon.
Telkom only received a copy of the complaint from the Competition Commission during March 2008. This complaint is also one of the complaints mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on 31 July 2008.
9.	MULTICHOICE SUBSCRIBER MANAGEMENT SERVICES (PROPRIETARY) LIMITED (“M-WEB”)
M-Web filed a complaint against Telkom at the Competition Commission alleging “margin squeeze” and excessive pricing by Telkom (the “Main Complaint”), and also brought an application against Telkom for interim relief at the Competition Tribunal in June 2007 in regards to the manner in which Telkom provides wholesale ADSL internet connections (the “Interim Relief Application”). The actual complaint at the Competition Commission was only brought during June 2007.

Should the completion of the investigation by the Competition Commission result in a decision by the Competition Commission to refer the Main Complaint to the Competition Tribunal for adjudication, and the Competition Tribunal finds that Telkom committed a prohibited practice as set out in the Competition Act, the Competition Tribunal may impose an Administrative Penalty.
In its Interim Relief Application, M-Web requested the Competition Tribunal to order Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price which Telkom charges its customers. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom ADSL access to M-Web without interruption of the service.
Although Telkom, in its answering affidavit, raised an objection that the Competition Tribunal does not have jurisdiction to hear the matter, Telkom still had to deal with the merits of the matter and thus also made substantive submissions in this respect.
Telkom further filed an application to the High Court for an order declaring that the Competition Tribunal does not have jurisdiction to hear the Interim Relief Application (the “Jurisdictional Challenge Application.”)
However, the parties have been engaged in ongoing negotiations and have agreed that M-Web would withdraw its Interim Relief Application and Telkom would withdraw its Jurisdictional Challenge Application. Further negotiations between the parties may also lead to the withdrawal of the Main Complaint by M-Web.
This complaint is also one of the complaints mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on 31 July 2008.
10.	DIMENSION DATA LIMITED TRADING AS INTERNET SOLUTIONS
Internet Solutions filed a complaint against Telkom at the Competition Commission during December 2007. Telkom only received a copy of the complaint from the Competition Commission during March 2008.
The complaint relates to abusive conduct by Telkom, and Internet Solutions specifically alleges that:
•	Telkom is charging excessive prices in that the prices charged bear no reasonable relationship to the economic value of the good or services and is higher than such value;

•	Telkom has raised the wholesale cost to downstream competitors, while also reducing the downstream retail price to clients. Telkom is thus raising rivals costs and/or engaging in margin squeeze;

•	Telkom has introduced a series of bundled products (e.g. Closer products) which limit the ability of rivals in particular markets to compete effectively; and

•	Telkom is offering discriminatory prices in relation to a number of infrastructural and service items that Internet Solutions are compelled to purchase from Telkom.
Internet Solutions also served a notice of motion on Telkom on 15 January 2009, giving notice of Internet Solutions’ intention to apply for an order of interim relief at the Competition Tribunal in the following terms:
•
that Telkom is ordered to charge Internet Solutions a wholesale price for telecommunication facilities to be used by Internet Solutions in providing VPN services to its customers, which are no higher that the lowest retail price for such connection charged to Telkom’s VPN Supreme customers;

•	ordering that the costs of the application be paid by Telkom;

•	granting such further or alternative relief as the Competition Tribunal may deem fit; and

•
that the interim relief endure for a period not extending beyond the earlier of the conclusion of a hearing into the alleged prohibited practices, or a date that is 6 months after the date of issue of the interim order, subject to Internet Solutions’ right to apply for an extension of the order as provided for in section 49C of the Competition Act.

Telkom was still in discussions with Internet Solutions regarding Internet Solutions’ complaint relating to Telkom’s VPN Supreme product, at the time of the launch of Internet Solutions’ interim relief application. Accordingly, Telkom informed Internet Solutions that discussions could not continue in good faith until Internet Solutions withdrew its interim relief application. Internet Solutions withdrew the aforementioned application on 16 January 2009.

After withdrawal of the abovementioned application, discussions continued with Internet Solutions. However, Internet Solutions was of the view that Telkom’s proposed solution did not substantively address its concerns.
In light of the above, Internet Solutions re-served the interim relief application at the Competition Tribunal, and papers were served on Telkom on Friday, 30 January 2009. Internet Solutions essentially served the same application, but updated it with reference to the correspondence and meetings held since their withdrawal of the previous application. Telkom intends opposing the application and is preparing its opposing papers.
This complaint is also one of the complaints mentioned as being the subject of an investigation by the Competition Commission in a summons issued by the Competition Commission and forwarded to Telkom on 31 July 2008.
As mentioned above the summons has since been withdrawn
11.	TELCORDIA TECHNOLOGIES INCORPORATED (“TELCORDIA”)
Telcordia instituted arbitration proceedings against Telkom in March 2001 before an arbitrator of the International Court of Arbitration relating to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. Telcordia is seeking to recover US$130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year, which was increased to US$172 million in the 2007 financial year and subsequently decreased to US$128 million.
In 2002, the arbitrator found that Telkom had wrongfully repudiated the contract with Telcordia and a partial award was issued in favour of Telcordia. Telkom then filed an application in the South African High Court to set aside the partial award. Judgment in Telkom’s favour was handed down in November 2003.
In 2006, Telcordia successfully appealed the judgment of the High Court in the Supreme Court of Appeals. Telkom filed an application to the Constitutional Court which was dismissed after which the parties reverted to arbitration for the quantum hearing.
The parties attempted to settle the matter by means of mediation in February 2008, which was unsuccessful. The parties however agreed that if circumstances change, either party may approach the mediator for further settlement discussions.
In April 2008, during further interlocutory and procedural hearings, the terms of reference of a third party software expert was finalised to deal with highly technical software issues.
A further hearing was held before the arbitrator in October 2008 during which the arbitrator permitted Telkom to amend its statement of defence. A hearing was held before the software expert in November 2008 and he has made his report available.
Further hearings are expected to take place before the Arbitrator in April 2009.
Telcordia has already indicated that it wants to question the software expert on his findings at a hearing to be arranged before the arbitrator. Telkom has asked the arbitrator to refer additional questions (arising from the successful “software integration” amendment) to the software expert and to finalise this process and hopefully the arbitration as well, as soon as possible.
The parties have agreed to a hearing on 20, 21 and 22 April 2009. Further hearings to finalise the matter will be held in mid or late in 2009.
Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provision for estimated liabilities in respect of the Telcordia claim in the sum of US$72 million (R603 million), including interest but excluding legal fees. Telkom will be required to fund any payments to Telcordia from cash flows or the incurrence of debt and the amount of any damages above Telkom’s provision would increase Telkom’s liabilities and decrease its net profit, which could have a material adverse effect on its financial condition, cash flows and results of operations.

Annexure 6
TRADING HISTORY OF TELKOM SHARES AND TELKOM ADSs
1.	TRADING HISTORY OF TELKOM SHARES ON THE JSE
The highest and lowest share prices, the closing prices and the volumes traded of Telkom shares on the JSE, quarterly from January 2006 to December 2008, monthly from January 2008 to January 2009 and daily from 21 January 2009 to 20 February 2009, being the last practicable date, are set out below.
The highest, lowest and closing prices of Telkom shares on the JSE for each quarter commencing during the period from January 2006 to December 2008 and the aggregated quarterly volumes are as follows:

	High	Low		Volume
	share price	share price	Closing	traded
Quarter ended	(rand)	(rand)	(rand)	(shares)
2006
March	171.00	134.75	164.00	104,077,525
June	167.85	121.05	131.99	159,062,051
September	140.50	119.10	134.50	73,354,446
December	145.50	127.88	141.49	78,220,602

2007
March	175.50	140.50	166.00	81,755,166
June	186.35	163.00	178.40	106,598,056
September	195.02	152.49	173.50	99,607,476
December	187.20	136.54	138.00	100,725,104

2008
March	152.45	115.01	131.20	121,631,696
June	158.00	126.00	141.50	123,686,743
September	146.60	100.50	105.12	115,251,060
December	122.50	89.50	95.00	122,801,395
The highest, lowest and closing prices of Telkom shares on the JSE for each month commencing during the period from January 2008 to January 2009 and the aggregated monthly volumes are as follows:

	High	Low		Volume
	share price	share price	Closing	traded
Month ended	(rand)	(rand)	(rand)	(shares)
2008
January	144.58	115.01	140.55	41,206,133
February	142.90	129.00	141.00	42,713,818
March	152.45	131.00	131.20	37,296,745
April	136.50	126.00	128.55	35,468,673
May	140.00	127.00	137.00	35,201,349
June	158.00	140.05	141.50	53,346,721
July	144.00	126.50	139.00	40,557,597
August	146.60	130.22	139.41	20,138,144
September	141.00	100.50	105.12	54,555,319
October	117.00	89.50	105.75	65,978,439
November	122.50	96.51	102.00	31,825,226
December	119.97	96.25	114.50	24,997,730

2009
January	119.68	108.00	116.25	18,790,634

The highest, lowest and closing prices, together with the volumes traded of Telkom shares on the JSE for each trading day commencing during the period from 21 January 2009 to 20 February 2009, being the last practicable date prior to the finalisation of this circular, are as follows:

	High	Low		Volume
	share price	share price	Closing	traded
Daily	(rand)	(rand)	(rand)	(shares)
January 2009
21	113.50	109.12	111.50	1,365,412
22	113.90	111.01	113.50	654,693
23	113.50	108.30	113.50	1,991,937
26	114.60	110.01	112.50	631,626
27	115.25	112.06	115.25	846,499
28	118.01	115.25	118.01	870,437
29	115.27	114.01	115.27	492,718
30	116.25	112.52	116.25	746,633

February 2009
2	116.00	112.50	112.50	1,233,742
3	114.81	110.21	112.08	521,497
4	115.99	112.10	114.18	407,938
5	116.70	112.15	113.87	835,589
6	115.00	111.53	112.75	1,138,323
9	114.00	110.00	112.59	1,151,948
10	113.00	111.00	112.40	1,137,788
11	113.24	110.30	112.25	811,137
12	120.01	111.00	117.00	1,912,685
13	118.01	113.03	115.85	1,329,650
16	116.79	113.50	113.80	138,157
17	115.49	110.00	110.95	738,663
18	109.80	111.99	109.80	942,185
19	110.99	109.01	110.45	1,423,355
20	109.50	104.51	108.00	615.666
2.	TRADING HISTORY OF TELKOM ADSs ON THE NYSE
The highest and lowest share prices, the closing prices and the volumes traded of Telkom ADSs on the NYSE, quarterly from March 2006 to December 2008, monthly from January 2008 to January 2009 and daily from 21 January 2009 to 20 February 2009, being the last practicable date, are set out below.
The highest, lowest and closing prices of Telkom ADSs on the NYSE for each quarter commencing during the period from January 2006 to December 2008 and the aggregated quarterly volumes are as follows:

	High	Low		Volume
	share price	share price	Closing	traded
Quarter ended	(USD)	(USD)	(USD)	(Telkom ADSs)
2006
March	111.50	88.00	99.26	1,454,700
June	103.50	63.73	69.95	795,500
September	77.16	64.18	67.25	323,200
December	79.64	65.94	78.84	543,700

	High	Low		Volume
	share price	share price	Closing	traded
Quarter ended	(USD)	(USD)	(USD)	(Telkom ADSs)
2007
March	95.77	76.82	88.97	518,600
June	101.37	89.22	97.97	304,200
September	105.80	82.50	101.45	483,500
December	113.00	75.61	80.45	510,965

2008
March	82.25	64.53	65.43	594,723
June	78.50	64.05	75.90	1,178,289
September	78.40	48.44	51.00	364,519
December	52.74	32.50	49.58	927,106
The highest, lowest and closing prices of Telkom ADSs on the NYSE for each month commencing during the period from January 2008 to January 2009 and the aggregated monthly volumes are as follows:

	High	Low		Volume
	share price	share price	Closing	traded
Month ended	(USD)	(USD)	(USD)	(Telkom ADSs)
2008
January	82.25	70.57	76.74	153,900
February	76.05	65.00	71.54	119,376
March	76.76	64.53	65.43	321,447
April	70.40	64.05	68.25	102,962
May	73.20	65.77	72.01	761,945
June	78.50	70.58	75.90	313,382
July	75.90	66.59	75.01	132,177
August	78.40	67.43	72.32	90,732
September	70.80	48.44	51.00	141,610
October	52.74	32.50	43.57	385,772
November	48.65	35.43	40.70	307,554
December	50.23	36.97	49.58	233,780

2009
January	50.17	42.80	44.63	114,938
The highest, lowest and closing prices, together with the volumes traded of Telkom ADSs on the NYSE for each trading day commencing during the period from 21 January 2009 to 20 February 2009, being the last practicable date prior to the finalisation of this circular, are as follows:

	High	Low		Volume
	share price	share price	Closing	traded
Daily	(USD)	(USD)	(USD)	(Telkom ADSs)
January 2009
21	45.62	43.79	45.62	12,036
22	46.33	44.32	46.28	4,325
23	46.00	43.29	45.29	5,550
26	45.21	44.03	44.72	3,003
27	46.41	45.36	45.86	2,340
28	48.33	47.44	48.31	4,800
29	46.88	45.22	45.53	7,560
30	45.60	44.50	44.63	6,605

	High	Low		Volume
	share price	share price	Closing	traded
Daily	(USD)	(USD)	(USD)	(Telkom ADSs)
February 2009
2	44.92	43.65	44.84	7,610
3	45.25	44.00	45.25	17,920
4	46.18	44.78	44.80	3,685
5	47.61	45.14	47.61	5,538
6	47.33	46.08	47.33	835
9	48.18	46.78	47.10	11,200
10	46.46	44.08	44.48	12,300
11	45.80	44.69	45.00	3,765
12	47.80	45.43	47.73	14,780
13	46.44	45.75	46.44	1,200
17	43.55	42.80	43.28	2,596
18	43.48	42.43	43.09	4,958
19	43.92	43.03	43.15	7,472
20	41.96	40.99	41.56	9,600
3.	HISTORY OF THE US DOLLAR-RAND NOON BUYING RATE
The highest, lowest and closing US dollar-rand noon buying rates, quarterly from January 2006 to December 2008, monthly from January 2008 to January 2009 and daily from 21 January 2009 to 20 February 2009, being the last practicable date prior to the finalisation of this circular, are set out below. The highest, lowest and closing US dollar-rand noon buying rates for each quarter commencing during the period from January 2006 to December 2008 are as follows:

Quarter ended	High	Low	Closing
2006
March	6.34	5.99	6.15
June	7.43	5.99	7.17
September	7.76	6.72	7.76
December	7.94	6.94	7.04

2007
March	7.48	6.88	7.29
June	7.28	6.88	7.04
September	7.50	6.81	6.88
December	7.05	6.45	6.86

2008
March	8.21	6.76	8.14
June	8.12	7.47	7.80
September	8.32	7.23	8.32
December	11.27	8.27	9.30

The highest, lowest and closing US dollar-rand noon buying rates for each month commencing during the period from January 2008 to January 2009 are as follows:

Month ended	High	Low	Closing
2008
January	7.45	6.74	7.45
February	7.90	7.41	7.74
March	8.21	7.76	8.14
April	8.03	7.53	7.57
May	7.76	7.47	7.62
June	8.12	7.70	7.80
July	7.92	7.31	7.31
August	7.90	7.23	7.70
September	8.32	7.77	8.32
October	11.27	8.27	9.87
November	10.64	9.63	10.10
December	10.47	9.30	9.30

2009
January	10.27	9.29	10.20
The highest, lowest and closing US dollar-rand noon buying rate for each trading day commencing during the period from 21 January 2009 to 20 February 2009, being the last practicable date prior to the finalisation of this circular, are as follows:

Daily	Closing
January 2009
21	10.17
22	10.12
23	10.27
26	10.12
27	9.98
28	9.90
29	9.97
30	10.20

February 2009
2	10.18
3	10.10
4	9.98
5	9.86
6	9.65
9	9.61
10	9.75
11	9.88
12	10.08
13	9.93
17	10.25
18	10.26
19	10.07
20	10.19

(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
ISIN: ZAE000044897
(“Telkom” or the “Company”)
NOTICE OF GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that a general meeting of shareholders of the Company will be held in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, South Africa at 10:00 South African time on Thursday, 26 March 2009, for the purpose of considering and, if deemed fit, passing, with or without modification, the following special and ordinary resolutions:
SPECIAL RESOLUTION 1
“RESOLVED that, subject to the passing of special resolution 2 and ordinary resolutions 1, 2 and 3 (save to the extent that such resolutions are conditional on the passing of this resolution), the articles of association of the Company be, and are hereby amended by, the insertion therein of the following new article 55 immediately after the existing article 54:
‘55. FOREIGN MEMBERS
Notwithstanding anything to the contrary contained in these articles, if, in the opinion of the directors of the company, any payment or distribution in specie to members who are resident, or have a registered address, in any jurisdiction other than South Africa (“foreign members”) may result in unduly onerous registration or other regulatory obligations for the company, such payment or distribution in specie shall not be made to such foreign members personally but shall instead be retained by the company or made to a third party in South Africa nominated by the company, which shall in each case hold such payment or distribution in specie on behalf of such foreign members. The company, or third party to whom such payment or distribution in specie is made, shall be obliged to dispose thereof and to remit the proceeds of such disposal (net of applicable fees, expenses, taxes and charges) to such foreign members, subject to the provisions of article 15.’”
SPECIAL RESOLUTION 2
“RESOLVED that, subject to the passing of special resolution 1 and ordinary resolutions 1, 2 and 3 (save to the extent that such resolutions are conditional on the passing of this resolution), the Company be and is hereby authorised in terms of article 11 of the Company’s articles of association and section 228 of the Companies Act, 1973 (Act 61 of 1973), as amended (“Companies Act”) to distribute to its shareholders, pro rata to their respective holdings of shares in the Company on the record date for the distribution, as an unbundling transaction contemplated in section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and as permitted by section 90 of the Companies Act, 520,783,900 ordinary shares in Vodacom Group (Proprietary) Limited held by the Company, upon the terms and subject to the conditions set out in the circular to shareholders dated 2 March 2009 of which this notice of general meeting forms part.”
ORDINARY RESOLUTION 1
“RESOLVED that, in accordance with the Listings Requirements of the JSE Limited and subject to the passing of special resolutions 1 and 2 and ordinary resolutions 2 and 3 (save to the extent that such resolutions are conditional on the passing of this resolution), the sale by the Company of 15% of the entire issued ordinary share capital of Vodacom Group (Proprietary) Limited to Vodafone Holdings (SA) (Proprietary) Limited, upon the terms and subject to the conditions set out in the circular to shareholders dated 2 March 2009 of which this notice of general meeting forms part, is hereby approved.”

ORDINARY RESOLUTION 2
“RESOLVED that, in accordance with article 45.1 of the Company’s articles of association and the recommendation of the Company’s directors set out in the circular to shareholders dated 2 March 2009 of which this notice of general meeting forms part and subject to (i) the passing of special resolutions 1 and 2 and ordinary resolutions 1 and 3 (save to the extent that such resolutions are conditional on the passing of this resolution); and (ii) the receipt by Telkom of the purchase price from the sale of 15% of the entire issued ordinary share capital of Vodacom Group (Proprietary) Limited to Vodafone Holdings (SA) (Proprietary) Limited, a dividend of ZAR19.00 per ordinary share in the capital of the Company is declared, such dividend to be paid within 30 days of receipt of the purchase price.”
ORDINARY RESOLUTION 3
“RESOLVED that, subject to the passing of special resolutions 1 and 2 and ordinary resolutions 1 and 2 (save to the extent that such resolutions are conditional on the passing of this resolution), any director of the Company is hereby authorised to sign all such documents and do all such things as may be necessary or desirable to implement special resolutions 1 and 2 and ordinary resolutions 1 and 2.”
ORDINARY RESOLUTION 4
The amendment to the Telkom Conditional Share Plan will only be required if the proposed transaction is implemented. Accordingly, ordinary resolution 4 will only be proposed in the event that special resolutions 1 and 2 and ordinary resolutions 1, 2 and 3 are first passed by shareholders. In terms of the Listings Requirements of the JSE Limited, ordinary resolution 4 must be approved by a 75% majority of the votes cast in favour of such resolution by all shareholders present in person or represented by proxy at the general meeting.
“RESOLVED that, subject to the passing of ordinary resolution 5 (save to the extent that such resolution is conditional on the passing of this resolution) the amendment to the Telkom Conditional Share Plan, details of which are set out in paragraph 12 of the circular to shareholders dated 2 March 2009 of which this notice of general meeting forms part, is hereby approved.”
ORDINARY RESOLUTION 5
“RESOLVED that, subject to the passing of ordinary resolution 4 (save to the extent that such resolution is conditional on the passing of this resolution), any director of the Company is hereby authorised to sign all such documents and do all such things as may be necessary or desirable to implement ordinary resolution 4.”
Reason for and effect of special resolution 1
The Company has members in numerous jurisdictions other than South Africa (“foreign members”). In certain instances making payments or distributions in specie to foreign members may subject the Company to unduly onerous registration or other regulatory obligations. The reason for special resolution 1 and the effect thereof is to amend the articles of association of the Company so that the Company may, if the directors of the Company determine that a payment or distribution in specie to foreign members may result in unduly onerous registration or other regulatory obligations, either retain the payment or distribution in specie or make same to a third party in South Africa nominated by the Company, which shall in each case hold such payment or distribution in specie on behalf of the foreign members concerned on the basis that the Company or third party shall dispose of such distribution or payment in specie and remit the proceeds thereof (net of applicable fees, expenses, taxes and charges) to such foreign members. For further details, please refer to paragraph 7 of the circular to shareholders dated 2 March 2009 of which this notice of general meeting forms part.
Reason for and effect of special resolution 2
Article 11 of the Company’s articles of association provides that, subject to the provisions of the Companies Act and the requirements of the JSE Limited, the Company may with the prior approval of a general meeting make payments in cash or in specie to its members.
Section 228 of the Companies Act requires a special resolution to be passed by the shareholders of the Company in order for the directors to dispose of the whole or greater part of the Company’s assets.

The reason for and effect of this special resolution is to obtain approval for the distribution by the Company of the 520,783,900 ordinary shares in the share capital of Vodacom Group (Proprietary) Limited held by it to the Company’s shareholders in terms of article 11 of the Company’s articles of association and in terms of section 228 of the Companies Act in so far as such distribution will have the effect of the Company disposing of the greater part of its assets.
VOTING AND PROXIES
A shareholder entitled to attend and vote at the general meeting may appoint one or more persons as its proxy to attend, speak, vote or abstain from voting in such shareholder’s stead. A proxy need not be a shareholder of the Company.
On a show of hands, every shareholder of the Company who is present in person or represented by proxy at the general meeting, shall have one vote, and on a poll, every shareholder of the Company who is present in person or represented by proxy at the general meeting shall have that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by that shareholder bears to the aggregate amount of the nominal value of all the shares issued by the Company.
A form of proxy is attached for the convenience of certificated shareholders and “own-name” dematerialised shareholders who are unable to attend in person at the general meeting, but who wish to be represented thereat by proxy, who should complete the attached form of proxy in accordance with the instructions contained therein. In order to be valid, duly completed forms of proxy must be received by Telkom’s transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) by not later than 10:00 South African time on Wednesday, 25 March 2009.
Dematerialised shareholders (who are not “own name” dematerialised shareholders) who wish to cast their votes, should contact their Central Securities Depository Participant (“CSDP”) or broker and instruct their CSDP or broker as to how they wish to cast their votes at the Company’s general meeting in order for their CSDP or broker to vote in accordance with such instructions. If such shareholders wish to attend at the general meeting in person or to vote by way of proxy, they must contact their CSDP or broker who will furnish them with the necessary letter of representation to attend at the general meeting in person or be represented thereat by proxy. This must be done in terms of the agreement entered into between the dematerialised shareholder and the CSDP or broker.
Telkom ADS holders will receive a voting instruction generated by Telkom’s United States Depositary. Telkom ADS holders who wish to attend the general meeting must contact the United States Depositary to become registered owners of the ordinary shares corresponding to their Telkom ADSs prior to Wednesday, 18 March 2009, by presenting their Telkom ADSs to the United States Depositary for cancellation, and (upon compliance with the terms of the deposit agreement, including payment of the United States Depositary’s fees applicable taxes and governmental charges) taking delivery of the underlying ordinary shares represented thereby. The details of the United States Depositary are referred to in the “Corporate Information and Advisors” section on page 1 of the circular to shareholders dated 2 March 2009 of which this notice of general meeting forms part.
By order of the board
TELKOM SA LIMITED
Adv M C Monyai
Acting Company Secretary
2 March 2009

Registered office	Transfer secretaries

Telkom Towers North	Computershare Investor Services (Proprietary) Limited
152 Proes Street	Ground Floor
Pretoria 0002	70 Marshall Street
South Africa	Marshalltown 2107
(Private Bag X881, Pretoria 0001)	South Africa
(PO Box 61051, Marshalltown 2107)

PRINTED BY INCE (PTY) LTD

(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
ISIN: ZAE000044897
(“Telkom” or the “Company”)
FORM OF PROXY FOR THE GENERAL MEETING OF SHAREHOLDERS
For use by certificated shareholders of Telkom and “own-name” dematerialised shareholders of Telkom only (collectively, “Entitled Shareholders”) at the general meeting of shareholders of Telkom SA Limited to be held at 10:00 South African time on Thursday, 26 March 2009 in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, South Africa.
Shareholders who have dematerialised their Telkom shares, other than “own name” dematerialised shareholders, must inform their CSDP or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person. Such shareholders must not return this form of proxy to the transfer secretaries.
I/We (BLOCK LETTERS)

of

Telephone: (Work) (include country and area code)	Telephone: (Home) (include country and area code)

Fax: (include country and area code)	Cell/mobile number:

being the holder(s) of	Telkom shares; hereby appoint (see note 3)

1.	or failing him/her,

2.	or failing him/her,

3. the chairman of the general meeting,
as my/our proxy to attend and speak and vote for me/us on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing with or without modification, the special and ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of Telkom registered in my/our name/s, in accordance with the following instructions.

Resolution	For	Against	Abstain
Special resolution 1 (Approval of the amendment to Telkom’s articles of association)

Special resolution 2 (Approval of the unbundling in terms of Telkom’s articles of association and section 228 of the Companies Act)

Ordinary resolution 1 (Approval of sale of 15% of Vodacom Group (Proprietary) Limited to Vodafone Holdings SA (Proprietary) Limited)

Ordinary resolution 2 (Declaration of special dividend)

Ordinary resolution 3 (Approval of authorisation of directors to take all necessary steps to implement special resolutions 1 and 2 and ordinary resolutions 1 and 2)

Ordinary resolution 4 (Approval of the amendment to the Telkom Conditional Share Plan)

Ordinary resolution 5 (Approval of authorisation of directors to implement ordinary resolution 4)
Insert an “X” in the relevant spaces above according to how you wish your votes to be cast (see note 4).

Signed at	this	day of	2009

Signature

Assisted by me (if applicable)

Please read the notes on the reverse side hereof.
Important Notice Regarding the Availability of Certain Shareholder Materials for the General Meeting to be held on Thursday, 26 March 2009. This form of proxy with respect to the general meeting and the accompanying circular and notice of general meeting, directions to the venue for the general meeting and the 2008 annual reports of both Telkom and Vodacom Group are available at http://www.telkom.co.za/ir.

Notes to the proxy:

1.
The completion and lodging of this form of proxy will not preclude the Entitled Shareholder who grants this proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should he or she wish to do so.

2.
Every Entitled Shareholder represented by proxy and entitled to vote shall, on a show of hands, have only one vote and upon a poll shall have that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by that Entitled Shareholder bears to the aggregate of the nominal value of all the shares issued by the Company.

3.
You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose with or without deleting the words “the chairman of the general meeting”. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as a proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the general meeting. A proxy may appoint any person as proxy in his or her stead.

4.
An Entitled Shareholder’s instructions to the proxy must be indicated by the insertion of an “X” or the relevant number of shares in the appropriate box provided. An “X” in the appropriate box indicates the maximum number of votes exercisable by the Entitled Shareholder. If the Entitled Shareholder does not indicate in the appropriate place on the face hereof how he or she wishes to vote in respect of a resolution, his or her proxy shall be entitled to vote as he or she deems fit in respect of that resolution. An Entitled Shareholder or his or her proxy is not obliged to use all the votes exercisable by his or her proxy, but the total of the votes cast, and in respect of abstention the total recorded, may not exceed the total of the votes exercisable by such Entitled Shareholder by his or her proxy.

5.	When there are joint holders of shares:
•	any one holder may sign this form of proxy; and

•
if more than one holder completes and lodges this form of proxy, the vote of the senior holder who tenders a vote, will be accepted to the exclusion of the vote(s) of the other joint holders. For this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

6.
If the form of proxy is signed under the authority of a power of attorney or on behalf of a company or any other juristic person, then it must be accompanied by such power of attorney or a certified copy of the relevant enabling resolution or other authority of such company or other juristic person, unless proof of such authority has been recorded by the Company or the transfer secretaries or waived by the chairman of the general meeting.

7.	A vote cast or act done in accordance with the terms of this form of proxy shall be deemed to be valid notwithstanding:
•	the previous death, insanity, or any other legal liability of the person appointing the proxy; or

•	the revocation of the proxy; or

•	the transfer of a share in respect of which the proxy was given,

unless notice as to any of the abovementioned matters shall have been received by the Company at its registered office or by the chairman of the general meeting at the place of the general meeting if not held at the registered office, before the commencement or resumption (if adjourned) of the general meeting at which the vote was cast or the act was done or before the poll at which the vote was cast.

8.	A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration must be signed, not initialled.

9.	The chairman of the general meeting may, in his absolute discretion, reject any form of proxy which is completed other than in accordance with these instructions.

10.
Forms of proxy and powers of attorney or any other authority appointing a proxy shall be deposited at the transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (or posted to PO Box 61051, Marshalltown 2107) so as to be received not later than 10:00, South African time, on Wednesday, 25 March 2008 (in respect of the meeting) or 24 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for holding of any adjourned meeting.

11.	No form of proxy shall be valid after the expiration of two months from the date when it was deposited at the transfer secretaries unless it specifically provides otherwise.

12.	This form of proxy shall be valid at a resumption of an adjourned general meeting to which it relates, unless the contrary is stated thereon.

13.
This form of proxy shall not be used at the resumption of any adjourned general meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than it was not lodged timeously for the general meeting from which the adjournment took place.

This is not an offer of securities for sale in the US or to or for the account or benefit of any “US person” (within the meaning of the US Securities Act of 1933, as amended) and securities may not be offered or sold in the US or to a “US person” absent of registration or an exemption from registration. There will be no public offering of Vodacom Group securities in the US or to a “US person” that would require registration.